Exhibit B.3(c): Management’s discussion and analysis excerpted from pages 37-89 of CIBC’s 2008 Annual Accountability Report

Management’s Discussion and Analysis
Management’s discussion and analysis (MD&A) should be read in conjunction with the audited consolidated financial statements included in this Annual Accountability Report. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) and are expressed in Canadian dollars. The effect of significant differences between Canadian and U.S. GAAP is disclosed in Note 29 to the consolidated financial statements. Certain comparative amounts have been reclassified to conform with the presentation adopted in the current year. This MD&A is current as of December 4, 2008. Additional information relating to CIBC is available on SEDAR at www.sedar.com and on the U.S. Securities and Exchange Commission’s (SEC) website at www.sec.gov. No information on our website (www.cibc.com) should be considered incorporated herein by reference. A glossary of terms used in the MD&A and the consolidated financial statements is provided on pages 167 to 169 of this Annual Accountability Report.
External reporting changes
The following is a summary of the external reporting changes adopted in the first quarter of 2008:
-	We adopted the Internal Convergence of Capital Measurement and Capital Standards: a Revised Framework, commonly named as Basel II. See “Management of Risk” section for additional details.

-	We moved our commercial banking line of business from CIBC World Markets to CIBC Retail Markets. Prior period information was restated.

-	We moved our securitization-related revenue from the lines of businesses (cards, mortgages and personal lending) to other within CIBC Retail Markets. Prior period information was restated.

-	We moved the investment consulting service revenue from retail brokerage to asset management, both within CIBC Retail Markets. Prior period information was restated.

-	We allocated the general allowance for credit losses between the strategic business lines (CIBC Retail Markets and CIBC World Markets). Prior to 2008, the general allowance (excluding FirstCaribbean International Bank) was included within Corporate and Other. Prior period information was not restated.

38 Overview
38 Vision, Mission and Values
38 Strategic Priorities
38 Performance Measurement
38 2008 Performance
39 Economic and Market Environment
39 Financial Overview
40 Significant Events
41 Outlook for 2009

42 Run-off Businesses and Other Selected Activities
42 Run-off Businesses
49 Other Selected Activities

50 Financial Performance Review
50 Net Interest Income and Margin
50 Non-interest Income
50 Trading Activities
50 Provision for Credit Losses
51 Non-Interest Expenses
51 Taxes
51 Foreign Exchange
51 Fourth Quarter Review
52 Quarterly Trend Analysis
53 Review of 2007 Financial Performance
54 Non-GAAP Measures

56 Business Line Overview
56 CIBC Retail Markets
59 CIBC World Markets
61 Corporate and Other

62 Financial Condition
62 Review of Consolidated Balance Sheet
63 Capital Resources
67 Off-balance Sheet Arrangements

70 Management of Risk
70 Risk Overview
71 Basel II Capital Accord
71 Credit Risk
76 Market Risk
80 Liquidity Risk
82 Strategic Risk
82 Operational Risk
83 Reputation and Legal Risk
83 Regulatory Risk
83 Environmental Risk

84 Accounting and Control Matters
84 Critical Accounting Policies and Estimates
88 Financial Instruments
88 Accounting Developments
89 Related-party Transactions
89 Controls and Procedures

A NOTE ABOUT FORWARD-LOOKING STATEMENTS: From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including in this Annual Accountability Report, in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission and in other communications. These statements include, but are not limited to, statements made in the “Chief Executive Officer’s Letter”, “Balanced Scorecard”, “Overview”, “Run-off Businesses and Other Selected Activities”, “Business Line Overview” and “Contingent Liabilities” sections, of this report and other statements about our operations, business lines, financial condition, risk management, priorities, targets, ongoing objectives, strategies and outlook for 2009 and subsequent periods. Forward-looking statements are typically identified by the words “believe”, “expect”, “anticipate”, “intend”, “estimate” and other similar expressions or future or conditional verbs such as “will”, “should”, “would” and “could”. By their nature, these statements require us to make assumptions, including the economic assumptions set out in the “Overview — Outlook for 2009” section of this report, and are subject to inherent risks and uncertainties that may be general or specific. A variety of factors, many of which are beyond our control, affect our operations, performance and results, and could cause actual results to differ materially from the expectations expressed in any of our forward-looking statements. These factors include: credit, market, liquidity, strategic, operational, reputation and legal, regulatory and environmental risk discussed in the Management of Risk section of this report; legislative or regulatory developments in the jurisdictions where we operate; amendments to, and interpretations of, risk-based capital guidelines and reporting instructions; the resolution of legal proceedings and related matters; the effect of changes to accounting standards, rules and interpretations; changes in our estimates of reserves and allowances; changes in tax laws; changes to our credit ratings; that our estimate of sustainable effective tax rate will not be achieved; political conditions and developments; the possible effect on our business of international conflicts and the war on terror; natural disasters, public health emergencies, disruptions to public infrastructure and other catastrophic events; reliance on third parties to provide components of our business infrastructure; the accuracy and completeness of information provided to us by clients and counterparties; the failure of third parties to comply with their obligations to us and our affiliates; intensifying competition from established competitors and new entrants in the financial services industry; technological change; global capital market activity; interest rate and currency value fluctuations; general business and economic conditions worldwide, as well as in Canada, the U.S. and other countries where we have operations; changes in market rates and prices which may adversely affect the value of financial products; our success in developing and introducing new products and services, expanding existing distribution channels, developing new distribution channels and realizing increased revenue from these channels; changes in client spending and saving habits; our ability to attract and retain key employees and executive; and our ability to anticipate and manage the risks associated with these factors. This list is not exhaustive of the factors that may affect any of our forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on our forward-looking statements. We do not undertake to update any forward-looking statement that is contained in this report or in other communications except as required by law.

CIBC Annual Accountability Report 2008	37

Management’s Discussion and Analysis
Overview
CIBC is a leading North American financial institution serving clients in Canada and around the world. Through our two distinct strategic business lines, CIBC Retail Markets and CIBC World Markets, we provide a full range of products and services to almost 11 million individual and small business clients, and meet the financial needs of corporate and institutional clients.
Vision, mission and values
Our vision is to be the leader in client relationships. In support of this vision, our mission is to fulfill the commitments we have made to each of our stakeholders:
•	Helping our clients achieve what matters to them

•	Creating a positive employee experience

•	Making a difference in our communities

•	Generating strong total returns for our shareholders
Our vision and mission are supported by a culture based on three values — trust, teamwork and accountability.
Strategic priorities
Our vision, mission and values provide an important framework within which we execute our strategic business plan.
     Our strategic imperative is to deliver consistent and sustainable earnings over the long-term. In support of our strategic imperative, we are focused on three key business priorities:
•	Business strength

•	Productivity

•	Balance sheet strength and capital usage
Performance measurement
We have established a performance measurement framework, which we call our balanced scorecard, in order to measure our progress against our vision, mission, and strategy. Our balanced scorecard contains both financial and non-financial measures covering areas that are important to all of our stakeholders — clients, employees, communities and shareholders.
     Our financial measures include quantitative targets for earnings per share growth, return on equity, capital strength, business mix, risk, productivity, our common share dividend payout and total shareholder return. Our non-financial measures include objectives in the areas of client satisfaction, employee experience, community investment, environmental responsibility and corporate governance.
2008 performance
2008 was a year of challenge and change for the global financial services industry. The deterioration of the U.S. residential mortgage market that began in 2007 escalated into a broad-based credit crisis that has required co-ordinated actions from central banks and governments around the world.
     Against this backdrop, CIBC, like many other financial institutions around the world, has recorded mark-to-market write-downs and counterparty credit valuation adjustments on structured credit positions. These charges resulted in CIBC reporting a net loss for 2008.
     While our 2008 financial performance is not aligned with our strategy, CIBC took action on a number of fronts to position the bank for potential emerging challenges in the environment. These actions have positioned CIBC for better performance as market conditions improve. More importantly, they have strengthened CIBC for the long term.
Capital strength
Going into 2008, we emphasized capital strength as our key priority.
     In January of 2008 we raised $2.9 billion of common equity before the financial markets experienced broad-based deterioration. As a result of this capital raise, together with business exits, ongoing earnings and asset reduction initiatives, our Tier 1 capital ratio, the primary measure of our capital strength, improved to 10.5% at the end of 2008.
     Our Tier 1 capital ratio of 10.5% exceeds regulatory requirements of 7% and is the strongest among the major commercial banks in North America.
     A major area of focus for CIBC in 2008 was building capital and reducing our structured credit run-off exposure as market conditions deteriorated. As of the end of 2008, the risk of future losses in this portfolio has been reduced.
     While market conditions remain uncertain heading into 2009, our capital position is a key strength for CIBC, providing a solid foundation for future investment and growth.
Business strength
While emphasizing balance sheet strength, we have also been focused on our core businesses.
     CIBC Retail Markets reported net income of $2.3 billion in 2008. Profitability was supported by volume growth and expense discipline. Against the backdrop of highly competitive industry conditions and a more challenging environment, we maintained market share in key product areas and continued to invest in our distribution, advisory and product capabilities. Our branch network in Canada has long been an area of strength for CIBC. We are investing in new branches, longer branch hours, upgrades to our Automated Banking Machine (ABM) network, and telephone banking capacity to ensure the continued strength and long-term growth of our platform. In the area of advice, CIBC remains a market leader in Canada. CIBC Wood Gundy holds a strong number two position in the full service brokerage segment and Imperial Service represents the largest fully-licensed and accredited branch-based advisory network in the industry. An important part of our retail strategy is to leverage our market leadership in the key area of loyalty programs. During 2008, we extended our Aeroplan offer to more of our clients, including the addition of Aeroplan Miles to new products such as the CIBC Unlimited chequing account.
     CIBC World Markets reported a loss of $4.2 billion in 2008 as a result of the structured credit write-downs. CIBC World Markets was repositioned in 2008 to reduce risk and strengthen alignment with CIBC’s desired risk profile and strategic imperative of consistent and sustainable performance over the long term. Our first priority was to sell or exit businesses that did not align with our strategy. We sold our U.S.-based investment banking, leveraged finance, equities and related debt capital markets businesses to Oppenheimer Holdings Inc. (Oppenheimer), exited our leveraged finance activities in London, and placed our structured credit business in run-off. We reduced other non-core activities, including derivatives trading and our asset-backed commercial paper conduits. Under a new management team, we renewed our CIBC World Markets strategy around four core businesses — global equities; fixed income and currencies; investment, corporate and merchant banking; and real estate finance. In the face of extremely challenging market conditions and the distractions of internal repositioning, these businesses performed well in 2008 and

38	CIBC Annual Accountability Report 2008

Management’s Discussion and Analysis
continued to provide value to our clients. Moving forward, CIBC World Markets has set a financial objective in support of its goal of greater earnings consistency, with a target to achieve annual net income over the medium-term of $300 million to $500 million from its continuing businesses.
Productivity
CIBC achieved further improvements in 2008 in the area of productivity. Our target for 2008 was to hold expenses flat relative to the fourth quarter of 2006, excluding FirstCaribbean International Bank and our exited/sold businesses. For the third consecutive year, we exceeded these annual expense targets. Our strategic target is to achieve a median efficiency ratio among our Canadian bank peer group. In 2009, we expect further opportunities to maintain expense discipline, particularly from reducing trailing infrastructure expenses associated with our business exits. We are placing equal emphasis on achieving revenue improvements, which are necessary to achieve our strategic target on a sustainable basis over the long term.
     In summary, we made important progress in 2008 against our priorities and have strengthened CIBC for the long term.
Economic and market environment
CIBC was affected by the slowing global economic climate in 2008 and related shocks to financial markets. Canada’s economy skirted close to recession in terms of real output, although the first three quarters of the fiscal year featured solid gains in nominal output, employment, and incomes from record prices for many commodities. Export volumes declined in sympathy with the U.S. slump, but domestic economic activity remained healthy through much of the year, supporting deposit growth. The Canadian dollar weakened over the course of the year, providing some shelter to exporters.
     Anticipating the fallout from the U.S. situation and risks to the world financial system, the Bank of Canada moved to cut interest rates aggressively, helping to bring down short-term interest rates, despite headline inflation running above the 2% target on higher gasoline and food prices. That helped keep mortgage and consumer credit demand growing strongly, and low rates of unemployment kept losses on these portfolios contained, although personal bankruptcies began to rise from a low prior-year base. Later in the year, a slowdown in employment growth was reflected in a gradual retreat in home sales, construction and house prices, particularly relative to earlier booms in western Canada. Non-financial corporate earnings showed healthy growth, particularly in the resource sector during the period of record prices. Troubles in the U.S. residential mortgage market spilled over into a broader fallout to global credit markets. That negatively affected valuations on related CIBC assets, and resulted in a narrowing of interest margins as the spreads on wholesale funding to Canadian banks rose, particularly in the term debt market.
Financial overview

$ millions, except per share amounts,
as at or for the year ended October 31	2008	2007	2006

Total revenue	$3,714	$12,066	$11,351
Net (loss) income	(2,060)	3,296	2,646
Per share — basic (loss) earnings	(5.89)	9.30	7.50
— cash basic (loss) earnings(1)(2)	(5.80)	9.38	7.56
Per share — diluted (loss) earnings	(5.89)	9.21	7.43
— cash diluted (loss) earnings(1)(2)	(5.80)	9.30	7.49
Dividends per share	3.48	3.11	2.76
Total assets	353,930	342,178	303,984
Return on equity	(19.4)%	28.7%	27.9%
Efficiency ratio	n/m (3)	63.1%	66.0%
Cash efficiency ratio (TEB)(1)	n/m (3)	61.3%	64.4%
Total shareholder return	(43.5)%	20.2%	25.6%
Share price	54.66	102.00	87.60

Tier 1 capital ratio(4)	10.5%	9.7%	10.4%
Total capital ratio(4)	15.4%	13.9%	14.5%

(1)	For additional information, see the “Non-GAAP measures” section.

(2)	In case of a loss, the effect of stock options potentially exercisable on diluted earnings (loss) per share is anti-dilutive; therefore, basic and diluted earnings (loss) per share are the same.

(3)	Not meaningful due to the net loss in the year.

(4)	2008 is based upon Basel II framework whereas the prior years were based upon Basel I framework.
Net loss for the year was $2,060 million, compared to net income of $3,296 million in 2007. Our results for 2008 and 2007 were affected by the following items:
2008
•	Loss on the structured credit run-off business of $7.3 billion ($4.9 billion after-tax);

•	$ 519 million positive impact of favourable tax-related items, including $486 million on recognition of an additional expected tax benefit relating to Enron-related litigation settlements;

•	$ 414 million ($279 million after-tax) positive impact of changes in credit spreads on the mark-to-market (MTM) of credit derivatives in our corporate loan hedging program;

•	$ 192 million ($130 million after-tax) of higher than normal severance accruals;

•	$ 177 million ($106 million after-tax) of higher than normal losses/write-downs on our merchant banking and other investment portfolios in the fourth quarter;

•	$ 125 million ($78 million after-tax) combined loss related to the sale of some of our U.S. businesses to Oppenheimer, and the exit of certain trading positions;

•	$ 106 million ($67 million after-tax) of losses and interest expense related to leveraged leases;

•	$ 75 million ($50 million after-tax) of credit valuation adjustments (CVA) against credit exposures to derivatives counterparties, other than financial guarantors, on non-structured credit contracts;

•	$ 56 million ($38 million after-tax) increase in market valuation adjustments due to changes in valuation technique on other than structured credit positions; and

•	$ 47 million foreign exchange gain ($113 million loss after-tax) on the repatriation of capital and retained earnings.

CIBC Annual Accountability Report 2008	39

Management’s Discussion and Analysis
2007
•	$ 777 million ($507 million after-tax) mark-to-market losses, net of gains on related hedges, on collateralized debt obligations (CDO) and real estate mortgage-backed securities (RMBS) related to the U.S. residential mortgage market;

•	$ 456 million ($381 million after-tax and minority interest) Visa gain;

•	$139 million of favourable tax-related items;

•	$102 million ($92 million after-tax) net reversal of litigation accruals;

•	$98 million ($64 million after-tax) positive impact of changes in credit spreads on the MTM of our corporate loan credit derivatives;

•	$47 million ($26 million after-tax) of expenses related to the proposed sale of some of our U.S. businesses; and

•	$24 million ($17 million after-tax) reversal of the general allowance for credit losses.
Revenue decreased $8.4 billion or 69%. CIBC Retail Markets revenue was down $509 million or 5% from 2007. Prior year revenue included the Visa gain noted above. Narrower spreads in deposits, cards, mortgages, and loans were mostly offset by volume growth. CIBC World Markets revenue was down $7.8 billion from 2007 primarily due to the losses related to structured credit run-off activities and the sale of some of our U.S. businesses as noted above. Revenue from investment banking and credit products was down mainly due to losses related to leveraged leases. These losses were partially offset by gains in our corporate loan hedging program and the foreign exchange gain on repatriation noted above.
     Provision for credit losses increased $170 million or 28%, resulting mainly from higher volumes and loss rates in the cards portfolio, and lower recoveries and reversals in the corporate lending portfolio, partially offset by lower losses in the personal banking portfolio. The prior year also benefited from a reversal of the general provision as noted above.
     Non-interest expenses decreased $411 million or 5% primarily due to the impact of the sale of some of our U.S. businesses and lower performance-related compensation, partially offset by higher litigation and professional expenses and the acquisition of FirstCaribbean in December 2006.
     Income tax expense was down $2,742 million, primarily due to lower income and the $486 million increase in our expected tax benefit relating to Enron-related litigation settlements, partially offset by taxes on the repatriation of retained earnings from our foreign operations as noted above.
Significant events
Global market credit issues
Problems originating in the U.S. sub-prime mortgage market last year continued to have global impact during the year. Our structured credit business, within CIBC World Markets, had losses for the year of $7.3 billion. These losses were primarily due to increased credit valuation adjustments in respect of our exposures hedged with financial guarantors. The deterioration of the MTM value of the underlying assets hedged by financial guarantors over the course of the year has in turn affected the credit quality of the financial guarantors, resulting in increased credit valuation adjustments. In addition to the deterioration in MTM values the following developments during the year also affected our structured credit results and exposures:
•	ACA was restructured in August resulting in the termination of our credit derivative contracts with ACA;

•	We transacted with Cerberus Capital Management LP (Cerberus) to obtain downside protection on our USRMM exposures;

•	An event of default triggered a reduction in our unfunded commitment which resulted in gain;

•	We commuted a USRMM contract with a financial guarantor; and

•	Changes in valuation technique and accounting reclassifications of certain exposures had a positive impact on results.
These events are discussed in more detail in our “Run-off businesses and other selected activities” section.
Sale of some of our U.S. businesses
Effective January 1, 2008, we sold our U.S.-based investment banking, leveraged finance, equities, and related debt capital markets businesses and our Israeli investment banking and equities businesses to Oppenheimer. The sale to Oppenheimer of certain U.S. capital markets related businesses located in the U.K. and Asia closed in the fourth quarter of 2008. During the year, we recorded a pre-tax loss of $57 million on the sale.

     CIBC Restricted Share Awards (RSAs) held by employees transferred to Oppenheimer will continue to vest in accordance with their original terms. To support this compensation arrangement, Oppenheimer will reimburse CIBC for the cost of these RSAs to the extent they vest, at which time we will record the reimbursements in other non-interest income.
     Pursuant to the sale agreement, CIBC invested in a US$100 million subordinated debenture issued by Oppenheimer and is providing certain credit facilities to Oppenheimer and its investment banking clients to facilitate Oppenheimer’s business, with each loan subject to approval by CIBC’s credit committee.
     The disposition is not expected to have a significant impact on our ongoing results of operations.
Exiting of certain trading positions
We have discontinued certain trading strategies that are no longer appropriate in the current market environment or are not aligned with the core CIBC World Markets business strategy. Positions under these trading strategies are included in the following trading books:
•	Exotic European Interest Rate Derivatives (Exotic European IRD);

•	European and Asian Proprietary Equity Derivatives Trading;

•	Equity Yield Arbitrage;

•	U.S. Convertible Arbitrage; and

•	U.S. Capital Structure Arbitrage.
We are managing these books separately from our ongoing trading activities with the mandate of exiting the remaining positions. As a result, we recorded a $68 million market valuation adjustment for the ongoing unwinding and liquidation of these positions.

40	CIBC Annual Accountability Report 2008

Management’s Discussion and Analysis
     As at October 31, 2008, the Exotic European IRD book consisted of primarily exotic and semi-exotic interest rate derivatives with a notional amount of $29.0 billion (fair value receivable of $169 million) and related hedges. The European and Asian Proprietary Equity Derivatives Trading book comprised equity derivatives with a notional of $21.3 billion (fair value payable of $118 million) and interest rate derivatives with a notional of $6.7 billion (fair value receivable of $5 million). The other books primarily consisted of illiquid preferred shares, debentures and bonds (long of $254 million and short of $111 million).
Issue of share capital
During the year, we issued 45.3 million common shares for net proceeds of $2.9 billion.
     We issued 23.9 million common shares for net proceeds of $1.5 billion, through a private placement to a group of institutional investors, comprising Manulife Financial Corporation, Caisse de dépôt et placement du Québec, Cheung Kong (Holdings) Ltd. and OMERS Administration Corporation.
     We also issued 21.4 million common shares for net proceeds of $1.4 billion, through a public offering.
Sale of Visa Inc. shares
As a result of the worldwide restructuring of Visa, we recorded a pre-tax gain of $456 million ($381 million after-tax and minority interest), in 2007.
     In March 2008, Visa Inc. proceeded with the IPO of Class A shares at US$44 per share. As a result of the mandatory redemption of 56.1% of our shares and the final adjustment process, we recorded a pre-tax loss of $22 million ($19 million after-tax and minority interest).
     In July 2008, we sold our remaining shares in Visa Inc. to another former bank member in the Visa network, as permitted by the terms of Visa’s restructuring agreements, and recorded a gain of $28 million ($20 million after-tax and minority interest).
Leveraged leases
Effective November 1, 2007, we adopted the amended Canadian Institute of Chartered Accountants (CICA) Emerging Issues Committee Abstract (EIC) 46, “Leveraged Leases”, which was based upon the Financial Accounting Standards Board Staff Position FAS 13-2, “Accounting for a Change or Projected Change in the Timing of Cash Flows Relating to Income Taxes Generated by a Leveraged Lease Transaction”.
     The EIC requires that a change in the estimated timing of the cash flows relating to income taxes result in a recalculation of the timing of income recognition from the leveraged lease. The adoption resulted in a $66 million charge to opening retained earnings as at November 1, 2007. An amount approximating this non-cash charge will be recognized into income over the remaining lease terms using the effective interest rate method.
     CIBC has accepted the recent Internal Revenue Service (IRS) settlement offer with respect to its leveraged leases and is in the process of providing the required supplementary information to the IRS in connection with the settlement. The terms and conditions of the offer letter are identical to those received by other industry participants in these transactions. The effect of the communication is a further change in the cash flows from the previous offer to settle by the IRS and from what was reflected in the opening retained earnings amount as described above. The statement of operations includes a 2008 fiscal year pre-tax charge of $40 million resulting from a GAAP lease income adjustment. Approximately $18 million of this pre-tax charge represents a fourth quarter adjustment, as a result of clarifications made by the IRS to the terms and conditions of their settlement offer. In addition, there is a 2008 pre-tax charge of $34 million for interest payments on deficient tax instalments. While CIBC believes its provisions and charges to date accurately reflect the terms of the IRS settlement offer and subsequent clarifications thereto provided by the IRS, it is possible that additional charges could occur during the process of finalizing the closing agreement. The IRS has indicated publicly that it expects to finalize most of the closing agreements relating to their settlement offers in the coming months. CIBC anticipates that the IRS should be able to finalize its closing agreement with CIBC in 2009.
     Unrelated to the IRS settlement above, we also recorded mark-to-market losses of $32 million relating to interest-rate hedges for the leveraged lease portfolio that do not qualify for hedge accounting.
Outlook for 2009
The Canadian economy was close to recession as 2008 came to a close, and is likely to see just under 1% real GDP growth in 2009, most of which will come in the latter half of the year. Risks of a more protracted period of low GDP growth remain, and will depend on the timing of a recovery from the recession and financial sector turmoil now in evidence in the U.S. and other G-7 economies. Worldwide fiscal stimulus and central bank interest rate cuts are working alongside direct support for the financial system to combat the recession outside Canada’s borders, while Canada’s economy should also benefit from a period of lower interest rates and possible stimulus efforts in upcoming government budgets.
     CIBC Retail Markets is expected to see slower demand for mortgage and other credit products, reflecting softer housing turnover and prices, weaker consumer spending growth, and higher unemployment rates. We expect a rise in personal and small business bankruptcies associated with the weaker economic backdrop. Demand for investment products will be supported by the launch of tax-free savings accounts.
     For CIBC World Markets, a slower pace to new issuance of equities and corporate bonds, particularly in the first half of the fiscal year, will impact corporate finance activities. These activities will also be affected by the increasing M&A pipeline supported by government financing needs. U.S. real estate finance will be impacted by the weakness in the securitization market. Corporate default rates are likely to head higher, but valuations on corporate debt securities and the market for new debt and equity issues could improve given the bleak outlook now priced in. Loan demand will be supported by the reduced ability to tap equity and public debt markets.

CIBC Annual Accountability Report 2008	41

Management’s Discussion and Analysis
Run-off Businesses and Other Selected Activities
Run-off Businesses
Given the uncertain market conditions and to focus on our core businesses in CIBC World Markets, we have curtailed activity in our structured credit and international leveraged finance businesses and have established a focused team with the mandate to manage the residual exposures.
Structured credit run-off business
Overview and results
Our structured credit business, within CIBC World Markets, comprised our activities as principal and for client facilitation. These activities included warehousing of assets and structuring of special purpose entities (SPE), which could result in the holding of unhedged positions. Other activities included intermediation, correlation, and flow trading, which earn a spread on matching positions.
Exposures
Our exposures largely consist of the following categories:

Unhedged —
•	USRMM

•	non-USRMM

Hedged —

•	financial guarantors (USRMM and non-USRMM)

•	other counterparties (USRMM and non-USRMM)
Results — losses before taxes

					For the
					year
	For the three months ended				ended
	2008	2008	2008	2008	2008
$ millions	Oct. 31	Jul. 31	Apr. 30	Jan. 31	Oct. 31

Trading	$540	$885	$2,340	$3,378	$7,143
Held-to-maturity (HTM)	(93)	—	—	—	(93)
Available-for-sale (AFS)	32	—	144	86	262

Total	$479	$885	$2,484	$3,464	$7,312

The structured credit business had losses during the year of $7.3 billion. These losses were primarily driven by deterioration in the credit quality of financial guarantors and the MTM losses of the underlying assets, which resulted in significant increases in credit valuation adjustments. In 2007, the associated losses were included in other businesses within CIBC World Markets.
Change in valuation techniques
Due to the inherent limitations of indicative broker quotes in estimating fair value in inactive markets for collateralized loan obligations (CLOs) and related credit derivatives, we also consider the values provided by our internal models, where appropriate, utilizing observable market inputs to the extent possible. As at August 1, 2008, we moved from our previous valuation of CLO positions based solely on indicative broker quotes to one based upon our internal models and broker quotes. The change in valuation techniques resulted in an improvement in the fair value of the CLO assets of US$284 million ($291 million) and written credit derivatives on CLOs of US$478 million ($489 million). This also led to a reduction in fair value on purchased CLO protection by US$890 million ($911 million), with a resulting decrease in related credit valuation adjustments of US$431 million ($441 million). The net impact of these valuation changes was to increase revenue by $310 million on August 1, 2008.
Reclassification of certain exposures
As a result of the unprecedented extent of the deterioration in global market conditions and the lack of an active trading market, in the fourth quarter, we changed our intention to hold certain positions to maturity. As a consequence, we reclassified notional of US$5,833 million ($5,973 million) of CLOs and US$444 million ($455 million) CDOs of trust preferred securities (TruPs) in our structured credit runoff business from the trading book to the non-trading book effective August 1, 2008. We believe the intrinsic value of these positions exceeds their estimated fair value, which has been significantly and adversely impacted by reduced liquidity in the financial markets. Returns on these positions will be optimized by holding them to maturity rather than through sale in the short-term. The remaining contractual term to maturity of the CLOs ranges from 5 to 18 years and that of the TruPs ranges from 25 to 26 years. The remaining weighted average life (WAL) of the CLOs, and TruPs is 5.1 years and 5.3 years respectively. The WAL of our tranche will typically be shorter than the WAL for the underlying collateral for one or more reasons relating to how cash flows from repayment and default recoveries are directed to pay down our tranche. The impact of the reclassifications is summarized in Note 4 to the consolidated financial statements. If the reclassification had not been made, $629 million (US$522 million) of unrealized losses, would have been included in the results of the structured credit run-off business.
Change in exposures
The following table summarizes our positions within our structured credit run-off business:

	2008	2007
US$ millions, as at	Oct. 31	Oct. 31

Notional amounts
Investments and loans(1)	$10,304	$4,092
Written credit derivatives(2)	30,931	82,343

Total gross exposures	$41,235	$86,435

Purchased credit derivatives and index hedges	$37,039	$81,243

(1)	Represents original investment costs.

(2)	Includes notional amount for written credit derivatives and liquidity and credit facilities.
During the year, we had the following changes in our exposures:
ACA
On August 7, 2008, we together with other institutions reached an agreement with ACA to restructure the credit derivatives that ACA had with its counterparties. The restructuring resulted in the termination of our credit derivatives contracts and in return, we received cash of $33 million, representing our pro-rata share (15.77%) of an initial cash payment. We also received, on a pro-rata basis, a counterparty surplus note (CSN) issued by ACA, valued at $8 million. The CSN entitles the holder to receive the residual cash flows of ACA subject to the approval of its insurance regulator. As a consequence of the restructuring, positions previously hedged by ACA became unhedged.
Cerberus transaction
In the fourth quarter we transacted with Cerberus to obtain downside protection on our USRMM exposures while retaining upside participation if the underlying securities recover. Following the reduction of an unfunded commitment on a variable funding note

42	CIBC Annual Accountability Report 2008

Management’s Discussion and Analysis
(VFN) as discussed below, the outstanding principal and fair value of the limited recourse note issued as part of the Cerberus transaction was US$609 million as at October 31, 2008. The underlying CDO exposures (included in the exposure table on page 44) had a fair value of US$773 million as at October 31, 2008.
Gain on reduction of unfunded commitment on a VFN
We invested in a Class A1 VFN with original notional of US$945 million issued by a CDO. The bankruptcy filing on September
15, 2008, by the guarantor of a related credit default swap, which was held by the CDO vehicle, triggered an event of default that led to a series of actions by the trustee under the indenture for this CDO, which resulted in the reduction of our unfunded commitment on the VFN to zero. As a result, we recognized a gain of $895 million, (US$841 million), representing our unfunded commitment liability at the time.
Commutation of a USRMM contract with a financial guarantor
In October we commuted a USRMM contract with a financial guarantor for cash consideration of US$100 million, reflecting our fair value of the net USRMM receivable at that time. As a result we wrote down the receivable by US$492 million with a corresponding reduction of the related CVA of US$397 million..
Other changes in exposures
•	We reduced exposures in the correlation, flow trading and intermediation books by approximately $37.0 billion and unwound related purchased credit derivatives of a similar amount for a total reduction in credit derivatives of $74.0 billion. These transactions resulted in a pre-tax loss of $18 million;

•	We assumed $6.8 billion of assets and unwound the related written credit derivatives of the same amount with no impact to our results;

•	We terminated US$339 million of written credit derivatives with loss of $2 million; and

•	Normal amortization reduced the notional of our purchased credit derivatives with financial guarantors by US$503 million.

CIBC Annual Accountability Report 2008	43

Management’s Discussion and Analysis
Total exposures
The exposures held within our structured credit run-off business within CIBC World Markets are summarized in the table below. Our subsidiary, FirstCaribbean, within CIBC Retail Markets, also has holdings in securities with USRMM exposure, which are being managed separately and are included in the table below.

US$ millions, as at October 31, 2008

	Exposures(1)					Hedged by					Unhedged
				Written credit derivatives							USRMM
				and liquidity and
	Investments & loans			credit facilities(2)		Purchased credit derivatives
			Carrying			Financial guarantors		Others			Net
	Notional	Fair value	value	Notional	Fair value(4)	Notional	Fair value(3)(4)	Notional		Fair value(3)(4)	exposure(5)

USRMM(11)
Unhedged(6)
Super senior
CDO of mezzanine RMBS	$—	$—	$—	$811	$784	$—	$—	$—		$—	$27
Warehouse — RMBS	365	11	11	—	—	—	—	—		—	11
Various(7)	464	13	13	361	313	—	—	—		—	61

	829	24	24	1,172	1,097	—	—	—		—	99
Hedged
Other CDO	1,571	231	231	2,745	2,176	3,786	3,086	529	(8)	455

Total USRMM	$2,400	$255	$255	$3,917	$3,273	$3,786	$3,086	$529		$455

Non-USRMM
Unhedged
CLO(2)	$257	$175	$190	$144	$5	$—	$—	$—		$—
Corporate debt	181	110	110	—	—	—	—	—		—
Third party non-bank sponsored ABCP conduits(2)(9)	538	347	347	413	n/a	—	—	—		—
Warehouse — non-RMBS	160	39	39	—	—	—	—	—		—
Others(2)	237	233	233	395	—	—	—	—		—

	1,373	904	919	952	5	—	—	—		—
Hedged
CLO(10)	5,856	4,898	5,272	7,687	469	13,125	828	432		17
Corporate debt	—	—	—	15,414	1,289	6,959	648	8,453		660
CMBS	—	—	—	777	310	777	312	—		—
Others	675	373	506	2,184	578	2,461	837	449		63
Unmatched purchased credit derivatives	—	—	—	—	—	—	—	68		—

Total non-USRMM	7,904	6,175	6,697	27,014	2,651	23,322	2,625	9,402		740

Total	$10,304	$6,430	$6,952	$30,931	$5,924	$27,108	$5,711	$9,931		$1,195

Oct. 31, 2007	$4,092	$3,201	$3,201	$82,343	$4,866	$35,090	$3,174	$46,153		$1,386

(1)	We have excluded from the table above our total holdings of the following entities, including those related to our treasury activities, as at October 31, 2008 of notional US$3,952 million and fair value US$3,914 million which includes:
•	Debt securities issued by Federal National Mortgage Association (Fannie Mae) (notional US$1,750 million, fair value US$1,718 million), Federal Home Loan Mortgage Corporation (Freddie Mac) (notional US$1,365 million, fair value US$1,353 million), Government National Mortgage Association (Ginnie Mae) (notional US$187 million, fair value US$184 million), Federal Home Loan Banks (notional US$625 million, fair value US$625 million), Federal Farm Credit Bank (notional US$351 million, fair value US$351 million) and Student Loan Marketing Association (Sallie Mae) (notional US$6 million, fair value US$6 million).

•	Trading equity securities issued by Sallie Mae (fair value US$1 million).

•	Short positions in debt securities, predominantly To Be Announced securities, of Fannie Mae (notional US$332 million, fair value US$324 million).

(2)	Liquidity and credit facilities to third party non-bank sponsored ABCP conduits amounted to US$413 million, to non-USRMM unhedged CLO amounted to US$63 million and to non-USRMM unhedged others amounted to US$143 million.

(3)	Gross of CVA for purchased credit derivatives of $3.8 billion.

(4)	This is the fair value of the contracts, which were typically zero, or close to zero, at the time they were entered into.

(5)	After write-downs.

(6)	As at October 31, 2008, the rating for super senior CDO of mezzanine RMBS ranged from Ba3 to CC. The rating for the warehouse RMBS was approximately 62% investment grade and 38% non-investment grade (based on market value).

(7)	Includes USRMM exposures held in FirstCaribbean, which mature in 25 to 38 years and are rated AA1 to AAA.

(8)	Hedged with a large American diversified multi-national insurance and financial services company with which CIBC has market standard collateral arrangements.

(9)	Estimated USRMM exposure in the third party non-bank sponsored ABCP conduits was $148 million as at October 31, 2008.

(10)	Investments and loans include unfunded investment commitments with a notional of US$223 million.

(11)	Excluded from the table above is the protection from the Cerebrus note which had fair value liability of US$609 million as at October 31, 2008.

n/a	Not applicable.

44	CIBC Annual Accountability Report 2008

Management’s Discussion and Analysis
Unhedged USRMM exposures
Our remaining unhedged exposure to the USRMM, after write-downs, was US$99 million ($119 million) as at October 31, 2008. During the year, we terminated US$300 million notional of index hedges as a result of the reduction in our exposures. In 2008, we had realized and unrealized gains on our unhedged USRMM exposures, net of index hedges of $321 million.
Unhedged non-USRMM exposures
Our unhedged exposures to non-USRMM primarily relate to the following categories: CLO, corporate debt, third party non-bank sponsored ABCP conduits, warehouse non-RMBS, and other.
CLO
Our unhedged CLO exposures with notional of US$401 million ($483 million) are mostly rated AAA as at October 31, 2008, and are backed by diversified pools of European-based senior secured leveraged loans.
Corporate debt
Approximately 21%, 51% and 28% of the unhedged corporate debt exposures with notional of US$181 million ($218 million) are related to positions in Europe, Canada and other countries respectively.
Third party non-bank sponsored ABCP conduits
We hold positions in and provide liquidity facilities with a total notional of US$951 million ($1,146 million) to ABCP conduits that are parties to the “Montreal Accord” and ABCP conduits that are not parties to the Montreal Accord.
Montreal Accord
As at October 31, 2008, we held $471 million (October 31, 2007: $358 million) in par value holdings in non-bank sponsored ABCP subject to the standstill and court approved restructuring plan proposed by signatories to the Montreal Accord. These non-bank sponsored ABCP are backed by traditional securitization assets, and leveraged and unleveraged CDOs, some of which have U.S. sub-prime exposures (estimated notional exposure to U.S. sub-prime mortgages was $148 million as at October 31, 2008).
     We also provided a liquidity facility of $319 million to one of these conduits. The facility was undrawn as at October 31, 2008 and was terminated in November 2008. Assuming completion of the proposed restructuring plan set out in the Montreal Accord, we would receive $145 million in senior Class A-1 notes, $153 million in senior Class A-2 notes, and $173 million in various subordinated and tracking notes, in exchange for our existing ABCP with par value of $471 million. The Class A-1 and Class A-2 notes would pay a variable rate of interest below market levels. The subordinated notes would be zero coupon in nature, paying interest and principal only after the Class A-1 and Class A-2 notes are settled in full. The tracking notes would pass through the cash flows of the underlying assets. All of the restructured notes would be expected to mature in December 2016.
     Based on our estimate of the $239 million combined fair value of these notes, we recorded losses of $173 million during the year.
     In addition, pursuant to the proposed restructuring plan, we would participate in a Margin Funding Facility (MFF) to support the collateral requirements of the restructured conduits. Under the terms of the proposed MFF, we would be committed to provide a $300 million undrawn loan facility to be used if the amended collateral triggers of the related credit derivatives are breached and the new trusts to be created under the Montreal Accord do not have sufficient assets to meet any collateral calls. If the loan facility was fully drawn and more collateral was required, we would not be obligated to fund any additional collateral, although the consequence would likely be the loss of that $300 million loan.
     There can be no assurance that the non-bank sponsored ABCP restructuring will be completed on the terms proposed by the Montreal Accord, or at all. If proposed restructuring is not completed, the estimated fair value of our holdings could reduce significantly resulting in additional losses.
Other non-bank sponsored ABCP conduits
We also provided liquidity and credit related facilities to third party non-bank sponsored ABCP conduits that are not parties to the Montreal Accord. During the year, $971 million of the facilities have been terminated. As at October 31, 2008, $356 million of the facilities, the majority of which relate to U.S. conduits, remained committed. Of this commitment, $179 million was drawn as at October 31, 2008. The underlying assets of the U.S. conduits comprise U.S. auto loans (34%) and U.S. CDOs (65%), with maturities ranging from three to eight years. Of the undrawn U.S. liquidity facilities, $55 million was subject to liquidity agreements under which the conduits maintain the right to put their assets back to CIBC at par. Approximately 92% of the $55 million is provided to conduits with CDO assets.
Warehouse non-RMBS
Of the unhedged warehouse non-RMBS assets with notional of US$160 million ($193 million), 73% represents investments in CLOs backed by diversified pools of U.S.-based senior secured leveraged loans. Approximately 14% represents investments in CDOs backed by TruPs with exposure to U.S. real estate investment trusts. Another 7% has exposure to the U.S. commercial real estate market.
Other
Other unhedged exposures with notional of US$237 million ($285 million) is primarily related to film rights receivables (41%), lottery receivables (26%), and U.S. mortgage defeasance loans (33%).
Purchased protection from financial guarantors
(USRMM and non-USRMM)
ACA
During the year, we recorded a charge of US$3.0 billion ($3.1 billion) on our exposures hedged by ACA. With the restructuring of ACA on August 7, 2008 as noted above, all our credit derivative contracts with ACA were terminated.
Other financial guarantors
Our methodology for CVA on the hedging contracts provided by other financial guarantors takes into account market observed credit spreads. In the fourth quarter, where appropriate on certain financial guarantors, we determined the CVA based on estimated receivable amounts, which resulted in an additional charge of US$290 million. The total CVA charge for other financial guarantors was US$4.2 billion ($4.2 billion) for the year. As at October 31, 2008, CVA on credit derivative contracts with other financial guarantors was US$3.8 billion ($4.6 billion), and the fair value of credit derivative contracts with other financial guarantors net of valuation adjustments was US$1.9 billion ($2.3 billion). Further significant losses could result depending on the performance of both the underlying assets and the financial guarantors.

CIBC Annual Accountability Report 2008	45

Management’s Discussion and Analysis
     During the year, we recognized a gain of US$164 million ($198 million) net of premium cost on credit hedges, unwound in the year, on these financial guarantors. These credit hedges are market standard contracts and generic to each insurer. They do not specifically refer to the contracts that we have with each insurer.

     In addition, we have loan and tranched securities positions that are partly secured by direct guarantees from financial guarantors or by bonds guaranteed by financial guarantors. As at October 31, 2008, these positions were performing and the total amount guaranteed by financial guarantors was approximately US$193 million ($232 million).
The following table presents the notional amounts and fair values of purchased protection from financial guarantors by counterparty. The fair value net of valuation adjustments is included in derivative instruments in other assets on the consolidated balance sheet:

US$ millions, as at October 31, 2008

							USRMM related			Non-USRMM			Total

			Moody’s											Net
	Standard		Investor		Fitch			Fair			Fair			fair
Counterparty	& Poor’s		Service		Ratings		Notional	value(1)	CVA	Notional	value(1)	CVA	Notional	value

I	AA		A2	(2)(5)	—	(3)	$74	$23	$(12)	$1,664	$437	$(222)	$1,738	$226
II	AA	(6)	Aa3	(2)(5)	—	(3)	534	474	(207)	1,779	398	(174)	2,313	491
III	B	(4)	B3	(4)	—	(3)	616	590	(425)	1,414	139	(100)	2,030	204
IV	BB	(2)(8)	B1	(2)	CCC	(4)	—	—	—	2,083	125	(110)	2,083	15
V	BBB-	(2)(7)	Caa1	(4)	—	(3)	2,562	1,999	(1,616)	2,621	152	(101)	5,183	434
VI	AAA	(2)	Aaa	(2)	AA		—	—	—	5,200	488	(290)	5,200	198
VII	AAA		Aaa	(2)(10)	AAA		—	—	—	4,678	372	(219)	4,678	153
VIII	AAA	(2)	Aaa	(2)(9)	AAA	(2)	—	—	—	1,484	201	(102)	1,484	99
IX	BBB+	(2)	A3	(2)	—	(3)	—	—	—	2,238	312	(202)	2,238	110
X	A-		A3	(2)	BBB+		—	—	—	161	1	—	161	1

Total financial guarantors							$3,786	$3,086	$(2,260)	$23,322	$2,625	$(1,520)	$27,108	$1,931

Oct. 31, 2007							$7,963	$2,900	$(39)	$27,127	$274	$(6)	$35,090	$3,129

(1)	Before CVA.

(2)	On credit watch with negative implications.

(3)	Rating withdrawn. No longer rated by Fitch Ratings.

(4)	On credit watch.

(5)	Downgraded to Baa1 (Outlook Developing) in November, 2008.

(6)	Downgraded to A in November, 2008.

(7)	Downgraded to B in November, 2008; remains on credit watch.

(8)	Downgraded to CCC in November, 2008.

(9)	Downgraded to Aa3 (Outlook Developing) in November, 2008.

(10)	Downgraded to Aa2 in November, 2008.
The assets underlying the protection purchased from financial guarantors are as follows:

US$ millions, as at October 31, 2008
	USRMM
	related	Non-USRMM related
	Notional	Notional
			Corporate
Counterparty	CDO	CLO	debt	CMBS	Others	Total

I	$74	$623	$—	$777	$264	$1,664
II	534	946	—	—	833	1,779
III	616	1,288	—	—	126	1,414
IV	—	1,830	—	—	253	2,083
V	2,562	2,621	—	—	—	2,621
VI	—	—	5,200	—	—	5,200
VII	—	4,428	—	—	250	4,678
VIII	—	1,314	—	—	170	1,484
IX	—	75	1,759	—	404	2,238
X	—	—	—	—	161	161

Total financial guarantors	$3,786	$13,125	$6,959	$777	$2,461	$23,322

Oct. 31, 2007	$7,963	$14,342	$8,840	$777	$3,168	$27,127

46	CIBC Annual Accountability Report 2008

Management’s Discussion and Analysis
USRMM
Our USRMM related positions of notional US$3.8 billion ($4.6 billion) hedged by financial guarantors comprise super senior CDOs with underlyings being approximately 26% sub-prime RMBS, 40% Alt-A RMBS, 14% ABS CDO and 19% non-USRMM. Sub-prime and Alt-A underlyings consist of approximately 15% pre-2006 vintage as well as 85% 2006 and 2007 vintage RMBS. Sub-prime exposures are defined as having Fair Isaac Corporation (FICO) scores less than 660; and Alt-A underlyings as those exposures that have FICO scores of 720 or below, but greater than 660.
Non-USRMM
The following provides further data and description of the non-USRMM assets, underlying the protection purchased from financial guarantors:

US$ millions, as at October 31, 2008
								Weighted
								average	Investment
		Fair	Total	Notional/Tranche		Fair value/Tranche		life (WAL)(3)	grade(2)	Subordination
	Notional	value	tranches(1)	High	Low	High	Low	in years	underlyings	Average	Range

CLO	$13,125	$828	82	$375	$25	$38	$—	5.1	1%	31%	6–67%
Corporate debt	6,959	648	11	800	259	180	22	3.9	71%	19%	15–30%
CMBS	777	312	2	453	324	167	145	6.2	65%	44%	43–46%
Others
Non-US RMBS	392	87	5	145	16	35	—	5.0	n/a	32%	1–53%
TruPS	858	449	12	128	24	76	14	5.3	n/a	49%	45–57%
Other	1,211	301	10	270	1	95	—	7.4	n/a	20%	0–53%

Total	$23,322	$2,625	122	$2,171	$649	$591	$181

(1)	A tranche is a portion of a security offered as part of the same transaction where the underlying may be an asset, pool of assets, index or another tranche. The value of the tranche depends on the value of the underlying, subordination and deal specific structures such as tests/triggers.

(2)	Or equivalent based on internal credit ratings.

(3)	The WAL of our tranche will typically be shorter than the WAL for the underlying collateral for one or more reasons relating to how cash flows from repayment and default recoveries are directed to pay down our tranche.

n/a Not available.
CLO
CLOs comprise assets in a wide range of industries with the highest concentration in the services (personal and food) industry (29%), the broadcasting, publishing and telecommunication sector (17%), and the manufacturing sector (15%). Only 3% is in the real estate sector. Approximately 69% and 25% of the underlyings represent U.S. and European exposures respectively.
Corporate debt
The Corporate Debt underlyings consist of 11 super senior synthetic CDO tranches that reference portfolios of primarily U.S. (56%) and European (34%) corporate debt in various industries (manufacturing 28%, financial institutions 13%, cable and telecommunications 10%, retail and wholesale 9%).
CMBS
The two synthetic tranches reference CMBS portfolios, which are backed by pools of commercial real estate mortgages located primarily in the U.S.
Others
Others are CDOs backed by TruPs, which are Tier II Innovative Capital Instruments issued by U.S. regional banks and insurers, non-U.S. RMBS (such as European residential mortgages) and other assets including tranches of CDOs, aircraft leases, railcar leases and film receivables.
Purchased protection from other counterparties
The following table provides the notional amounts and fair values (before CVA of US$21 million) of purchased credit derivatives from counterparties other than financial guarantors, excluding unmatched purchased credit derivatives.

					Total
					Notional		Fair value
	USRMM related		Non-USRMM		2008	2007	2008	2007
US$ millions, as at	Notional	Fair value	Notional	Fair value	Oct. 31	Oct. 31	Oct. 31	Oct. 31

Non-bank financial institutions	$529	$455	$113	$8	$642	$14,587	$463	$214
Banks	—	—	766	72	766	19,664	72	786
Canadian conduits	—	—	8,453	660	8,453	10,590	660	101
Others	—	—	2	—	2	149	—	—

Total	$529	$455	$9,334	$740	$9,863	$44,990	$1,195	$1,101

Approximately 99% of other counterparties hedging our non-USRMM exposures have internal credit ratings equivalent to investment grade.

CIBC Annual Accountability Report 2008	47

Management’s Discussion and Analysis
The assets underlying the protection purchased from counterparties other than financial guarantors are as below:

	USRMM
	related	Non-USRMM related
	Notional	Notional
			Corporate
US$ millions, as at October 31, 2008	CDO(1)	CLO(2)	debt	Other(3)

Non-bank financial institutions	$529	$—	$—	$113	(4)
Banks	—	432	—	334	(4)
Canadian conduits	—	—	8,453	—
Others	—	—	—	2	(4)

Total	$529	$432	$8,453	$449

(1)	The US$529 million represents super senior CDO with approximately 76% sub-prime RMBS, 3% Alt-A RMBS, 10% ABS CDO, and 11% non-USRMM. Sub-prime and Alt-A are all pre-2006 vintage.

(2)	All underlyings are non-investment grade. 5% is North American exposure and 95% is European exposure. Major industry concentration is in the services industry (38%), the manufacturing sector (20%), the broadcasting and communication industries (12%); and only 3% is in the real estate sector.

(3)	Approximately 58% of the underlyings are investment grade or equivalent with the majority of the exposure located in the U.S. and Europe. The industry concentration is primarily banking and finance, manufacturing, broadcasting, publishing and telecommunication and mining, oil and gas, with less than 3% in the real estate sector.

(4)	Consist largely of single name credit default swaps which hedge written single name credit default swaps and securities.
Canadian conduits
We purchase credit derivative protection from Canadian conduits and generate revenue by selling the same protection on to third parties. The reference portfolios consist of diversified indices of corporate loans and bonds. These conduits are in compliance with their collateral posting arrangements and have posted collateral exceeding current market exposure. One of the conduit counterparties, Great North Trust, is sponsored by CIBC and the remaining conduit counterparties are parties to the Montreal Accord.

				Collateral
			Mark-to-	and
US$ millions, as at October 31, 2008	Underlying	Notional(1)	market	guarantee(2)

Great North Trust	Investment grade corporate credit index(3)	$4,103	$352	$540	(4)
Nemertes I / Nemertes II	160 Investment grade corporates(5)	4,350	308	404

Total		$8,453	$660	$944

(1)	These exposures mature within 5 to 8 years.

(2)	Comprises investment grade notes issued by third party sponsored conduits, corporate floating rate notes, commercial paper issued by CIBC-sponsored securitization conduits, CIBC bankers acceptances, and funding commitments. The fair value of the collateral at October 31, 2008 is US$921 million (October 31, 2007: US$782 million).

(3)	Consists of a static portfolio of 125 North American corporate reference entities that were investment grade rated when the index was created. 84% of the entities are rated Baa3 or higher. 99% of the entities are U.S. entities. Financial guarantors represent approximately 1.6% of the portfolio. 2.4% of the portfolio has experienced credit events. Attachment point is 30% and there is no direct exposure to USRMM or the U.S. commercial real estate market.

(4)	Includes US$219 million of funding commitments (with indemnities) from certain third party investors in Great North Trust.

(5)	Consists of a static portfolio of 160 corporate reference entities of which 91.3% was investment grade on the trade date. 87% of entities are currently rated Baa3 or higher (investment grade). 48% of the entities are U.S. entities. Financial guarantors represent approximately 2.5% of the portfolio. 1.3% of the entities have experienced credit events. Attachment point is 20% and there is no direct exposure to USRMM or the U.S. commercial real estate market. Nereus (acquired by Coventree) is the sponsor for Nemertes I and Nemertes II trusts.
Leveraged finance business
We provide leveraged finance to non-investment grade customers to facilitate their buyout, acquisition and restructuring activities. We generally underwrite leveraged financial loans and syndicate the majority of the loans, earning a fee during the process.
     We sold our U.S. leveraged finance business as part of our sale of some of our U.S. businesses to Oppenheimer and are exiting our European leveraged finance (ELF) business.
     As with the structured credit run-off business, the risk in the ELF run-off business is also managed by a focused team with the mandate to reduce the residual portfolio. As at October 31, 2008, we have funded leveraged loans of $935 million (October 31, 2007: $1,293 million), and unfunded letters of credits and commitments of $210 million (October 31, 2007: $498 million).
     Exposures of ELF loans (net of impairment) by industry are as below:

$ millions, as at October 31, 2008	Drawn	Undrawn

Construction	$87	$31
Manufacturing	316	70
Services	246	36
Transportation and public utilities	43	32
Wholesale Trade	243	41

Total	$935	$210

Oct. 31, 2007	$1,293	$498

U.S. total return swap portfolio
Our U.S. total return swaps (TRS) portfolio consists of TRS on primarily non-investment grade loans and units in hedge funds. The underlying loans are mostly term loans, bonds, revolver credit lines and short-term credit facilities to the corporate sector. The underlying asset quality is rated Baa2 and below. The portfolio has an average term of 433 days. All TRS are collateralized and the total current notional of the TRS portfolio is approximately US$1.5 billion. Of this total portfolio, US$1.2 billion is backed by US$552 million of collateral and the remainder has a corporate guarantee. The current fair value of this portfolio is US$1.2 billion. The table below summarizes the notional value of our positions in the portfolio:

US$ millions, as at October 31, 2008	Notional

Loans	$843
Bonds	81
Hedge funds	534

Total	$1,458

Oct. 31, 2007	$3,277

We are exiting the program by closing the TRS and selling off the underlying assets. The net result of the business for the year ended October 31, 2008 was a profit of $17 million.

48	CIBC Annual Accountability Report 2008

Management’s Discussion and Analysis
Other selected activities
In response to the recommendations of the Financial Stability Forum, this section provides additional details on other selected activities.
Securitization business
Our securitization business provides clients access to funding in the debt capital markets. We sponsor several multi-seller conduits in Canada that purchase pools of financial assets from our clients, and finance the purchases by issuing commercial paper to investors. We generally provide the conduits with commercial paper backstop liquidity facilities, securities distribution, accounting, cash management and other financial services.
     As at October 31, 2008, our holdings of ABCP issued by our sponsored conduits was $729 million (October 31, 2007: $3.1 billion), and our committed backstop liquidity facilities to these conduits was $8.7 billion. We also provided credit facilities of $70 million to these conduits as at October 31, 2008.
     The following table shows the underlying collateral and the average maturity for each asset type in our multi-seller conduits:

		Estimated
	Funded	weighted avg.
$ millions, as at October 31, 2008	amount	life (years)

Asset class
Residential mortgages	$3,247	2.1
Auto leases	2,174	1.1
Franchise loans	722	1.5
Auto loans	478	1.0
Credit cards	975	4.4	(1)
Dealer floorplan	544	1.0
Equipment leases/loans	289	1.3
Other	11	1.2

Total	$8,440	1.9

Oct. 31, 2007	$14,778	2.3

(1)	Based on the revolving period and amortization period contemplated in the transaction.
The short-term notes issued by the conduits are backed by the above assets. The performance of the above assets has met the criteria required to retain the ratings of the notes issued by the multi-seller conduits.
     In addition, we also securitize our mortgages and credit cards receivables. Details of our securitization transactions during the year are provided in Note 6 to the consolidated financial statements.
U.S. real estate finance
In our U.S. real estate finance business, we operate a full-service platform which originates commercial mortgages to mid-market clients, under three programs. The construction program offers floating rate financing to properties under construction. The interim program offers fixed and floating-rate financing for properties that are fully leased or with some leasing or renovation yet to be done. These programs provide feeder product for the group’s permanent fixed-rate loan program and typically have an average term of 1 to 3 years. Once the construction and interim phases are complete and the properties are income-producing, borrowers are offered fixed-rate financing within the permanent program (typically with average terms of 10 years). The business also maintains CMBS trading and distribution capabilities. The group has a CMBS inventory with a market value of US$1.6 million, as at October 31, 2008.
     The following table provides a summary of our positions in this business as at October 31, 2008:

	Unfunded	Funded
US$ millions, as at October 31, 2008	commitments	loans

Construction program	$210	$603
Interim program	206	1,339
Commercial fixed-rate mortgages	—	76	(1)

Total	$416	$2,018

Oct. 31, 2007	$489	$1,775

(1)	This represents the market value of US$148 million in funded loans economically hedged with interest rate swaps and TRS.

CIBC Annual Accountability Report 2008	49

Management’s Discussion and Analysis
Financial Performance Review
Net interest income and margin

$ millions, for the year ended October 31	2008	2007	2006

Average assets	$344,865	$328,520	$291,277
Net Interest income	5,207	4,558	4,435
Net Interest margin	1.51%	1.39%	1.52%

Net interest income was up $649 million or 14% from 2007, primarily due to volume growth in retail products, decreased trading interest expense, higher interest income from FirstCaribbean, and interest income on tax reassessments. These increases were partially offset by losses and interest expense related to leveraged leases and unfavourable spreads in retail products.
     Additional information on net interest income and margin is provided in the “Supplementary annual financial information”.
Non-interest income

$ millions, for the year ended October 31	2008	2007	2006

Underwriting and advisory fees	$411	$745	$619
Deposit and payment fees	776	791	778
Credit fees	237	287	334
Card fees	306	270	251
Investment management and custodial fees	525	535	479
Mutual fund fees	814	872	799
Insurance fees, net of claims	248	234	224
Commissions on securities transactions	565	875	869
Trading revenue	(6,821)	328	1,129
Available-for-sale/ investment securities, (losses) gains net	(40)	521	71
FVO revenue	(249)	156	n/a
Income from securitized assets	585	489	484
Foreign exchange other than trading	437	390	300
Other	713	1,015	579

	$(1,493)	$7,508	$6,916

Non-interest income was down $9,001 million from 2007.
     Underwriting and advisory fees were down $334 million or 45%, primarily due to the sale of some of our U.S. businesses and lower new issue activity.
     Credit fees were down $50 million or 17% due to the sale of some of our U.S. businesses.
     Commissions on securities transactions were down $310 million or 35%, primarily due to the sale of some of our U.S. businesses and lower trading volumes.
     Trading revenue was down $7,149 million, driven largely by charges on credit protection purchased from financial guarantors. See “Trading activities” section which follows for further details.
     Available-for-sale (AFS)/investment securities gains, net includes realized gains and losses on disposals, net of write-downs to reflect other-than-temporary impairments in the value of the securities and limited partnerships. Revenue was down $561 million, primarily due to losses relating to third-party sponsored ABCP and higher write-downs in merchant banking.
     FVO revenue represents revenue from financial instruments designated at fair value and related hedges. It includes mainly revenue from U.S. real estate finance and net unrealized gains on our inventory of mortgage-backed securities (MBS) to support our ongoing CIBC originated residential mortgage securitization program and seller swaps. Revenue was down $405 million, primarily due to net unrealized losses on our inventory of mortgage-backed securities (MBS) and seller swaps, and lower revenue from U.S. real estate finance. See Note 13 to the consolidated financial statements for further details on our FVO financial instruments.
     Income from securitized assets was up $96 million or 20%, primarily due to higher levels of securitized assets in mortgages.
     Foreign exchange other than trading was up $47 million or 12%, largely due to the foreign exchange gain on the repatriation of capital and retained earnings.
     Other revenue includes realized gains and losses on sales and write-downs of equity-accounted investments, and other commissions and fees. Other was down $302 million or 30%, mainly due to the 2007 Visa gain, higher losses on equity-accounted investments, lower revenue from the hedging of stock appreciation rights (SARs), and the loss on the sale of some of our U.S. businesses. These factors were offset in part by higher gains associated with corporate loan hedging programs.
Trading activities

$ millions, for the year ended October 31	2008	2007	2006

Trading (loss) income consists of:
Net interest (expense) income	$(418)	$(638)	$(444)
Non-interest income	(6,821)	328	1,129

	$(7,239)	$(310)	$685

Trading loss was $7,239 million, primarily due to losses related to structured credit run-off activities. Net interest expense was down $220 million or 34%, resulting from decreased trading positions and reclassifications made during the year. Non-interest income was down $7,149 million mainly due to the structured credit losses. For a more detailed discussion of the structured credit losses, refer to the “Run-off businesses and other selected activities” section of the MD&A.
     Further details on the composition of our trading income by product type are provided in Note 12 to the consolidated financial statements.
Provision for credit losses

$ millions, for the year ended October 31	2008	2007	2006

Specific
Consumer	$661	$580	$585
Business and government	105	51	27
	766	631	612
General	7	(28)	(64)

	$773	$603	$548

The provision for credit losses was up $170 million or 28% from 2007. Specific provision was up $135 million or 21%, mainly due to increased losses in the cards portfolio, lower recoveries and reversals in the corporate lending portfolio, offset in part by improvements in the personal lending portfolio. General provision increased by $35 million, primarily due to a reversal of general allowance in 2007.

50	CIBC Annual Accountability Report 2008

Management’s Discussion and Analysis
Non-interest expenses

$ millions, for the year ended October 31	2008	2007	2006

Employee compensation and benefits
Salaries	$2,435	$2,258	$2,076
Incentive bonuses	414	926	971
Commissions	528	613	609
Benefits	540	595	632

	3,917	4,392	4,288
Occupancy costs	610	602	562
Computer and office equipment	1,095	1,104	1,111
Communications	284	317	297
Advertising and business development	217	246	222
Professional fees	230	178	163
Business and capital taxes	118	137	135
Other	730	636	710

	$7,201	$7,612	$7,488

Non-interest expenses were down $411 million or 5% from 2007.
     Employee compensation and benefits were down $475 million or 11%, primarily due to lower performance-related compensation, pension expense and commission expenses, partially offset by normal salary increases.
     Communications expense was down $33 million or 10% and advertising and business development were down $29 million or 12%, mainly related to the sale of some of our U.S. businesses.

     Professional fees were up $52 million or 29% mainly due to higher legal and consulting expenses.
     Business and capital taxes were down $19 million or 14% mainly due to lower tax rates and a lower capital base.
     Other expenses, comprising outside services, operational losses and other personnel costs and donations were up $94 million or 15%, due to the sale of some of our U.S. businesses. The prior year amount also included reversal of litigation accruals.
Taxes

$ millions, for the year ended October 31	2008	2007	2006

Income tax (benefit) expense	$(2,218)	$524	$640

Indirect taxes
GST and sales taxes	200	165	219
Payroll taxes	180	211	188
Capital taxes	107	125	129
Property and business taxes	45	53	43

Total indirect taxes	532	554	579

Total taxes	$(1,686)	$1,078	$1,219

Income taxes as a percentage of net income before income taxes and non-controlling interests	52.1%	13.6%	19.3%
Total taxes as a percentage of net income before deduction of total taxes and non-controlling interests	45.2%	24.5%	31.3%

Income taxes include those imposed on CIBC as a Canadian legal entity, as well as on our domestic and foreign subsidiaries. Indirect taxes comprise goods and services tax (GST) and sales, payroll, capital, and property and business taxes. Indirect taxes are included in non-interest expenses.
     Total income and indirect taxes were down $2,764 million from 2007.
     Income tax benefit was $2,218 million, compared to an expense of $524 million in 2007. This change was primarily due to lower income and a $486 million income tax reduction attributable to an increase in our expected tax benefit relating to Enron-related litigation settlements.
     Indirect taxes were down $22 million, or 4%, primarily due to lower capital taxes as noted above.
     For a reconciliation of our income taxes in the consolidated statement of operations with the combined Canadian federal and provincial income tax rate, see Note 22 to the consolidated financial statements.
Foreign exchange
In 2008, the Canadian dollar depreciated 6% on average relative to the U.S. dollar from the prior years, resulting in a $103 million increase in the translated value of our U.S. dollar functional earnings.
Fourth quarter review

$ millions, except per share amounts,				2008				2007
for the three months ended	Oct. 31	Jul. 31	Apr. 30	Jan. 31	Oct. 31	Jul. 31	Apr. 30	Jan. 31

Revenue
CIBC Retail Markets	$2,288	$2,355	$2,239	$2,371	$2,794	$2,386	$2,309	$2,273
CIBC World Markets	(318)	(598)	(2,166)	(2,957)	5	455	606	662
Corporate and Other	234	148	53	65	147	138	135	156

Total revenue	2,204	1,905	126	(521)	2,946	2,979	3,050	3,091

Net interest income	1,377	1,327	1,349	1,154	1,240	1,180	1,079	1,059
Non-interest income	827	578	(1,223)	(1,675)	1,706	1,799	1,971	2,032

Total revenue	2,204	1,905	126	(521)	2,946	2,979	3,050	3,091
Provision for credit losses	222	203	176	172	132	162	166	143
Non-interest expenses	1,927	1,725	1,788	1,761	1,874	1,819	1,976	1,943

Income (loss) before taxes and non-controlling interests	$55	$(23)	$(1,838)	$(2,454)	940	998	908	1,005
Income taxes	(384)	(101)	(731)	(1,002)	45	157	91	231
Non-controlling interests	3	7	4	4	11	6	10	4

Net income (loss)	$436	$71	$(1,111)	$(1,456)	$884	$835	$807	$770

Per share – basic EPS	$1.07	$0.11	$(3.00)	$(4.39)	$2.55	$2.33	$2.29	$2.13
– diluted EPS	$1.06	$0.11	$(3.00)	$(4.39)	$2.53	$2.31	$2.27	$2.11

CIBC Annual Accountability Report 2008	51

Management’s Discussion and Analysis
Compared with Q4/07
Net income was down $448 million or 51% from the fourth quarter of 2007.
     Net interest income was up $137 million or 11%, primarily due to volume growth in retail products, higher net interest income in FirstCaribbean and lower trading-related interest expense.
     Non-interest income was down $879 million or 52%, primarily due to higher charges on credit protection purchased from financial guarantors, the Visa gain in the fourth quarter of 2007, higher merchant banking losses/write-downs, higher trading valuation adjustment, losses on MBS, and the impact of the sale of some of our U.S. businesses. These factors were partially offset by the gain on the reduction of our unfunded commitment on a VFN, higher gains associated with corporate loan hedging programs, and the foreign exchange gain on the repatriation of capital and retained earnings.
     Provision for credit losses was up $90 million or 68%, primarily due to higher losses in the cards portfolio and lower recoveries and reversals in the corporate lending portfolio.
     Non-interest expenses were up $53 million or 3%, primarily due to higher severance accruals, higher occupancy costs, and higher computer and other equipment expenses, partially offset by lower advertising and business development expenses and lower communication expenses.
     Income tax expense was down by $429 million, primarily due to the recognition of the tax benefit relating to Enron-related litigation settlements and lower income, partially offset by the impact of the repatriation of capital and retained earnings.
Compared with Q3/08
Net income was up $365 million from the prior quarter.
     Net interest income was up $50 million or 4%, primarily due to lower trading-related interest expenses and volume growth in retail products, partially offset by interest income on tax reassessments in the prior quarter.
     Non-interest income was up $249 million or 43%, primarily due to the gain on the reduction of our unfunded commitment on a VFN, higher gains associated with corporate loan hedging programs, and the foreign exchange gain on the repatriation of capital and retained earnings. These factors were partially offset by higher charges on credit protection purchased from financial guarantors, higher merchant banking losses/write-downs, and higher market valuation adjustments.
     Provision for credit losses was up $19 million or 9%, primarily due to higher losses in the cards portfolio, partially offset by higher recoveries and reversals in the corporate lending portfolio. Non-interest expenses were up $202 million or 12%, primarily due to higher severance accruals, higher occupancy costs, and higher computer and other equipment expenses.
     Income tax expense was lower by $283 million primarily due to the recognition of the tax benefit relating to Enron-related litigation settlements, partially offset by the impact of the repatriation of capital and retained earnings and higher income.
Quarterly trend analysis
Our quarterly results are modestly affected by seasonal factors. The first quarter is normally characterized by increased credit card purchases over the holiday period. The second quarter has fewer days as compared with the other quarters, generally leading to lower earnings. The summer months (July — third quarter and August — fourth quarter) typically experience lower levels of capital markets activity, which affects our brokerage, investment management and wholesale activities.
Revenue
The acquisition of FirstCaribbean resulted in an increase in revenue in CIBC Retail Markets since the first quarter of 2007. In addition, revenue was particularly high in the fourth quarter of 2007 due to the Visa gain.
     CIBC World Markets revenue is influenced to a large extent by capital markets conditions and the opportunity for merchant banking divestitures. Since the third quarter of 2007, revenue of CIBC World Markets has been adversely affected by the MTM losses on CDO and RMBS, related to the USRMM and more significantly in the last four quarters, the charges on credit protection purchased from financial guarantors. Increased capital markets volumes led to higher revenue in the first quarter of 2007.
     Corporate and Other revenue is affected by the impact of significant items not included in the other business lines. Foreign exchange revenue on the repatriation of capital and retained earnings from our foreign operations led to an increase in revenue in the current quarter.
Provision for credit losses
The provision for credit losses is dependent upon the credit cycle in general and on the credit performance of the loan portfolio. Retail lending provisions increased in 2008 largely due to higher losses in the cards portfolio, partially offset by improvements in the personal lending portfolio. Corporate lending recoveries and reversals have decreased from the high levels in the past. Reversals of the general allowance were included in the second quarter of 2007.
Non-interest expenses
Non-interest expenses in 2008 were down primarily due to lower employee compensation and benefits, communication, advertising and business development expenses, and business and capital taxes, partially offset by higher litigation and professional expenses.
Income taxes
Income taxes vary with changes in income subject to tax and the jurisdictions in which the income is earned. It can also be affected by the impact of significant items. Income tax expense reductions related to the favourable resolution of various income tax audits and reduced tax contingencies were included in the second and fourth quarters of 2008 and in the last three quarters of 2007. Tax-exempt income was generally increasing in 2007, with larger tax-exempt dividends received in the fourth quarter of 2007. In 2008, tax exempt income has been decreasing. Tax benefits have been recorded in all quarters in 2008, owing primarily to the impact of losses or lower income in all quarters, and the Enron-related income tax benefit in the fourth quarter. The last quarter of 2007 benefited from a lower tax rate on the Visa gain and the last two quarters of 2007 benefited from a lower tax rate on the net reversal of litigation accruals. Income tax expense on the repatriation of capital and retained earnings was also included in the second and fourth quarters of 2008 and the fourth quarter of 2007.
Non-controlling interests
Non-controlling interests were lower in 2008 due to lower net revenue from FirstCaribbean.

52	CIBC Annual Accountability Report 2008

Management’s Discussion and Analysis
Review of 2007 financial performance

		CIBC	CIBC
		Retail	World	Corporate	CIBC
$ millions, for the year ended October 31		Markets	Markets	and Other	Total

2007	Net interest income (expense)	$4,797	$(568)	$329	$4,558
	Non-interest income	4,959	2,296	253	7,508
	Intersegment revenue	6	—	(6)	—

	Total revenue	9,762	1,728	576	12,066
	Provision for (reversal of) credit losses	651	(28)	(20)	603
	Non-interest expenses	5,579	1,621	412	7,612

	Income before taxes and non-controlling interests	3,532	135	184	3,851
	Income taxes	762	(307)	69	524
	Non-controlling interests	27	4	—	31

	Net income	$2,743	$438	$115	$3,296

2006	Net interest income (expense)	$4,596	$(408)	$247	$4,435
	Non-interest income	4,020	2,574	322	6,916
	Intersegment revenue	5	—	(5)	—

	Total revenue	8,621	2,166	564	11,351
	Provision for (reversal of) credit losses	656	(44)	(64)	548
	Non-interest expenses	5,250	1,779	459	7,488

	Income before taxes and non-controlling interests	2,715	431	169	3,315
	Income taxes	709	(70)	1	640
	Non-controlling interests	—	3	26	29

	Net income	$2,006	$498	$142	$2,646

The following discussion provides a comparison of our results of operations for the years ended October 31, 2007 and 2006.
Overview
Net income for 2007 was up $650 million or 25% from 2006, primarily due to the acquisition of FirstCaribbean, gain on sale of Visa shares, higher merchant banking gains net of write-downs and lower taxes. These were offset in part by MTM losses on CDOs and RMBS related to the USRMM.
Revenue by segments

CIBC Retail Markets
Revenue was up $1,141 million or 13% from 2006, mainly as a result of the FirstCaribbean acquisition, the Visa gain, volume growth in cards, deposits and mortgages, and higher securitization revenue offset in part by spread compression.
CIBC World Markets
Revenue was down $438 million or 20% from 2006, due to lower capital markets revenue resulting mainly from the MTM losses, net of gains on related hedges, of $777 million ($507 million after-tax) on CDOs, and RMBS related to the USRMM, partially offset by higher merchant banking and investment banking and credit product revenue.
Corporate and Other
Revenue was up $12 million or 2% from 2006, primarily due to higher revenue from treasury and CIBC Mellon joint ventures. 2006 included foreign exchange revenue of $47 million on the repatriation of capital from a foreign operation and revenue from a VIE which was deconsolidated as of July 31, 2006.
Consolidated CIBC

Net interest income
Net interest income was up $123 million or 3% from 2006, primarily due to the FirstCaribbean acquisition and volume growth in cards, deposits and mortgages. Fee income on mortgages refinanced before maturity was also higher. These increases were partially offset by increased trading-related funding costs and spread compression on retail products.
Non-interest income
Non-interest income was up $592 million or 9% from 2006, largely due to the Visa gain, higher merchant banking gains, higher unrealized gains on seller swaps, higher underwriting and advisory fees, and higher gains associated with corporate loan hedging programs. These factors were offset in part by the MTM losses on CDOs and RMBS.
Provision for credit losses
The provision for credit losses was up $55 million or 10% from 2006, mainly due to a lower reversal of the general allowance.
     Specific provision was up $19 million or 3%, mainly due to increased losses in the cards portfolio driven by volume growth, the impact of the FirstCaribbean acquisition, and lower recoveries and reversals in the corporate lending portfolio, offset in part by improvements in the personal lending portfolio.
Non-interest expenses
Non-interest expenses in 2007 were up $124 million or 2% from 2006, primarily due to the FirstCaribbean acquisition and expenses related to the proposed sale of some of our U.S. businesses. These were partially offset by a net reversal of litigation accruals, lower performance-related compensation, pension costs and computer expenses.
Income taxes
Despite higher income, income taxes were down $116 million or 18%, primarily due to an increase in the relative proportion of earnings subject to lower rates of tax, including the lower tax rate on the Visa gain and higher tax-exempt income, offset in part by the impact of higher pre-tax earnings.

CIBC Annual Accountability Report 2008	53

Management’s Discussion and Analysis
Non-GAAP Measures
We use a number of financial measures to assess the performance of our business lines. Some measures are calculated in accordance with GAAP, while other measures do not have a standardized meaning under GAAP and, accordingly, these measures, described below, may not be comparable to similar measures used by other companies. Investors may find these non-GAAP financial measures useful in analyzing financial performance.
Net interest income, taxable equivalent basis (TEB)
We evaluate net interest income on an equivalent before-tax basis. In order to arrive at the TEB amount, we gross up tax-exempt income on certain securities to the equivalent level that would have incurred tax at the statutory rate. Meanwhile the corresponding entry is made in the income tax expense. This measure enables comparability of net interest income arising from both taxable and tax-exempt sources. Net interest income (TEB) is used to calculate the efficiency ratio (TEB) and trading revenue (TEB). We believe these measures permit uniform measurement, which may enable users of our financial information to make comparisons more readily.
Economic capital
Economic capital provides the financial framework to evaluate the returns of each business line, commensurate with the risk taken. See the “Capital Resources” section for details on the definition and calculation of economic capital. Economic capital is a non-GAAP measure and there is no comparable GAAP measure.
Economic profit
Net income, adjusted for a charge on capital, determines economic profit. This measures the return generated by each business line in excess of our cost of capital, thus enabling users of our financial information to identify relative contributions to shareholder value.
Segmented return on equity
We use return on equity (ROE) on a segmented basis as one of the measures for performance evaluation and resource allocation decisions. While ROE for total CIBC provides a measure of return on common equity, ROE on a segmented basis provides a similar metric related to the capital allocated to the segments. We use economic capital to calculate ROE on a segmented basis. As a result, segmented ROE is a non-GAAP measure.
Adjusted income taxes
Adjusted effective tax rate is calculated by adjusting the tax expense for significant tax recoveries and other tax adjustments. The adjusted effective tax rate (TEB) is calculated by also grossing up income and tax expense with the tax-exempt income to an equivalent before-tax basis. We believe that the adjusted effective tax and TEB rates provide a fuller understanding of our effective tax rates. Investors may find this non-GAAP financial measure useful in analyzing financial performance.
Cash basis measures
Cash basis measures are calculated by adjusting the amortization of other intangible assets to net income and non-interest expenses. Management believes these measures permit uniform measurement, which may enable users of our financial information to make comparisons more readily.
Managed loans
Loans on a managed basis exclude the impact of securitizations. Through securitizations, we sell groups of loans to VIEs that issue securities to investors. The loans are removed from the consolidated balance sheet. We use this measure to evaluate the credit performance and the overall financial performance of the underlying loans.
Internal allocations
Treasury impacts the reported financial results of the strategic business units (CIBC Retail Markets and CIBC World Markets) through two mechanisms:
Internal funds transfer pricing
Each business line is charged a marginal, market-based cost of funds on originated assets and credited with value for funds for any liabilities or funding provided by the business line. As market rates change, the funds transfer pricing system immediately reflects these changes for newly originated balances and this impacts the revenue performance of each business line.
Treasury revenue allocations
Once the risk inherent in our customer driven assets and liabilities is transfer priced into Treasury, it is managed within CIBC’s risk framework and limits. The majority of revenue from these activities is allocated to, and impacts, the “Other” business line within each strategic business unit. A component of Treasury revenue, earnings on unallocated capital, remains in Corporate and Other.

54	CIBC Annual Accountability Report 2008

Management’s Discussion and Analysis
The following table provides a reconciliation of non-GAAP to GAAP measures related to consolidated CIBC. The reconciliations of non-GAAP measures of business lines are provided in their respective sections.
Statement of operations measures

$ millions, for the year ended October 31		2008		2007	2006	2005		2004

Net interest income		$5,207		$4,558	$4,435	$4,937		$5,258
Non-interest income		(1,493)		7,508	6,916	7,561		6,573

Total revenue per financial statements		3,714		12,066	11,351	12,498		11,831
TEB adjustment	A	188		297	224	191		150

Total revenue (TEB)(1)	B	$3,902		$12,363	$11,575	$12,689		$11,981

Trading (loss) income		$(7,239)		$(310)	$685	$820		—
TEB adjustment		183		292	221	176		—

Trading (loss) income (TEB)(1)		$(7,056)		$(18)	$906	$996		$—

Non-interest expenses per financial statements		$7,201		$7,612	$7,488	$10,865		$8,307
Less: amortization of other intangible assets		42		39	29	12		16

Cash non-interest expenses(1)	C	$7,159		$7,573	$7,459	$10,853		$8,291

Income before taxes and non-controlling interests per financial statements	D	$(4,260)		$3,851	$3,315	$927		—
TEB adjustment	A	188		297	224	191		—

Income before taxes and non-controlling interests (TEB)(1)	E	$(4,072)		$4,148	$3,539	$1,118		$—

Reported income taxes per financial statements	F	$(2,218)		$524	$640	—		—
TEB adjustment	A	188		297	224	—		—
Income tax recoveries	G	486		128	161	—		—
Other tax adjustments	H	33		107	(9)	—		—

Adjusted income taxes(1)	I	$(1,511)		$1,056	$1,016	$—		$—

Net (loss) income applicable to common shares		$(2,179)		$3,125	$2,514	$(157)		$1,991
Add: after tax effect of amortization of other intangible assets		32		29	20	9		13

Cash net (loss) income applicable to common shares(1)	J	$(2,147)		$3,154	$2,534	$(148)		$2,004

Basic weighted average of common shares (thousands)	K	370,229		336,092	335,135	339,263		—
Diluted weighted average of common shares (thousands)	L	371,763		339,316	338,360	342,909		359,776

Cash efficiency ratio (TEB)(1)	C/B	n/m		61.3%	64.4%	85.5%		69.2%
Reported effective income tax rate (TEB)(1)	(F+A)/E	49.9%		19.8%	24.4%	—		—
Adjusted effective income tax rate(1)	(F+G+H)/D	39.9%		19.7%	23.9%	—		—
Adjusted effective income tax rate (TEB)(1)	I/E	37.1%		25.5%	28.7%	—		—
Cash basic EPS(1)	J/K	$(5.80)		$9.38	$7.56	$(0.44)		—
Cash diluted EPS(1)	J/L	$(5.80	)(2)	$9.30	$7.49	$(0.44	)(2)	$5.57

(1)	Non-GAAP measure.

(2)	In case of a loss, the effect of stock options potentially exercisable on diluted earnings (loss) per share is anti-dilutive; therefore cash basic and cash diluted earnings (loss) per share is the same. n/m Not meaningful
Managed loans (net of allowance)

$ millions, as at October 31		Reported	Securitized	Managed

2008	Residential mortgages	$90,649	$39,247	$129,896
	Credit card	10,480	3,541	14,021

2007	Residential mortgages	$91,623	$25,057	$116,680
	Credit card	8,862	4,251	13,113

2006	Residential mortgages	$81,333	$19,896	$101,229
	Credit card	7,046	4,469	11,515

CIBC Annual Accountability Report 2008	55

Management’s Discussion and Analysis
Business Overview — CIBC Retail Markets

Overview	CIBC Retail Markets comprises CIBC’s personal, business banking and wealth management businesses. We provide a full range of financial products and services to almost 11 million personal, business and wealth management clients, as well as investment management services globally to retail and institutional clients. In addition, we offer a full range of financial services to clients in 17 regional markets in the Caribbean through FirstCaribbean International Bank.

Objective	CIBC Retail Markets’ objective is to be the primary financial institution for our clients.

Strategy	Our strategy is to deepen relationships with our clients by delivering a consistent client service experience, providing strong advisory solutions and offering competitive financial products to help clients achieve their financial goals.

2008 in Review
•    Enhanced flexibility, access and choice for CIBC clients by opening eight new branches, introducing extended service hours including Sunday banking hours at 13 branches and Saturday banking at 48 additional branches and launching a multi-year program to upgrade CIBC ABMs with the latest technology and security features

• CIBC’s distribution strength was recognized by a number of external sources, including:

-    Forrester Research Inc. — www.cibc.com ranked highest among public websites of Canada’s seven largest banks and credit unions
(Source: 2008 Canadian Bank Public Web Site Rankings, Forrester Research Inc., May 2008)

- Global Finance magazine — CIBC was named Best Consumer Internet Bank in Canada and Best Online Consumer Credit site in North America

- The Lipper Fund Awards and the Canadian Investment Awards — CIBC received numerous mutual fund awards

• Commercial Banking joined Retail Markets to create an end-to-end business banking offer for CIBC clients

•    CIBC introduced industry-leading enhancements to its strong client-focused financial product offer, like the introduction of monthly Aeroplan Miles on the CIBC Unlimited chequing account to reward client loyalty, the first account to offer this benefit to Canadians

2009 Priorities	• Provide strong advisory solutions

• Deliver a consistent client service experience

• Offer client-focused financial products and solutions

Area of business	Priorities	Measures
Personal and small business banking	- Provide high-quality and consistent client service	- Client satisfaction	Total funds managed for clients ($ billions)

	- Increase sales and service capability	- Total funds managed for clients

- Improve productivity

Imperial Service	- Expand Imperial Service offer in high potential markets	- Client satisfaction	Total funds managed for clients ($ billions)

	- Proactively introduce clients in personal banking to CIBC Imperial Service Financial Advisors	- Total funds managed for clients

- Improve productivity

56	CIBC Annual Accountability Report 2008

Management’s Discussion and Analysis
Business Overview — CIBC Retail Markets

Area of business	Priorities	Measures
Retail brokerage	- Maintain a leadership position in full-service brokerage - Continue to focus on fee-based business growth	- Client satisfaction - Average assets per Investment Advisor - Percentage of fee-based revenue	Average assets per Investment Advisor ($ millions)

Cards	- Provide high-quality and consistent client service - Deliver quality growth - Improve operational efficiency	- Growth in balances - Market share - Loan losses	Outstandings net of allowance (on a managed basis)(1) ($ billions)

Mortgages and personal lending	- Drive profitable growth while maintaining a risk/reward balance - Maintain a competitive product lineup across CIBC and alternative channels - Improve operational efficiency	- Growth in balances - Market share - Loan losses	Residential mortgages (on a managed basis)(1) and personal lending ($ billions)

Asset management	- Improve investment performance - Grow managed solutions assets under management (AUM) - Improve competitiveness of product offer	- Investment performance - Assets under management - Market share	Assets under management ($ billions)

Commercial banking	- Continue to integrate delivery of all CIBC services - Target client acquisition and retention through superior service - Develop our people through training and coaching	- Return on capital - Credit quality - Revenue	Revenue ($ millions)

FirstCaribbean	- Provide high-quality and consistent client service - Improve productivity - Increase profitability and shareholder value	- Growth in loan balances - Growth in deposits/funds managed - Efficiency ratio - EPS growth/return on equity	Loan balances (US$ billions)

(1)	For additional information. see the “Non-GAAP measures” section.

CIBC Annual Accountability Report 2008	57

Management’s Discussion and Analysis
Results(1)

$ millions, for the year ended October 31	2008	2007	2006

Revenue
Personal and small business banking	$2,229	$2,101	$2,055
Imperial Service	977	958	929
Cards	1,748	2,023	1,557
Mortgages and personal lending	1,146	1,425	1,493

	6,100	6,507	6,034
Retail brokerage	1,069	1,173	1,139
Asset management	462	496	474
Commercial banking	496	511	494
FirstCaribbean(2)	574	507	—
Other	552	568	480

Total revenue (a)	9,253	9,762	8,621
Provision for credit losses	757	651	656
Non-interest expenses (b)	5,473	5,579	5,250

Income before taxes non-controlling interests	3,023	3,532	2,715
Income taxes	743	762	709
Non-controlling interests	19	27	—

Net income (c)	$2,261	$2,743	$2,006

Efficiency ratio (b/a)	59.1%	57.2%	60.9%
Amortization of other intangible assets (d)	$31	$29	$3
Cash efficiency ratio(3) ((b-d)/a)	58.8%	56.9%	60.9%
ROE(3)	45.9%	57.7%	48.6%
Charge for economic capital(3) (e)	$(635)	$(606)	$(538)
Economic profit(3) (c+e)	$1,626	$2,137	$1,468
Average assets ($ billions)	$243.1	$225.6	$198.2
Regular workforce headcount	27,923	27,659	23,798

(1)	For additional segmented information, see Note 27 to the consolidated financial statements.

(2)	Consistent with other businesses, revenue includes earnings on capital and internal funding charges.

(3)	For additional information, see the “Non-GAAP measures” section.
Financial overview
Net income was down $482 million or 18% from 2007 which included an after-tax gain of $381 million on the Visa restructuring and an $80 million tax recovery. Revenue decreased as a result of narrower spreads and lower retail brokerage revenue, partially offset by volume growth in cards, mortgages and deposits, and the acquisition of FirstCaribbean on December 22, 2006. Higher provision for credit losses in the cards portfolio and FirstCaribbean were offset by lower non-interest expenses.
Revenue
Revenue was down $509 million or 5% from 2007, which included the $456 million Visa gain noted above.
     Revenue for Personal and small business banking, Imperial Service, Cards, and Mortgages and personal lending was down $407 million from 2007, which included $404 million of the Visa gain noted above. Volume growth in cards, mortgages, and deposits was mostly offset by narrower spreads due to higher funding costs, lower interest rates and competitive pricing. Mortgages and personal lending and Cards revenue were negatively impacted by our internal funds transfer pricing methodology which charges a liquidity cost to business units that use funding. These are largely offset by liquidity payments to our business segments Personal and small business banking and Imperial Service that provide funding.
     Retail brokerage and Asset management revenue was down $138 million from 2007, primarily due to lower trading and new issue activity, and lower fee income as declines in market indices have negatively impacted assets under management.
     Commercial Banking revenue was down $15 million, from 2007, primarily due to unfavourable internal funds transfer pricing, partially offset by volume growth in deposits and loans.
     FirstCaribbean revenue was up $67 million from 2007 which included $52 million of the Visa gain noted above. Prior to the date of acquisition, revenue from FirstCaribbean was equity-accounted and was included in “Other”.
     Other revenue was down $16 million from 2007, primarily due to lower treasury revenue allocations.
Provision for credit losses
Provision for credit losses was up $106 million or 16% from 2007, primarily due to higher losses in the cards portfolio driven by higher volumes and loss rates, and an increase in the provision relating to the expiry of previous credit card securitizations, partially offset by lower losses in the personal lending portfolio.
Non-interest expenses
Non-interest expenses were down $106 million or 2% from 2007, primarily as a result of lower performance-related compensation and corporate support costs, partially offset by the FirstCaribbean acquisition.
Income taxes
CIBC Retail Markets conducts business in a number of tax jurisdictions that are subject to varying rates of taxation. As such, the aggregate tax expense recognized in each period is determined, in part, by the relative proportion of earnings generated in each tax jurisdiction.
     Income taxes were down $19 million or 2% from 2007, mainly due to a decrease in income, partially offset by a tax recovery of $80 million in the prior year.
Non-controlling interests
Non-controlling interests represent the minority interest in FirstCaribbean.
Average assets
Average assets were up $17.5 billion from 2007, primarily due to increases in mortgages, cards and personal loans.
Regular workforce headcount
The regular workforce headcount was up 264 from 2007, largely due to increases in customer-facing staff.
Assets under administration

$ billions, as at October 31	2008	2007	2006

Individual	$123.7	$151.6	$149.3
Institutions	86.7	74.4	72.2
Retail mutual funds	43.1	51.0	47.5

	$253.5	$277.0	$269.0

Assets under administration were down $23.5 billion or 8.5% from 2007, largely due to a decrease in retail brokerage and mutual funds client balances, partially offset by an increase in mortgage-backed securities.

58	CIBC Annual Accountability Report 2008

Management’s Discussion and Analysis
Business Overview — CIBC World Markets

Overview	CIBC World Markets is the corporate and investment banking arm of CIBC. In support of its objective to be a premier client-focused and Canadian-based investment bank, CIBC World Markets provides a wide range of credit, capital markets, investment banking, merchant banking and research products and services to government, institutional, corporate and retail clients in Canada and in key markets around the world.

Objective	CIBC World Markets’ mission is to bring Canadian capital markets products to Canada and the rest of the world, and also bring the world to Canada.

Strategy	Our goal is to be the premier client-focused investment bank based in Canada. We will accomplish this goal by focusing on our strengths in key areas to deliver outstanding service and value to our clients.

2008 in Review
•    Achieved the leading market position in our Canadian M&A and Equity Underwriting businesses

•    Acting as Advisor, co-lead arranger and underwriter to Teck Cominco with respect to its pending acquisition of Fording Canadian Coal Trust’s assets in a transaction valued at US$14 billion

•    Advising the Board of Directors of EnCana on the approximately $70 billion proposed reorganization of its natural gas resource assets and its integrated oil businesses into two separate entities

•    Refocused franchise through management and reduction of existing exposures in the structured credit business, the sale of its U.S. domestic investment banking businesses, the exit from its European leveraged finance business, as well as the transfer of CIBC’s commercial banking business to CIBC Retail Markets

2009 Priorities
•    Grow with CIBC, aligning our business with the bank’s strategy

•    Focus on key clients and businesses

•    Emphasize our Canadian capabilities

•    Leverage our knowledge to provide other profitable, risk-controlled activities

Area of business	Priorities	Measures
Investment banking and credit products	- Maintain market leadership through investing in core relationships - Increase credit flexibility in support of core client franchise - Increase international alignment and focus	- Revenue - Return on capital - Canadian market share	Revenue ($ millions)

Capital markets	- Maintain strength/market leadership in Canada - Continue to enhance electronic trading capabilities - Continue to build additional synergies and distribution opportunities with the full CIBC network	- Revenue - Return on capital - Canadian market share	Revenue ($ millions)

Merchant banking	- Maximize value from our investment portfolios	- Revenue - Return on capital - Portfolio size	Merchant banking portfolio(1) ($ millions)

(1)	Based on amortized cost. “Book Value” on the consolidated balance sheet as at October 31, 2008 was $1,105 million.

CIBC Annual Accountability Report 2008	59

Management’s Discussion and Analysis
Results(1)

$ millions, for the year ended October 31	2008	2007	2006

Revenue (TEB)(2)
Capital markets	$(6,606)	$579	$1,401
Investment banking and credit products	837	1,019	815
Merchant banking	(111)	464	232
Other	29	(37)	(58)

Total revenue (TEB)(2) (a)	(5,851)	2,025	2,390
TEB adjustment	188	297	224

Total revenue (b)	(6,039)	1,728	2,166
Provision (reversal) of credit losses	16	(28)	(44)
Non-interest expenses (c)	1,263	1,621	1,779

(Loss) income before taxes and non-controlling interests	(7,318)	135	431
Income taxes	(3,116)	(307)	(70)
Non-controlling interests	(1)	4	3

Net (loss) income (d)	$(4,201)	$438	$498

Efficiency ratio (c/b)	n/m	93.8%	82.1%
Efficiency ratio (TEB)(2) (c/a)	n/m	80.0%	74.4%
ROE(2)	n/m	25.1%	32.1%
Charge for economic capital(2) (e)	$(298)	$(215)	$(199)
Economic profit (loss)(2) (d+e)	$(4,499)	$223	$299
Average assets ($ billions)	$99.3	$102.3	$92.5
Regular workforce headcount	1,047	1,862	1,889

(1)	For additional segmented information, see Note 27 to the consolidated financial statements.

(2)	For additional information, see the “Non-GAAP measures” section.

n/m	Not meaningful
Financial overview
Net income was down $4.6 billion from 2007, primarily due to after-tax losses of approximately $4.9 billion related to structured credit run-off activities, which included a $4.9 billion after-tax charge on credit protection purchased from financial guarantors, partially offset by MTM gains, net of index hedges, of $218 million related to our unhedged USRMM exposure. The losses were also partially offset by a higher income tax benefit and lower expenses. Non-interest expenses were down $358 million. Income tax benefit was up $2.8 billion due to structured credit losses noted above and a $486 million Enron-related income tax benefit.
Revenue
Revenue was down $7.8 billion from 2007.
     Capital markets revenue was down $7.2 billion, driven by the structured credit losses noted above, lower revenue in our equity derivatives business and the sale of our U.S. equities business which accounted for $209 million of the decrease. For a more detailed discussion of the structured credit losses, refer to the “Run-off businesses and other selected activities” section of the MD&A. In addition, during the year, we discontinued some of our trading strategies and recorded a market valuation adjustment of $68 million against remaining positions. The remaining positions are being exited largely through back-to-back execution, novation and portfolio auctions. Refer to “Significant events” in the “Overview” section of the MD&A for more details.
     Investment banking and credit products revenue was down $182 million, primarily due to lower investment banking revenue, including the impact of the sale of our U.S. investment and corporate banking business, which accounted for $166 million of the decrease. Lower revenue from real estate finance and non-core portfolios, including a charge related to leveraged leases, also contributed to the decrease. These were partially offset by higher gains associated with corporate loan hedging programs.
     Merchant banking revenue was down $575 million, mainly due to lower gains from third-party managed funds and direct investments and higher write-downs on our legacy portfolio investments. The net write-down was $169 million in the year.
     Other revenue was up $66 million, primarily due to higher treasury revenue allocations.
Provision for credit losses
Provision for credit losses was $16 million, compared with a reversal of $28 million in 2007, mainly due to lower recoveries in Europe and higher losses in Canada.
Non-interest expenses
Non-interest expenses were down $358 million or 22%, primarily due to the impact of the sale of some of our U.S. businesses which accounted for a $373 million decrease, and lower performance-related compensation, partially offset by higher litigation and professional expenses.
Income taxes
Income tax benefit was $3,116 million, compared to $307 million in 2007, largely due to the impact of the structured credit losses noted above. In addition, there was $486 million additional expected benefit relating to Enron-related litigation settlements, partially offset by the impact of the lower tax-exempt income.
Average assets
Average assets were down $3.1 billion or 3% from 2007, primarily due to reduced trading activity.
Regular workforce headcount
The regular workforce headcount was down 815 from 2007, primarily due to the sale of some of our U.S. businesses and the exiting of certain activities, including structured credit and European leveraged finance in addition to the restructuring initiative announced in the third quarter of 2008.

60	CIBC Annual Accountability Report 2008

Management’s Discussion and Analysis
Corporate and Other
Corporate and Other comprises the five functional groups — Technology and Operations; Corporate Development; Finance; Administration; and Risk Management — that support CIBC’s business lines, as well as CIBC Mellon joint ventures, and other income statement and balance sheet items, not directly attributable to the business lines. The revenue and expenses of the functional groups are generally allocated to the business lines.
Results(1)

$ millions, for the year ended October 31	2008	2007	2006

Total revenue	$500	$576	$564
Reversal of credit losses	—	(20)	(64)
Non-interest expenses	465	412	459

Income before taxes and non-controlling interests	35	184	169
Income taxes	155	69	1
Non-controlling interests	—	—	26

Net (loss) income	$(120)	$115	$142

Regular workforce headcount	10,728	10,936	11,329

(1)	For additional segmented information, see Note 27 to the consolidated financial statements.
Financial overview
Net loss was $120 million, compared to net income of $115 million in 2007. The net loss was mainly due to the after-tax impact of the repatriation of capital and retained earnings from foreign operations, lower unallocated revenue from Treasury, and higher unallocated corporate costs, partially offset by higher interest income from income tax reassessments.
     The prior year included a reversal of credit losses of $ 20 million.
Revenue
Revenue was down $76 million or 13% from 2007 mainly due to lower unallocated revenue from Treasury and lower revenue from the hedging of SARs, partially offset by the foreign exchange gain on the repatriation of capital and retained earnings from foreign operations, and higher interest income from income tax reassessments.
Provision for credit losses
The prior year included a $20 million reversal of the general allowance. Commencing in 2008, we have allocated the general allowance for credit losses between the two strategic business lines, CIBC Retail Markets and CIBC World Markets.
Non-interest expenses
Non-interest expenses were up $53 million or 13% from 2007, mainly due to severances related to productivity initiatives, partially offset by lower expenses related to SARs.
Income taxes
Income taxes were up $86 million from 2007, mainly due to the impact of the repatriation of capital and retained earnings noted above, partially offset by lower income subject to tax.
Regular workforce headcount
The regular workforce headcount was down 208 from 2007, mainly due to reduced infrastructure support with the sale of some of our U.S. businesses, partially offset by realignment of staff from business groups.

CIBC Annual Accountability Report 2008	61

Management’s Discussion and Analysis
Financial Condition
Review of Consolidated Balance Sheet

$ millions, as at October 31	2008	2007

Assets
Cash and deposits with banks	$8,959	$13,747

Securities
Trading	37,244	58,779
Available-for-sale (AFS)	13,302	17,430
Designated at fair value (FVO)	21,861	10,291
Held-to-maturity (HTM)	6,764	—

	79,171	86,500

Securities borrowed or purchased under resale agreements	35,596	34,020

Loans
Residential mortgages	90,695	91,664
Personal	32,124	29,213
Credit card	10,829	9,121
Business and government	39,273	34,099
Allowance for credit losses	(1,446)	(1,443)

	171,475	162,654

Derivative instruments	28,644	24,075
Other assets	30,085	21,182

	$353,930	$342,178

Liabilities and shareholders’ equity
Deposits
Personal	$99,477	$91,772
Business and government	117,772	125,878
Bank	15,703	14,022

	232,952	231,672

Derivative instruments	32,742	26,688
Obligations related to securities lent or sold short or under repurchase agreements	44,947	42,081
Other liabilities	22,015	21,977
Subordinated indebtedness	6,658	5,526
Preferred share liabilities	600	600
Non-controlling interests	185	145
Shareholders’ equity	13,831	13,489

	$353,930	$342,178

Assets
Total assets as at October 31, 2008 were up $11.8 billion or 3% from 2007.
     Cash and deposits with banks were down $4.8 billion or 35%, mainly due to investment in government debt.
     Securities were down $7.3 billion or 8%, primarily due to a decrease in trading and AFS securities, partially offset by an increase in FVO securities. Trading securities decreased largely due to a reduction in the equity portfolio partially offset by investment in government debt. AFS securities decreased due to the sale of U.S. treasuries and a reduction in CIBC-sponsored ABCP securities, partially offset by the reclassification of certain trading debt securities to AFS. HTM securities include certain trading debt securities purchased and reclassified from trading during the year. FVO securities increased due to higher MBS inventory to support our ongoing CIBC-originated residential mortgage securitization program and to be available for collateral management purposes.
     Further details on the composition of securities are provided in Note 4 to the consolidated financial statements and in the “Supplementary annual financial information”.
     Loans were up $8.8 billion or 5%, mainly due to volume growth in business and government loans, consumer loans and credit cards. Residential mortgages decreased largely due to securitizations, net of volume growth. A detailed discussion of the loan portfolio is included in the “Management of credit risk” section.
     Derivative instruments were up $4.6 billion or 19%, largely due to higher market valuation on interest rate derivatives, offset in part by lower market valuation on equity derivatives. The higher market valuation on credit derivatives resulting from widening of credit spreads was partially offset by the valuation adjustments related to the credit protection purchased from financial guarantors.
     Other assets were up $8.9 billion or 42%, mainly due to an increase in income tax receivable and derivatives collateral.
Liabilities
Total liabilities as at October 31, 2008 were up $11.4 billion or 3% from 2007.
     Deposits were up $1.3 billion or 1%, due to retail deposit growth, largely offset by a decrease in business and government deposits due to a reduction in our funding requirements. Further details on the composition of deposits are provided in Note 10 of the consolidated financial statements and in the “Supplementary annual financial information”.
     Derivative instruments were up $6.1 billion or 23%, mainly due to higher market valuation on interest rate and credit derivatives, partially offset by lower market valuation on equity derivatives.
     Subordinated indebtedness increased $1.1 billion or 20%, due to two new issuances, partially offset by redemptions.
Shareholders’ equity
Shareholders’ equity as at October 31, 2008 was up by $342 million or 3% from October 31, 2007. This was due to the issuance of additional share capital and lower losses on the foreign currency translation adjustments component of Accumulated Other Comprehensive Income (AOCI), as a result of the stronger U.S. dollar. This is largely offset by the loss in the current year and the dividends declared on common and preferred shares.

62	CIBC Annual Accountability Report 2008

Management’s Discussion and Analysis
Capital Resources
Our capital strength protects our depositors and creditors from risks inherent in our businesses, allows us to absorb unexpected losses and enables us to take advantage of attractive business opportunities. It also enables us to maintain a favourable credit standing and to raise additional capital or other funding on attractive terms. Our objective is to maintain a strong and efficient capital base. We manage and monitor our capital to maximize risk-adjusted return to shareholders and to meet regulatory requirements.
Regulatory capital and ratios
Our minimum regulatory capital requirements are determined in accordance with guidelines issued by the Office of the Superintendent of Financial Institutions (OSFI). The OSFI guidelines evolve from the framework of risk-based capital standards developed by the Bank for International Settlements (BIS). The BIS framework allows some domestic regulatory discretion in determining capital. Capital ratios of banks in different countries are, therefore, not strictly comparable unless adjusted for discretionary difference.
     BIS standards require that banks maintain minimum Tier 1 and Total capital ratios of 4% and 8%, respectively. OSFI has established that Canadian deposit-taking financial institutions maintain Tier 1 and Total capital ratios of at least 7% and 10%, respectively.
     Total regulatory capital consists of Tier 1 and Tier 2 capital, less certain deductions. The components of our regulatory capital are shown in the following table.
     Capital adequacy requirements are applied on a consolidated basis. The consolidation basis applied to CIBC’s financial statements is described in Note 1 to the consolidated financial statements. All subsidiaries, except certain investments and holdings which are not subject to risk assessment under Basel II and are instead deducted from regulatory capital, are included for regulatory capital calculation purposes. A deduction approach applies to investments in insurance subsidiaries, substantial investments and securitization-related activities. Our Canadian insurance subsidiary, CIBC Life Insurance Company Limited, is subject to OSFI’s Minimum Continuing Capital Surplus Requirements for life insurance companies.

Basel II	Basel I	Basel I
$ millions, as at October 31	2008	2007	2006

Tier 1 capital
Common shares(1)	$6,063	$3,133	$3,039
Contributed surplus	96	96	70
Retained earnings	5,483	9,017	7,268
Foreign currency translation adjustments (component of AOCI)	(357)	(1,087)	(442)
Unrealized holding losses on AFS equity securities in OCI	(10)	—	—
Net after-tax fair value losses arising from changes in institution’s own credit risk	2	—	—
Non-cumulative preferred shares(2)	3,231	2,931	2,981
Certain non-controlling interests in subsidiaries	174	136	1
Goodwill	(2,100)	(1,847)	(982)
Gains on sale of securtizations	(53)	—	—
50/50 deductions from each of Tier 1 and Tier 2(3)	(164)	—	—

12,365	12,379	11,935

Tier 2 capital
Perpetual subordinated indebtedness	363	285	338
Other subordinated indebtedness (net of amortization)	6,062	5,098	5,257
Unrealized holding gains on AFS equity securities in OCI	—	31	—
Eligible general allowance (standardized approach)	108	—	—
General allowance for credit losses	—	890	900
50/50 deductions from each of Tier 1 and Tier 2(3)	(164)	—	—
Other equity and substantial investment deduction	(605)	—	—

5,764	6,304	6,495

Total Tier 1 and Tier 2 capital	18,129	18,683	18,430
Securitization-related deductions	n/a	(123)	(124)
Investments in unconsolidated subsidiaries and other substantial investments	n/a	(802)	(1,723)

Total capital available for regulatory purposes	$18,129	$17,758	$16,583

Regulatory capital ratios
Tier 1 capital	10.5%	9.7%	10.4%
Total capital	15.4%	13.9%	14.5%
Assets-to-capital multiple	17.9	x	19.0	x	18.0	x

(1)	Does not include short trading positions of $0.4 million (2007: $4 million; 2006: $6 million) in CIBC common shares.

(2)	Includes non-cumulative preferred shares totalling $600 million (2007: $600 million; 2006: $600 million) that are redeemable by the holders and as such, are shown as preferred share liabilities on the consolidated balance sheet.

(3)	Items which are deducted 50% from each of Tier 1 capital and Tier 2 capital include allowance shortfall calculated under Advanced Internal Ratings Based (AIRB) approach, securitization exposures (other than gain on sale) and substantial investments in unconsolidated entities and insurance entities that are not exempted under OSFI’s transition rules for capital deduction. The investment amounts which qualify for transition rules were deducted 100% from Tier 2 capital during 2008.

CIBC Annual Accountability Report 2008	63

Management’s Discussion and Analysis
Tier 1 ratio was up by 0.8% from 2007, largely due to the issue of common shares, reduction in risk-weighted assets that resulted from the change to Basel II methodology commencing November 1, 2007, and lower losses in foreign currency translation adjustments. This was offset in part by the reduction in retained earnings due to the loss in the current year, and certain other deductions, which under Basel II are now subtracted directly from Tier 1 capital.
     Total capital ratio was up by 1.5% from 2007 due to the reasons noted above, and the issuance of subordinated debt, partially offset by a reduction in the Tier 2 capital, as only a portion of the general allowance is eligible for inclusion in Tier 2 capital under the Basel II methodology.
Capital management
Our capital management policies, established by the Board, relate to capital strength, capital mix, dividends and return of capital, and the unconsolidated capital adequacy of regulated entities. Each year a capital plan and three-year outlook are established, which encompass all the associated elements of capital: forecasts of sources and uses, maturities, redemptions, new issuances, corporate initiatives and business growth. The capital plan is stress-tested in various ways to ensure that it is sufficiently robust under all reasonable scenarios. We maintain a process which determines plausible but stressed economic scenarios, and then apply these stresses to the vast majority of our exposures to determine the impact on the consolidated statement of operations, risk-weighted asset requirements, and consequently key capital ratios. This helps us analyze the potential risks within our portfolios and establish prudent capital levels in excess of the regulatory minimum requirements. All of the elements of capital are monitored throughout the year and the capital plan is adjusted as appropriate.
     The following were the main capital initiatives undertaken:
Subordinated debt
On January 21, 2008, in accordance with their terms, we redeemed all $250 million of our 4.75% Debentures (subordinated indebtedness) due January 21, 2013, for their outstanding principal amount, plus unpaid interest accrued to the redemption date.
     On February 26, 2008, in accordance with their terms, we redeemed all $89 million of our 5.89% Debentures (subordinated indebtedness) due February 26, 2013, for their outstanding principal amount, plus unpaid interest accrued to the redemption date.
     On June 6, 2008, we issued $550 million principal amount of 5.15% subordinated indebtedness due June 6, 2018 and $600 million principal amount of 6.00% subordinated indebtedness due June 6, 2023.
Preferred shares
On September 10, 2008, we issued 12 million 5.35% non-cumulative Rate Reset Class A Preferred Shares Series 33 with a par value of $25.00 each for an aggregate amount of $300 million.
     On November 19, 2008, we announced our continuing offer to repurchase all outstanding non-cumulative Class A Preferred Shares Series 28 at a price of $10.00 per share. The offer will expire on the earlier of June 17, 2009 or the date the offer is withdrawn by CIBC. During the year, we purchased 500 (2007: 558; 2006:14,600) shares under this offer.
Common shares
Pursuant to stock option plans, we issued 0.5 million new common shares for a total consideration of $25 million for the year ended October 31, 2008.
     On November 9, 2007, the TSX accepted our notice of intention to commence a new normal course issuer bid. The bid expired on October 31, 2008, without any shares being repurchased.
     During the year, we issued 45.3 million common shares for net cash proceeds of $2.9 billion, after issuance costs, net of tax, of $34 million.
Dividends
During the year, we paid quarterly dividend at 87 cents per share. Common and preferred share dividends are declared quarterly at the discretion of the Board. In addition, the declaration and payment of dividends is governed by Section 79 of the Bank Act (Canada) and the terms of the preferred shares, as explained in Note 17 to the consolidated financial statements.
Economic capital
Economic capital provides the financial framework to evaluate the returns of each business line, commensurate with the risk taken. It comprises the capital required to protect against unexpected losses, in periods of near catastrophic “worst case” loss scenarios, while remaining an independent going concern. Economic capital is therefore an estimate of the amount of equity capital required by the businesses to absorb losses consistent with our targeted risk rating over a one-year horizon. The economic capital methodologies that we employ quantify the level of inherent risk within our products, clients and business lines, as required. This enables us to measure and compare risk-adjusted returns across products and business lines, and contributes to the analysis of where to direct the allocation of scarce balance sheet resources.
     Our economic capital methodology comprises a number of key risk types including credit, strategic, operational, investment, and market.

64	CIBC Annual Accountability Report 2008

Management’s Discussion and Analysis
Total economic capital by risk type
Total economic capital by segments
Risk-weighted assets (RWA)
Under Basel I, RWA are calculated by applying risk-weighting factors specified by OSFI to all on-balance sheet assets and off-balance sheet exposures for non-trading books plus statistically estimated risk exposures in trading books.
     Under Basel II AIRB approach, RWA are calculated according to the mathematical formulae utilizing probability of default, loss given default and exposure at default and in some cases, maturity adjustments.
     Under the Basel II Standardized approach, RWA are calculated by applying the weighting factors specified in the OSFI guidelines to on-and off-balance sheet exposures. RWA for market risk in the trading portfolio are statistically estimated based on models approved by OSFI.

Basel II basis
Risk-
weighted
$ millions, as at October 31, 2008	amount

Credit risk
Standardized approach
Corporate	$6,754
Sovereign	253
Banks	223
Real estate secured personal lending	1,860
Other retail	1,203
Securitizations	131

10,424
AIRB approach
Corporate	32,300
Sovereign	1,213
Banks	3,332
Real estate secured personal lending	6,080
Qualifying revolving retail	10,935
Other retail	5,947
Equity(1)	933
Trading book	8,595
Securitizations	2,455
Adjustment for scaling factor	4,307

76,097
Other credit risk-weighted assets	8,640

Total credit risk	95,161
Market risk (Internal Models Approach)	2,928
Operational risk (Advanced Measurement Approach)	19,857

Total risk-weighted assets	$117,946

(1)	100% risk-weighted

	Basel I basis
	Risk-weighted amounts
$ millions, as at October 31	2007	2006

On-balance sheet assets
Cash and deposits with banks	$792	$884
Securities	4,034	1,992
Securities borrowed or purchased under resale agreements	1,558	564
Mortgage loans	23,587	25,413
Other loans and acceptances	59,681	58,728
Other assets	12,879	7,202

Total on-balance sheet assets	102,531	94,783

Off-balance sheet instruments
Credit-related arrangements
Lines of credit	8,444	7,305
Guarantees and letters of credit	3,226	2,785
Securities lending(1)(2)	512	220
Other	353	346

	12,535	10,656
Derivatives	8,506	5,130

Total off-balance sheet instruments	21,041	15,786

Total risk-weighted assets — credit risk	123,572	110,569
Add: market risk for trading activity	3,852	4,211

Total risk-weighted assets	$127,424	$114,780

(1)	Includes the full contract amount of custodial client securities totalling $51.7 billion (2006: $44.6 billion) lent by CIBC Mellon Global Securities Services, which is a 50/50 joint venture between CIBC and The Bank of New York Mellon.

(2)	Securities lending of $4.9 billion (2006: $5.4 billion) for cash is excluded from the table above because it is reported on the consolidated balance sheet as obligations related to securities lent or sold under repurchase agreements.

CIBC Annual Accountability Report 2008	65

Management’s Discussion and Analysis
Outstanding share data

				Conversion for common shares
	Shares outstanding			CIBC’s	Shareholders’
As at November 30, 2008	No. of shares	$ millions		conversion date	conversion date

Class A Preferred Shares
Classified as liabilities
Series 19	8,000,000	$200		April 30, 2008	April 30, 2013
Series 23	16,000,000	400		October 31, 2007	July 31, 2011

Total		$600

Classified as equity
Series 18	12,000,000	$300		not convertible	not convertible
Series 26	10,000,000	250		April 30, 2008	not convertible
Series 27	12,000,000	300		October 31, 2008	not convertible
Series 28(1)	2,000	—	(2)	not convertible	not convertible
Series 29	13,232,342	331		May 1, 2010	not convertible
Series 30	16,000,000	400		not convertible	not convertible
Series 31	18,000,000	450		not convertible	not convertible
Series 32	12,000,000	300		not convertible	not convertible
Series 33	12,000,000	300		not convertible	not convertible

Total		$2,631

Common shares(3)	380,846,681	$6,065

Stock options outstanding	7,257,459

(1)	On November 25, 2005, we announced our offer to repurchase for cancellation all outstanding non-cumulative Class A Preferred Shares Series 28 at a price of $10.00 per share. The offer will expire on the earlier of June 17, 2009 or the date the offer is withdrawn by CIBC.

(2)	Due to rounding.

(3)	Includes treasury shares: 42,363, $2 million.
As noted in the table above, certain series of Class A Preferred Shares provide CIBC, or CIBC and the shareholders, with the right to convert the shares to CIBC common shares on or after a specified conversion date. Each share is convertible into a number of common shares determined by dividing the then applicable cash redemption price by 95% of the average common share price (as defined in the relevant short form prospectus or prospectus supplement), subject to a minimum price of $2.00 per share. Where shareholders exercise their conversion right, we have the right, subject to OSFI’s consent, to elect to redeem for cash any shares tendered for conversion or to arrange for their cash sale to another purchaser.
     Series 33 shares may be converted on a one for one basis into non-cumulative Floating Rate Class A Preferred Shares Series 34 (Series 34 shares) at the holder’s option on July 31, 2014. Thereafter Series 33 shares and Series 34 shares are convertible, one to the other, at every fifth anniversary of July 31, 2014.

66	CIBC Annual Accountability Report 2008

Management’s Discussion and Analysis
Off-balance Sheet Arrangements
Off-balance sheet arrangements include securitizations, derivatives, credit-related arrangements and guarantees. These off-balance sheet arrangements are either not recorded on the consolidated balance sheet or are recorded in amounts that differ from the full contract or notional amounts. They could have a current or future effect on our financial condition as they involve, among other risks, varying elements of market, credit and liquidity risk, as discussed in the “Management of Risk” section. Off-balance sheet arrangements are generally undertaken both as a revenue-generating business activity and for risk management, capital management and/or funding management purposes.
Securitizations
Off-balance sheet arrangements may involve the use of variable interest entities (VIE). VIEs may be formed as corporations, partnerships, limited liability companies or trusts. They are an important part of the financial markets, providing market liquidity by facilitating investors’ access to specific portfolios of assets and risks.
     VIEs are often used for securitizing our own assets or third-party assets. In a securitization, an entity transfers assets to a VIE in exchange for cash. The VIE will fund these purchases by issuing ownership interests and debt securities to third-party investors.
     VIEs are also used to create investment products by aggregating pools of assets and issuing ABCP or longer-term multi-tiered debt instruments which may include super senior, senior, mezzanine and equity tranches. Often these VIEs are referred to by reference to the types of assets that are aggregated within the VIE, such as RMBS, which aggregate mortgage loans, or CLOs which aggregate corporate loans. In addition, VIEs can also aggregate debt securities issued by other VIEs, such as RMBS, in which case they are referred to as CDOs. In more complex structures, VIEs which aggregate securities issued by other CDOs and then issue a further tranche of debt securities are referred to as CDO squared.
     VIEs are generally structured to be bankruptcy remote, thereby insulating investors from creditors of other entities, including the asset seller. Investors can benefit from and may have recourse to, the VIE assets, including a cash collateral account and over-collateralization in the form of excess assets, a liquidity facility or a guarantee or other forms of credit enhancements. Accordingly, the debt securities issued by the VIE may obtain a more favourable credit rating from rating agencies than the transferor could obtain for its own debt issuance, resulting in lower financing costs.
     We engage all four major rating agencies, Moody’s Investors Service (Moody’s), Dominion Bond Rating Service Limited (DBRS), Standard & Poor’s (S&P) and Fitch Ratings Limited (Fitch), to opine on the credit ratings of asset-backed securities issued by our sponsored securitization vehicles. In the event that ratings differ between rating agencies we use the more conservative rating.
Securitization of our own assets
Securitization of our own assets provides us with an additional source of liquidity. It may also reduce our risk exposure and provide regulatory capital relief. Securitizations are accounted for as asset sales only when we surrender control of the transferred assets and receive consideration other than beneficial interests in the transferred assets. Accounting standards require a determination to be made as to whether the VIE that purchases these assets should be consolidated into our financial statements. We record the transaction as a sale of assets when the derecognition criteria are met and when we are not required to consolidate the VIE. When such asset sales occur, we may retain residual components of the securitized assets, such as interest-only strips, one or more senior or subordinated tranches of debt and cash reserve accounts, all of which are considered retained interests in the securitized assets. We continue to service all securitized assets after transfer.
     The following table provides details on our securitized assets. Further details on our securitization transactions are provided in Note 6 to the consolidated financial statements.

$ millions, as at or for the year ended		Residential	Commercial	Credit
October 31		mortgages	mortgages	card

2008	Outstanding securitized assets(1)	$39,247	$621	$3,541
	Retained interests(2)	510	—	267
	Liquidity facilities(2)	620	—	—
	Securitization revenue(3)	194	1	390

2007	Outstanding securitized assets(1)	$25,057	$675	$4,251
	Retained interests(2)	264	—	317
	Liquidity facilities(2)	671	—	—
	Securitization revenue(3)	94	(1)	396

(1)	Residential mortgages include $331 million (2007: $249 million) of fixed-rate mortgages securitized to a Qualifying Special Purpose Entity (QSPE).

(2)	Residential mortgages retained interests include $28 million of investment in one of our securitization vehicles. The liquidity facilities are net of that investment.

(3)	Includes gain on sale of securitized assets of $105 million (2007: $40 million).
Credit card receivables
Credit card receivables are securitized through a trust, which is established to purchase co-ownership interests in the receivables with the proceeds of securities issued by the trust. We sell co-ownership interests in receivables to the trust on a non-recourse basis. We are one of several underwriters that distribute securities issued by the trust. We continue to maintain the credit card client account relationships and provide servicing for receivables sold to the trust. Our credit card securitizations are revolving securitizations, with new credit card receivables sold to the trust each period to replenish receivable amounts as clients repay their balances. This trust meets the criteria for a QSPE pursuant to the CICA Accounting Guideline (AcG) 12, “Transfers of Receivables”, and, accordingly, we do not consolidate this trust.
     We retain some risk of loss with respect to the receivables held by the trust to the extent of our retained interest. Our interest in the excess spread from the trust is subordinate to the trust’s obligation to the holders of its asset-backed securities. The excess spread represents our participation in the residual income after all the interests and administrative expenses have been paid. As a result, excess spread absorbs losses with respect to credit card receivables before payments to the note-holders are affected. Subordinated notes, which we may retain, also absorb losses before payments to senior note-holders are affected.
Residential mortgage loans
We securitize insured fixed and variable-rate residential mortgages through the creation of MBS. Substantially all of the MBS are sold through the Canada Mortgage Bond Program, sponsored by Canada Mortgage and Housing Corporation (CMHC), to a trust that issues securities to investors. During the year, approximately $1.8 billion of MBS sponsored by CMHC was purchased by the Bank of Canada. We maintain the client account relationships and continue to service the securitized loans. We also enter into swap arrangements with the trust to receive monthly principal and interest cash flows from the securitized assets and pay non-amortizing bond cash flows with fixed interest payments and principal at maturity. We also securitize uninsured fixed-rate mortgages to a QSPE, which we are not required to consolidate.

CIBC Annual Accountability Report 2008	67

Management’s Discussion and Analysis
Commercial mortgage loans
We also securitized certain commercial mortgages through a trust that issues securities. We retain no beneficial interest in these mortgages, but we continue to service these mortgages. There were no commercial mortgages securitized in 2008.
Securitization of third-party assets
CIBC-sponsored multi-seller conduits
We sponsor several multi-seller conduits in Canada that purchase pools of financial assets from our clients, and finance the purchases by issuing commercial paper to investors. These conduits provide our clients with access to liquidity in the debt capital markets by allowing them to sell assets to the conduits. The sellers to the conduits may continue to service the assets and may be exposed to credit losses realized on these assets, typically through the provision of over-collateralization or another form of retained interest. The conduits may obtain credit enhancement from third-party providers.
     We generally provide the conduits with commercial paper backstop liquidity facilities, securities distribution, accounting, cash management and operations services. Commencing September 17, 2007, the liquidity facilities for our sponsored ABCP programs in Crisp Trust, Macro Trust, Safe Trust, Smart Trust and Sound Trust require us to provide funding, subject to the satisfaction of certain limited conditions with respect to the conduits, to fund non-defaulted assets. Prior to September 17, 2007, we provided liquidity facilities in the event that funding for such conduits became unavailable as a result of a general market disruption. Our liquidity facilities to Franchise Trust and Franchise Trust II were terminated in the current year.
     We are required to maintain certain short- and/or long-term debt ratings with respect to the liquidity facilities provided to our own sponsored ABCP programs. If we are downgraded below the specified level, and we fail to make alternative arrangements that meet the requirements of the rating agencies that rate the ABCP issued by the conduits, we could be required to provide funding into an escrow account in respect of our liquidity commitments.
     We may also act as the counterparty to derivative contracts entered into by a conduit in order to convert the yield of the underlying assets to match the needs of the conduit’s investors or to mitigate the interest rate risk within the conduit. All fees earned in respect of these activities are on a market basis.
     Revenue from the above activities amounted to approximately $18 million (2007: approximately $21 million).
CIBC structured CDO vehicles
We act as structuring and placement agent for CDO vehicles. As discussed in the “Run-off businesses and Other Selected Activities” section, we curtailed our business activity in structuring CDO vehicles. We have a focused team with the mandate to manage and reduce the residual exposures from legacy activities. These exposures mainly arose through our previous involvement in acting as structuring and placement agent for CDOs. We lent to, or invested in, the debt or equity tranches of these vehicles, and acted as a counterparty to derivative contracts. In some transactions structured on behalf of clients, we first purchased the assets at their request with the original intention to sell them into CDOs.
Third-party structured CDOs, CLOs, and other asset-backed vehicles
Similar to our structured CDO activities, we also curtailed our business activities in third-party structured vehicles. Our activities were mainly intermediation, correlation and flow trading which earned us a spread on matching positions. These activities are now being managed by a focused team as discussed in the “Run-off businesses and Other Selected Activities” section. Our exposures to entities involved in the securitization of third-party assets (both CIBC sponsored/structured and third-party structured) are summarized in the table below. Investments and loans are stated at fair value, undrawn liquidity and credit facilities and written credit derivatives are at notional amounts.

$ millions, as at October 31				2008				2007
		Undrawn		Written		Undrawn		Written
		liquidity		credit		liquidity		credit
	Investment	and credit		derivatives	Investment	and credit		derivatives
	and loans(1)	facilities		(notional)(2)	and loans(1)	facilities		(notional)(2)

CIBC sponsored multi-seller conduits	$805	$7,984	(3)	$—	$3,029	$12,092	(3)	$—
CIBC structured CDO vehicles	772	69		766	320	154		1,031
Third-party structured vehicles	8,167	1,091		17,174	3,409	2,236		31,583

(1)	Amounts are net of MTM losses. Excludes securities issued by entities established by CMHC, Fannie Mae, Freddie Mac, Ginnie Mae, Federal Home Loan Bank, Federal Farm Credit Bank, and Sallie Mae. $6.7 billion (2007: $2.0 billion) of the exposure was hedged by credit derivatives.

(2)	Comprises credit derivatives written options and total return swaps under which we assume exposures. The fair value recorded on the consolidated balance sheet was $(5.6) billion (2007: $(3.8) billion). Notional amounts of $16.0 billion (2007: $31.7 billion) were hedged with credit derivatives protection; the fair value of these hedges net of CVA was $1.2 billion (2007: $3.4 billion). Accumulated fair value losses amount to $1.3 billion on unhedged written credit derivatives.

(3)	Net of $805 million (2007: $3,029 million) of investment and loans in CIBC sponsored multi-seller conduits.

68	CIBC Annual Accountability Report 2008

Management’s Discussion and Analysis
Other financial transactions
We are the sponsor of several mutual and pooled funds, in the form of trusts. We are the administrator of these funds. In addition, we may act in other capacities, including custodian, trustee and broker. We earn fees at market rates from these trusts. We do not guarantee either principal or returns to investors in these funds, except in very limited circumstances. We act as a trustee of a number of personal trusts and have a fiduciary responsibility to act in the best interests of the beneficiaries of the trusts. We earn a fee for acting as a trustee. We participate in transactions to modify the cash flows of trusts managed by third-party asset managers to create investments with specific risk profiles, or to assist clients in the efficient management of other risks. Typically, these involve the use of derivative products, which transfer the risks and returns to or from a trust.
Derivatives
We participate in derivatives transactions, as a market maker facilitating the needs of our clients or as a principal to manage the risks associated with our funding, investing and trading strategies.
     During the year, we have ceased activities in the following areas:
•	Credit derivative contracts with clients to enable them to create synthetic exposures to meet their needs.

•	Intermediation trades that assume credit risks of clients through credit derivatives, and in turn offset these risks by entering into credit derivative contracts with third-party financial institutions.
All derivatives are recorded at fair value on our consolidated balance sheet. See Notes 2 and 14 to the consolidated financial statements for details on derivative contracts and the risks associated with them.
Credit-related arrangements
We enter into various commitments to meet the financing needs of clients, which are summarized in the table below. For a detailed description of these arrangements, see Note 24 to the consolidated financial statements.

	Contract amounts expiration per period
	Less than	1-3	3-5	Over	2008	2007
$ millions, as at October 31	1 year	years	years	5 years	Total	Total

Securities lending(1)(2)	$49,293	$—	$—	$—	$49,293	$69,221
Unutilized credit commitments(3)	23,787	4,163	8,927	1,041	37,918	40,735
Backstop liquidity facilities	9,764	—	—	—	9,764	17,278
Standby and performance letters of credit	4,807	516	495	431	6,249	6,353
ALM credit derivatives written options(4)	—	30	—	—	30	103
Documentary and commercial letters of credit	235	—	—	1	236	169
Other	394	—	—	—	394	353

	$88,280	$4,709	$9,422	$1,473	$103,884	$134,212

(1)	Includes the full contract amount of custodial client securities totalling $39.8 billion (2007: $51.7 billion) lent by CIBC Mellon Global Securities Services Company, which is a 50/50 joint venture between CIBC and The Bank of New York Mellon.

(2)	Securities lending of $6.1 billion (2007: $4.9 billion) for cash is excluded from the table above because it is reported on the consolidated balance sheet as obligations related to securities lent or sold under repurchase agreements.

(3)	Includes irrevocable lines of credit totalling $28.7 billion (2007: $30.1 billion), of which $14.5 billion (2007: $18.5 billion) will expire in one year or less, and excludes personal lines of credit, home equity lines of credit, and credit card lines.

(4)	Represents notional amount of asset/liability management (ALM) credit derivatives written options.
Guarantees
Guarantees include contracts that contingently require the guarantor to make payments to a guaranteed party based on (a) changes in an underlying economic characteristic that is related to an asset, liability or an equity security of the guaranteed party; (b) failure of another party to perform under an obligating agreement; or (c) failure of a third party to pay its indebtedness when due. For a detailed description of our guarantees, maximum potential future payments, and the liability recorded on the consolidated balance sheet, see Note 24 to the consolidated financial statements.

CIBC Annual Accountability Report 2008	69

Management’s Discussion and Analysis
Management of Risk
     Risk Overview
We have provided, in the MD&A, certain of the required disclosures under the CICA handbook section 3862, “Financial Instruments — Disclosures” related to the nature and extent of risks arising from financial instruments, as permitted by that standard. These disclosures are included in the sections “Risk overview”, “Credit risk”, “Market risk”, “Liquidity risk”, “Operational risk”, “Reputation and legal risk”, and “Regulatory risk”. These disclosures have been shaded and form an integral part of the consolidated financial statements.
     We manage risk and related balance sheet resources within tolerance levels established by our management committees and approved by the Board of Directors and its committees. This is achieved through a comprehensive framework of measurement, monitoring and control policies, procedures and standards. Key risk management policies are approved or renewed by the applicable Board and management committees annually. Further details on the Board and management committees, as applicable to the management of risk, are provided in the “Governance” section included within the Annual Accountability Report.
     Several groups within Risk Management (RM), independent of the originating businesses, contribute to our management of risk. During the year, we adopted a new risk appetite statement, used it in the review of various businesses and in light of changing market conditions reexamined risk measurement and management practices in a number of areas. We also considerably expanded our stress testing capability.
     In addition we completed a restructuring of our risk management department. The new structure is based on the results of a comprehensive review that began earlier this year and comprises five groups as follows:
•	Capital Markets — provides independent oversight of policies, procedures and standards concerning the measurement, monitoring and control of market risks (both trading and non-trading), trading credit risk and trading operational risk across CIBC’s portfolios.

•	Credit Portfolio Management — provides direction and leadership in credit portfolio management and reporting, policies and risk limits, risk rating methodology and credit systems for both retail and wholesale portfolios.

•	Product Risk Management, Card Products, Mortgages & Retail Lending — oversees the management of credit and fraud risk in the credit card, residential mortgages and retail lending portfolios, including the optimization of lending profitability.

•	Wholesale Credit & Investment Risk Management — responsible for the credit quality of CIBC’s risk-rated credits through the global management of adjudication of small business, commercial and wholesale credit risks, as well as management of the special loan and investment portfolios.

•	Balance Sheet Measurement, Monitoring & Control — responsible for a range of activities, including: strategic risk analytics and assessments of CIBC’s portfolios; enterprise-wide oversight of the measurement, monitoring and control of CIBC’s balance sheet resources, including economic capital; management of CIBC’s corporate insurance, business continuity and environmental risk programs; independent oversight of the measurement, monitoring and control of operational risk; vetting CIBC’s analytic and statistical models; validating parameters and models used for regulatory capital.
In addition to the oversight provided by RM, Treasury provides enterprise-wide funding and asset/liability, liquidity, cash and collateral management; manages the capital structure within the constraints of regulatory requirements; and manages capital in our subsidiaries, affiliates and legal entities.
Risk Management Structure

70	CIBC Annual Accountability Report 2008

Management’s Discussion and Analysis
     Basel II Capital Accord
On November 1, 2007, we adopted the Basel II capital management framework, which enhances the risk sensitivity of minimum regulatory capital requirements. Under the Basel II Framework, regulatory capital includes a charge for operational risk. The rules require greater transparency of risk management information intrinsic to underlying risks and capital adequacy.
Credit risk
CIBC implemented the Advanced Internal Ratings Based (AIRB) approach for all material credit risk portfolios. We received approval with attached conditions from OSFI on December 31, 2007. Immaterial portfolios (refer to “Credit risk” section for details) are on the standardized approach, and in the event that any one of these portfolios becomes material, management will develop and implement plans to transition it to an AIRB approach, as required by OSFI. Regulatory capital for securitization activities is based on either internal estimates of risks or external ratings issued by recognized ratings agencies.
Operational risk
On August 1, 2007, we received Conditional Acceptance from OSFI to implement the Advanced Measurement Approach (AMA) for operational risk, effective November 1, 2007. OSFI has set the target date for Formal Acceptance as December 31, 2008 or earlier.
Market risk
Market risks associated with the trading book are subject to the provisions of the Market Risk Amendment to the Basel Accord, which was originally issued in 1996 and subsequently revised in 1998. Basel II does not introduce a material change in the calculation of regulatory capital for market risk in the trading book and we continue to use the Internal Models Approach (IMA) approved by OSFI. Our economic capital assessment relies upon the same models, calibrated to a soundness standard of 99.865%, with differing holding periods for capital dependent upon the perceived liquidity of our various trading portfolios.
Credit Risk
Credit risk primarily arises from our direct lending activities, and from our trading, investment and hedging activities. Credit risk is defined as the risk of financial loss due to a borrower or counterparty failing to meet its obligations in accordance with contractual terms.
     The Capital and Risk Committee (CRC) is responsible for the oversight of key credit policies and limits. These policies and limits are subject to annual review and approval by the Risk Management Committee (RMC) of the Board of Directors. The CRC is also responsible for ensuring that these policies are implemented and that procedures are in place to manage and control credit risk, as well as overseeing the quality of the credit portfolio in accordance with credit policies and limits.
     Senior management reports to the RMC at least quarterly on material credit risk matters, including individual credit transactions, compliance with limits, portfolio trends, impaired loans and credit loss provisioning levels. Impaired loan balances, allowances and credit losses are reviewed by the RMC and the Audit Committee quarterly.
     RM provides enterprise-wide adjudication and oversight of the management of credit risk in our credit portfolios. Adjudication and portfolio management decisions are based on our risk appetite, as reflected in our policies, standards and limits. Lending authorities are controlled to ensure decisions are made by qualified and experienced personnel.
Process and control
The credit approval process is centrally controlled, with all significant credit requests submitted to a credit risk management unit that is independent of the originating businesses. Approval authorities are a function of the risk and amount of credit requested. In certain cases, credit requests must be referred to the RMC for approval.
     After initial approval, individual credit exposures continue to be monitored, with a formal risk assessment, including review of assigned ratings, documented at least annually. Higher risk-rated accounts are subject to closer monitoring and are reviewed at least quarterly. Collections and specialized loan workout groups handle the day-to-day management of the highest risk loans to maximize recoveries.
Credit risk limits
Credit limits are established for business and government loans for the purposes of portfolio diversification and managing concentration. These include limits for individual borrowers, groups of related borrowers, industry sectors, country and geographic regions, and products or portfolios. Direct loan sales, credit derivative hedges or structured transactions are used to reduce concentrations.
Credit risk mitigation
Our credit risk management policies include requirements relating to collateral valuation and management, including verification requirements and legal certainty. Valuations are updated periodically depending on the nature of the collateral. The main types of collateral are cash or securities for securities lending and reverse repurchase transactions, charges over inventory, receivables and real estate properties for lending to commercial borrowers; mortgages over residential properties for retail lending; and operating assets for corporate and small business borrowers. We have policies in place to monitor the existence of undesirable concentration in the collateral supporting our credit exposure.
     We obtain third-party guarantees and insurance to reduce the risk in our lending portfolios. The most material of these guarantees relate to our residential mortgage portfolio that is guaranteed by CMHC (a Government of Canada owned corporation) or other investment grade counterparties.
     We use credit derivatives to reduce industry sector concentrations and single-name exposures, or as part of portfolio diversification techniques.
     We limit the credit risk of derivatives traded over-the-counter through the use of multi-product derivative master netting agreements and collateral.
Exposure to credit risk
The following table presents the exposure to credit risk, which is measured as exposure at default (EAD) for on- and off-balance sheet financial instruments. EAD represents the estimate of the amount which will be drawn at the time of default.

CIBC Annual Accountability Report 2008	71

Management’s Discussion and Analysis

$ millions, as at October 31, 2008
	AIRB		Standardized
	approach		approach	Total

Business and government portfolios
Corporate
Drawn	$39,367		$7,021	$46,388
Undrawn commitments	18,024		410	18,434
Repo-style transactions	26,401		8	26,409
Other off-balance sheet	4,744		214	4,958
OTC derivatives	11,421		47	11,468

	99,957		7,700	107,657

Sovereign
Drawn	32,739		1,848	34,587
Undrawn commitments	2,689		—	2,689
Repo-style transactions	863		—	863
Other off-balance sheet	35		—	35
OTC derivatives	1,258		—	1,258

	37,584		1,848	39,432

Banks
Drawn	11,580		1,095	12,675
Undrawn commitments	596		—	596
Repo-style transactions	55,711		306	56,017
Other off-balance sheet	36,384		—	36,384
OTC derivatives	6,084		3	6,087

	110,355		1,404	111,759

Total business and government portfolios	247,896		10,952	258,848

Retail portfolios
Real estate secured personal lending
Drawn	102,895		2,505	105,400
Undrawn commitments	20,122		—	20,122

	123,017		2,505	125,522

Qualifying revolving retail
Drawn	17,172		—	17,172
Undrawn commitments	21,718		—	21,718

	38,890		—	38,890

Other retail
Drawn	8,581		1,193	9,774
Undrawn commitments	2,163		64	2,227
Other off-balance sheet	105		—	105

	10,849		1,257	12,106

Total retail portfolios	172,756		3,762	176,518

Securitization exposures	22,732	(1)	624	23,356

Gross credit exposure	$443,384		$15,338	$458,722

(1)	Under the internal ratings based approach.
The portfolios are categorized based upon how we manage the business and the associated risks. Amounts provided are after valuation adjustments related to financial guarantors, and before allowance for credit losses and risk mitigation, including $76.6 billion of collateral held for our repurchase agreement activities. Non-trading equity exposures are not included in the table above as they have been deemed immaterial under the OSFI guidelines, and hence, are subject to 100% risk-weighting.
Exposures subject to AIRB approach
Business and government portfolios (excluding scored small business) – risk rating method
The portfolio comprises exposures to corporate, sovereign and bank obligors. These obligors are individually assessed and assigned a rating that reflects our estimate of the probability of default. A mapping between our internal ratings and the ratings used by external ratings agencies is shown in the table below. As part of our risk-rating methodology, the risk assessment includes a review of external ratings of the obligor. The obligor rating assessment takes into consideration our financial assessment of the obligor, the industry, and the economic environment of the region in which the obligor operates. Where a guarantee from a third party exists, both the obligor and the guarantor will be assessed.

	CIBC	Standard &	Moody’s Investor
Grade	rating	Poor’s equivalent	Services equivalent

Investment grade	00-47	AAA to BBB-	Aaa to Baa3

Non-investment grade	51-67	BB+ to B-	Ba1 to B3

Watchlist	70-80	CCC+ to CC	Caa1 to Ca

Default	90	D	C

We use quantitative modeling techniques to assist in the development of internal risk-rating systems. The risk-rating systems have been developed through analysis of internal and external credit risk data. They are used for portfolio management, risk limit setting, product pricing, and in the determination of economic capital.
     We assess risk exposure using the following three dimensions. Parameter estimates for each of these dimensions are long-term averages with adjustments for the impact of any potential change in the credit cycle.
•	Probability of default (PD) – the probability that the obligor will default within the next 12 months.
•	Exposure at default (EAD) – the estimate of the amount which will be drawn at the time of default.
•	Loss given default (LGD) – the expected severity of loss as the result of the default, expressed as a percentage of the EAD.
The effectiveness of the risk rating systems and the parameters associated with the risk ratings are monitored within Risk Management and are subject to an annual review. The models used in the estimation of the risk parameters are also subject to independent validation by the Risk Management validation group, which is independent of both the origination business and the model development process.
Counterparty credit exposures
We have counterparty credit exposure that arises from our interest rate, foreign exchange, equity, commodity and credit derivatives trading, hedging and portfolio management activities, as explained in Note 14 to the consolidated financial statements. The PD of our counterparties is measured in the same manner as our direct lending activity.
     We are exposed to wrong-way risk when the exposure to a particular counterparty is positively correlated with the probability of default of that counterparty due to the nature of the transactions with the company. When we are exposed to wrong-way risk with a derivative counterparty, our procedures subject those transactions to a more rigorous approval process. The exposure may be hedged with other derivatives to further mitigate the risk that can arise from these transactions.

72	CIBC Annual Accountability Report 2008

Management’s Discussion and Analysis
     We establish a valuation adjustment for expected future credit losses from each of our derivative counterparties. The expected future credit loss is a function of our estimates of the PD, the expected loss/exposure in the event of default, and other factors such as risk mitigants.
     During the year, we changed our methodology for estimating the valuation adjustment to take into account market observed credit spreads.
Rating profile of derivative MTM receivables
Rating equivalent

As at October 31, 2008	Exposure(1) %

AAA to BBB-	80.9%
BB+ to B-	11.5
CCC+ to CCC-	6.6
Below CCC-	0.2
Unrated	0.8

Total	100.0%

(1)	The exposure is the mark-to-market value (after CVA) of the derivative contracts after giving effect to derivative master netting agreements but before any collateral.
Credit quality of the risk-rated portfolios
The following table provides the credit quality of the risk-rated portfolios. Amounts provided are before allowance for credit losses, and after credit risk mitigation, valuation adjustments related to financial guarantors, and collateral on repurchase agreement activities. Insured residential mortgage and student loan portfolios of $50.0 billion are reclassified to either sovereign or corporate exposures in the table below.

$ millions, as at October 31, 2008
	EAD
Grade	Corporate	Sovereign	Banks	Total

Investment grade	$38,214	$86,298	$46,625	$171,137
Non-investment grade	25,811	70	16,239	42,120
Watchlist	1,654	2	7	1,663
Default	186	—	—	186

	$65,865	$86,370	$62,871	$215,106

Business and government portfolios (excluding scored small business) – slotting approach
A simplified risk-rating process (slotting approach) is used for uninsured Canadian commercial mortgages, which comprise non-residential mortgages and multi-family residential mortgages. These exposures are individually rated on our rating scale using a risk-rating methodology that considers the property’s key attributes, which include its loan to value and debt service ratios, the quality of the property, and the financial strength of the owner/sponsor. All exposures are secured by a lien over the property and in some cases additionally by mortgage insurance. Insured multi-family residential mortgages are treated as sovereign exposures in the table above.
Exposure by risk-bands
The following table provides the exposure by risk-weight bands. Exposures in the “weak” category generally were originated at a stronger risk level.

$ millions, as at October 31, 2008	EAD

Strong	$6,034
Good	141
Satisfactory	38
Weak	10
Default	5

$6,228

Retail portfolios
Retail portfolios are characterized by a large number of relatively small exposures. They comprise: real estate secured personal lending (residential mortgages and personal loans and lines secured by residential property); qualifying revolving retail exposures (credit cards and unsecured lines of credit); and other retail exposures (loans secured by non-residential assets, unsecured loans including student loans, and scored small business loans). These portfolios are managed as pools of homogenous risk exposures, using external credit bureau scores and/or other behavioural assessment to group exposures according to similar credit risk profiles. These pools are assessed through statistical techniques, such as credit scoring and computer-based models. Characteristics used to group individual exposures vary by asset category; as a result, the number of pools, their size, and the statistical techniques applied to their management differ accordingly.
     The following table maps the PD bands to various risk levels:

Risk level	PD bands

Exceptionally low	0.01% – 0.20%
Very low	0.21% – 0.50%
Low	0.51% – 2.00%
Medium	2.01% – 10.00%
High	10.01% – 99.99%
Default	100.00%

Credit quality of the retail portfolios
The following table presents the credit quality of the retail portfolios. Amounts provided are before allowance for credit losses and after credit risk mitigation. Insured residential mortgage and student loan portfolios of $50.0 billion are reclassified to either sovereign or corporate exposures. Retail portfolios include $3.8 billion of small business scored exposures.

$ millions, as at October 31, 2008
	EAD
	Real estate
	secured	Qualifying
	personal	revolving	Other
Risk level	lending	retail	retail	Total

Exceptionally low	$34,683	$16,975	$2,349	$54,007
Very low	11,014	6,070	2,529	19,613
Low	27,230	10,798	4,157	42,185
Medium	119	3,512	1,386	5,017
High	68	1,359	91	1,518
Default	108	176	106	390

	$73,222	$38,890	$10,618	$122,730

CIBC Annual Accountability Report 2008	73

Management’s Discussion and Analysis
Exposures subject to the standardized approach
Exposures within FirstCaribbean, obligations of certain exposures of individuals for non-business purposes, and certain exposures in the CIBC Mellon joint ventures have been deemed immaterial, and are subject to the standardized approach. A detailed breakdown of our standardized exposures before allowance for credit losses by risk-weight is provided below.

$ millions, as at October 31, 2008
	Risk-weight category
	0%	20%	50%	75%	100%	Total

Corporate	$—	$1,015	$120	$—	$6,565	$7,700
Sovereign	1,523	31	95	—	199	1,848
Bank	—	1,399	—	—	5	1,404
Real estate secured personal lending	—	—	—	2,500	5	2,505
Other retail	—	—	—	64	1,193	1,257

	$1,523	$2,445	$215	$2,564	$7,967	$14,714

Securitization exposures
The following table provides details on our securitization exposures by credit ratings under the internal ratings based (IRB) and standardized approach.

$ millions, as at October 31, 2008
	EAD
Ratings	IRB(1)	Standardized	Total

AAA to BBB-	$21,505	$624	$22,129
BB+ to BB-	99	—	99
Below BB-	64	—	64
Unrated	390	—	390

	$22,058	$624	$22,682

(1)	EAD under IRB approach is net of financial collateral of $621 million. Accumulated gain of $53 million is not included in the table above as it is deducted from Tier 1 capital.
Concentration of exposures
Concentration of credit risk exists when a number of obligors are engaged in similar activities, or operate in the same geographical areas or industry sectors, and have similar economic characteristics so that their ability to meet contractual obligations is similarly affected by changes in economic, political or other conditions.
Geographic distribution
The following table provides a geographic distribution of our business and government exposures under the AIRB approach. The classification of geography is based upon the country of ultimate risk. Amounts are before allowance for credit losses and risk mitigation, and after valuation adjustments related to financial guarantors and $76.6 billion of collateral held for our repurchase agreement activities.

$ millions, as at October 31, 2008
	Canada	U.S.	Europe	Other	Total

Drawn	$66,514	$9,894	$5,535	$1,743	$83,686
Undrawn commitments	18,613	1,924	350	422	21,309
Repo-style transactions	2,288	2,882	1,059	158	6,387
Other off-balance sheet	31,202	4,717	4,851	393	41,163
OTC derivatives	6,753	7,020	4,278	712	18,763

	$125,370	$26,437	$16,073	$3,428	$171,308

For retail portfolios, substantially all of the exposures under the AIRB approach are based in Canada.
Business and government exposures by industry groups
The following table provides an industry-wide breakdown of our business and government exposures under the AIRB approach. Amounts are before allowance for credit losses and risk mitigation, and after valuation adjustments related to financial guarantors and $76.6 billion of collateral held for our repurchase agreement activities.

$ millions, as at October 31, 2008
		Undrawn	Repo-style	Other off-	OTC
	Drawn	commitment	transactions	balance sheet	derivatives		Total

Commercial mortgages	$6,113	$116	$—	$—	$—		$6,229
Financial institutions	16,025	2,815	6,315	36,581	15,294	(1)	77,030
Retail and wholesale	2,503	1,367	—	234	48		4,152
Business/Personal services	3,290	940	37	344	301		4,912
Manufacturing, capital goods	1,079	966	1	244	150		2,440
Manufacturing, consumer goods	1,229	868	—	72	85		2,254
Real estate and construction	6,170	1,689	—	650	66		8,575
Agriculture	2,804	943	—	22	46		3,815
Oil and gas	3,797	3,732	—	615	744		8,888
Mining	3,001	681	—	133	171		3,986
Forest products	510	272	6	136	79		1,003
Technology	514	435	—	115	61		1,125
Cable & Telecommunications	813	706	—	97	293		1,909
Broadcasting, publishing and printing	731	367	—	56	34		1,188
Transportation	1,315	462	—	820	76		2,673
Utilities	822	1,554	—	637	490		3,503
Social/Educational services	1,329	727	6	152	75		2,289
Governments	31,641	2,669	22	255	750		35,337

	$83,686	$21,309	$6,387	$41,163	$18,763		$171,308

(1)	Includes $3.6 billion of EAD with financial guarantors hedging our derivative contracts. The fair value of these derivative contracts net of the valuation adjustments was $1.9 billion.

74	CIBC Annual Accountability Report 2008

Management’s Discussion and Analysis
     As at October 31, 2008, the notional amount of credit protection purchased against our business and government loans was $4.6 billion (2007: $5.9 billion). The largest sector concentrations hedged through these programs were oil and gas $2.1 billion (2007: $2.3 billion), mining $608 million (2007: $659 million), and financial intermediaries $1.1 billion (2007: $1.3 billion). All counterparties from whom we have purchased credit derivative protection for the loan portfolio are financial institutions or Canadian sovereign entities with investment grade ratings from major rating agencies.
Total loans and acceptances
As at October 31, 2008, total loans and acceptances after allowance for credit losses was $180.3 billion (2007: $170.7 billion). Consumer loans (comprising residential mortgages, credit cards and personal loans, including student loans) constitute 73.6% (2007: 75.7%) of the portfolio, and business and government loans (including acceptances) 26.4% (2007: 24.3%).
     Consumer loans increased $3.6 billion or 2.8% from the prior year. The main increase was in personal loans of $3.0 billion or 10.5%. Residential mortgages decreased by $ 1 billion or 1.1%, but on a managed basis (for additional information, see the Non-GAAP measures section) were up $13.2 billion, or 11.3%. Residential mortgages constitute 68% (2007: 71%) of the total consumer loan portfolio and exhibit very low levels of credit risk.
     The increase in the business and government loans (including acceptances) of $6 billion or 14.5% from the prior year was largely due to increases in the mining and financial institution sectors.
Impaired loans and allowance and provision for credit losses

	Business			Business
	and			and
	government	Consumer	2008	government	Consumer	2007
$ millions, as at or for the year ended October 31	loans	loans	Total	loans	loans	Total

Gross impaired loans
Balance at beginning of year	$370	$493	$863	$244	$386	$630
New additions	297	1,041	1,338	437	1,213	1,650
Returned to performing status, repaid or sold	(120)	(248)	(368)	(165)	(391)	(556)

Gross impaired loans prior to write-offs	547	1,286	1,833	516	1,208	1,724
Write-offs	(148)	(702)	(850)	(146)	(715)	(861)

Balance at end of year	$399	$584	$983	$370	$493	$863

Specific allowance
Balance at beginning of year	$194	$359	$553	$179	$363	$542
Write-offs	(148)	(702)	(850)	(146)	(715)	(861)
Provisions	105	661	766	51	580	631
Recoveries	21	93	114	66	81	147
Transfer from general allowance(1)	—	5	5	—	5	5
Foreign exchange and other adjustments(2)	28	15	43	44	45	89

Balance at end of year	$200	$431	$631	$194	$359	$553

Net impaired loans
Balance at beginning of year	$176	$134	$310	$65	$23	$88
Net change in gross impaired	29	91	120	126	107	233
Net change in allowance	(6)	(72)	(78)	(15)	4	(11)

Balance at end of year	$199	$153	$352	$176	$134	$310

Gross impaired loans less specific allowance as a percentage of related assets(3)			0.16%			0.15%

(1)	Related to student loan portfolio.

(2)	Includes $117 million related to the FirstCaribbean acquisition.

(3)	The related assets include loans, securities borrowed or purchased under resale agreements, and acceptances.
Impaired loans
During the year, $1.3 billion of loans were newly classified as impaired, down $312 million from 2007. The decrease was largely due to the acquisition of FirstCaribbean which accounted for $332 million of the new impaired loans in 2007.
     Reductions in gross impaired loans through remediation, repayment or sale were $368 million, down $188 million from 2007. The decrease comprised $143 million in consumer loans and $45 million in business and government loans. For the year, write-offs totalled $850 million, down $11 million from the prior year. Consumer loan write-offs decreased by $13 million, while business and government loan write-offs increased by $2 million.
     Additional details on the geographic distribution and industry classification of impaired loans are provided in the “Supplementary annual financial information”.
Allowance for credit losses
The total allowance for credit losses consists of specific and general allowance components carried on the consolidated balance sheet.
     For a discussion on the methodologies used in establishing our allowance for credit losses, see the “Critical accounting policies and estimates” section. Breakdown of allowance by geographic regions and industry classifications is provided in the “Supplementary annual financial information”.
     Total allowance for credit losses was $1,523 million, up $80 million or 6% from October 31, 2007.
     Specific allowance for credit losses was $631 million, up $78 million or 14% from October 31, 2007. The increase was mainly in credit cards due to volume growth and higher level of delinquencies in the portfolio.
     General allowance was $892 million, up $2 million from October 31, 2007.
     Management believes the total allowance for credit losses as at October 31, 2008 was appropriate in light of the composition of the credit portfolio. Future additions to, reductions of or drawdowns from the allowance will be influenced by the continuing evaluation of risks in the loan portfolio and changing economic conditions.

CIBC Annual Accountability Report 2008	75

Management’s Discussion and Analysis
Market Risk
Market risk arises from positions in securities and derivatives held in our trading portfolios, and from our retail banking business, investment portfolios and other non-trading activities. Market risk is defined as the potential for financial loss from adverse changes in underlying market factors, including interest and foreign exchange rates, credit spreads, and equity and commodity prices.
     Market risk is managed through an integrated internal control framework, overseen by the CRC. Each business has a dedicated market risk manager, supplemented by regional risk managers located in all of our major trading centres, facilitating comprehensive risk coverage.
     We have comprehensive policies for market risk management related to identification and measurement of the various types of market risk, the eligibility of certain of those risks for inclusion in the trading and non-trading books, and to the establishment of limits within which we manage our overall exposures.
     Our policies also outline requirements for yield curve and valuation model construction, and align with accounting policies with respect to mark-to-market and model valuation methodologies, the independent checking of the valuation of positions, and the establishment of valuation adjustments.
Process and control
Market risk exposures are monitored daily against approved risk limits, and control processes are in place to monitor that only authorized activities are undertaken. We generate daily risk and limit-monitoring reports, based on the previous day’s positions. Summary market risk and limit compliance reports are produced and reviewed weekly with the Senior Executive Team (SET), and quarterly with the RMC.
     We have risk tolerance levels, expressed in terms of both statistically based Value-at-Risk (VaR) measures and potential worst-case stress losses. We use a three-tiered approach to set market risk and stress limits on the amounts of risk that we can assume in our trading and non-trading activities, as follows:
•	Tier 1 limits are our overall market risk and worst-case scenario limits.

•	Tier 2 limits are designed to control the risk profile in each business.

•	Tier 3 limits are at the desk level and designed to monitor risk concentration and the impact of book-specific stress events.
Tier 1 limits are established by the Chief Executive Officer, consistent with the risk tolerance policies approved by the RMC; Tier 2 and Tier 3 limits are approved at levels of management commensurate with the risk taken.
Trading activities
We hold positions in traded financial instruments to meet client investment and risk management needs, and for proprietary trading purposes. Trading revenue (net interest income or non-interest income) is generated from these transactions. Trading instruments are recorded at fair value and include debt and equity securities, as well as interest rate, foreign exchange, equity, commodity, and credit derivative products.
Risk measurement
We use the following measures for market risk:
•	VaR, which enables the meaningful comparison of the risks in different businesses and asset classes.
•	Stress testing and scenario analysis, which provide insight into portfolio behaviour under extreme circumstances.
•	Backtesting validates the effectiveness of risk quantification through analysis of actual and theoretical profit and loss outcomes.
The VaR measures disclosed in the table and backtesting chart on the next pages exclude exposures in our run-off businesses as described on pages 42 to 48 of the MD&A, starting from the second quarter of 2008. Due to the volatile and illiquid markets in recent months, the quantification of risk for these positions is subject to a high degree of uncertainty. These positions are being managed independent of our trading businesses.
Value-at-Risk
Our VaR methodology is a statistical technique that measures the potential worst-case overnight loss within a 99% confidence level. VaR uses numerous risk factors as inputs and is computed through the use of historical volatility of each risk factor and the associated historical correlations among them, evaluated over a one-year period.
     Total VaR is determined by the combined modelling of VaR for each of interest rate, credit spread, equity, foreign exchange, commodity risks, along with the reduction due to the portfolio effect arising from the interrelationship of the different risks. Starting in the fourth quarter of 2007, we began including in VaR a measure of debt specific risk (DSR). DSR is the price volatility and credit event risk specific to each issuer for products such as bonds and credit derivatives. The new model simulates these risks across all issuers in our trading portfolios, and has been approved by OSFI for the calculation of minimum regulatory capital, replacing a previous, less sophisticated capital model.
     Actual realized market loss experience may differ from that implied by the VaR measure for a variety of reasons. Fluctuations in market rates and prices may differ from those in the past that are used to compute the VaR measure. Additionally, the VaR measure does not account for any losses that may occur beyond the 99% confidence level.
     To determine the reliability of the VaR models, actual outcomes are monitored regularly to test the validity of the assumptions and the parameters used in the VaR calculation. Market risk positions are also subject to regular stress tests to ensure CIBC would withstand an extreme market event.
Stress testing and scenario analysis
Stress testing and scenario analysis are designed to add insight to possible outcomes of abnormal market conditions, and to highlight possible risk concentrations.
     Our stress testing measures the effect on portfolio values of a wide range of extreme moves in market prices. The stress test methodology assumes that no actions are taken during the stress event to mitigate risk, reflecting the decreased liquidity that frequently accompanies market shocks.
     Our scenario analysis approach simulates the impact on earnings of extreme market events up to a period of one quarter. Scenarios are developed using actual historical market data during periods of market disruption, or are based on the hypothetical occurrence of economic events, political events and natural disasters suggested and designed by economists, business leaders and risk managers.

76	CIBC Annual Accountability Report 2008

Management’s Discussion and Analysis
     Among the historical scenarios used were the 1987 equity market crash, the 1994 period of U.S. Federal Reserve tightening, the 1998 Russian-led crisis, and the market events following September 11, 2001. The hypothetical scenarios used include potential market crises originating in North America and Asia.
     Our core stress tests and scenario analyses are run daily, and further ad hoc analysis is carried out as required. Scenarios are reviewed and amended as necessary to ensure they remain relevant. Limits are placed on the maximum acceptable loss to the aggregate portfolio under any worst-case scenario and on the impact of stress testing at the detailed portfolio level and by asset class.
Backtesting
For each of our trading portfolios, and in aggregate, the backtesting process measures that actual profit and loss outcomes are consistent with the statistical assumptions of the VaR model. This process also includes the calculation of a hypothetical or static profit and loss. This represents the theoretical change in value of the prior day’s closing portfolio due to each day’s price movements, on the assumption that the contents of the portfolio remained unchanged. The comparison of the daily static profit and loss with VaR is required by OSFI.
     The VaR by risk type table below shows the mix of market risks by type of risk and in aggregate. The risks are interrelated and the diversification effect reflects the reduction of risk due to portfolio effects among the trading positions. Our trading risk exposures to interest rates and credit spreads arise from activities in the global debt and derivative markets, particularly from transactions in the Canadian, U.S. and European markets. The primary instruments are government and corporate debt, and interest rate and credit derivatives. The bulk of the trading exposure to foreign exchange risk arises from transactions involving the U.S. dollar, Euro, British pound, and Japanese yen, whereas the primary risks of loss in equities are in the U.S., Canadian and European markets. Trading exposure to commodities arises primarily from transactions involving North American natural gas and oil product indices.
     Total average risk was up 1% from the last year.
     VaR by risk type – trading portfolio

	2008				2007
$ millions, as at or for the year ended October 31	Year-end	Average	High	Low	Year-end	Average	High	Low

Interest rate risk	$8.9	$7.4	$13.9	$3.0	$7.2	$7.1	$10.3	$4.6
Credit spread risk	8.7	7.5	16.0	3.6	9.6	6.4	15.6	3.0
Equity risk	5.2	5.2	7.6	3.7	6.0	5.5	7.6	3.2
Foreign exchange risk	1.4	0.6	2.1	0.2	0.6	0.5	2.6	0.1
Commodity risk	0.5	0.7	1.4	0.3	1.3	1.3	3.5	0.8
Debt specific risk(1)	7.1	8.1	13.7	4.0	10.3	9.2	10.5	8.0
Diversification effect(2)	(16.0)	(14.8)	n/m	n/m	(20.3)	(15.4)	n/m	n/m

Total risk	$15.8	$14.7	$21.1	$8.8	$14.7	$14.6	$18.2	$13.1

(1)	Debt specific risk for 2007 was computed for the fourth quarter only, as we started reporting this measure in the fourth quarter of 2007.

(2)	Aggregate VaR is less than the sum of the VaR of the different market risk types due to risk offsets resulting from portfolio diversification effect.

n/m	Not meaningful. It is not meaningful to compute a diversification effect because the high and low may occur on different days for different risk types.
Trading Revenue
Trading revenue was $(7,239) million (2007: $(310) million; 2006: $685 million) and trading revenue (TEB)(1) was $(7,056) million (2007: $(18) million; 2006: $906 million). The trading revenue and trading revenue (TEB)(1) for 2008 in the daily trading revenue histogram and trading revenue (TEB)(1) and VaR backtesting graph below exclude $(7,151) million related primarily to reductions in fair value of structured credit assets and credit valuation adjustments, which cannot be meaningfully allocated to specific days. The histogram below presents the frequency distribution of daily trading revenue (TEB)(1) for 2008. Trading revenue (TEB)(1) was positive for 55% of the days (2007: 75%; 2006: 79%). Trading losses exceeded VaR twice during the year. Trading losses exceeded VaR by $1 million on June 9, due to sharp increases in the Canadian and U.S. interest rates, and by $4 million on September 16, due to significant widening of financial credit spreads. Average daily trading revenue (TEB)(1) was $0.4 million (2007: $2.7 million; 2006: $3.4 million). The trading revenue (TEB)(1) and VaR backtesting graph on the following page compares the 2008 actual daily trading revenue (TEB)(1) with the previous day’s VaR measures.
Frequency distribution of daily 2008 trading revenue (TEB)(1)

(1)	For additional information, see the “Non-GAAP measures” section. Trading revenue comprises both trading net interest income and non-interest income.

CIBC Annual Accountability Report 2008	77

Management’s Discussion and Analysis
Backtesting of trading revenue (TEB)(1) vs. VaR

(1)	For additional information, see the “Non-GAAP measures” section.
Non-exchange traded commodity derivatives
In the normal course of business, we trade non-exchange traded commodity derivative contracts. We control and manage our non-exchange traded commodity derivatives risk through the VaR and stress testing methodologies described above. We use modelling techniques or other valuation methodologies to determine the fair value of these contracts.
     The following table provides the fair value, based upon maturity of non-exchange traded commodity contracts:

$ millions, as at October 31, 2008	Positive	Negative	Net

Maturity less than 1 year	$482	$(823)	$(341)
Maturity 1–3 years	417	(431)	(14)
Maturity 4–5 years	73	(112)	(39)
Maturity in excess of 5 years	75	(11)	64

Fair value of contracts	$1,047	$(1,377)	$(330)

Non-trading activities
Market risks also arise from our retail banking business, equity investments and other non-trading activities. We originate many retail products with market risk characteristics. Changes in market conditions, customer behaviour and competitive market pressures can have an impact on the market risk exposure and retail margins earned from these products. Foreign exchange exposures arising from net earnings from, and investments in, foreign operations are also included in non-trading activities.
Interest rate risk
Non-trading interest rate risk consists primarily of risk inherent in ALM activities and the activities of domestic and foreign subsidiaries. Interest rate risk results from differences in the maturities or repricing dates of assets and liabilities, both on- and off-balance sheet, as well as from embedded optionality in retail products. This optionality arises predominantly from the prepayment exposures of mortgage products, mortgage commitments and some GIC products with early redemption features; this optionality is measured consistent with our actual experience. A variety of cash instruments and derivatives, principally interest rate swaps, futures and options, are used to manage and control these risks.
     Our total non-trading interest rate risk exposure, as at October 31, 2008, is included in Note 19 to the consolidated financial statements. On- and off-balance sheet assets and liabilities are generally reported based on the earlier of their contractual repricing or maturity date; however, our disclosure includes the assumed interest rate sensitivity of certain assets and liabilities (including core deposits and credit card balances), reflecting how we manage interest rate risk; the assumed duration of core balances is approximately 1.4 years. The interest rate position reported in Note 19 presents our risk exposure only at a point in time. The exposure can change depending on client preference for products and terms, including mortgage prepayment or other options exercised, and the nature of our management of the various and diverse portfolios that comprise the consolidated interest rate risk position.
     The following table shows the potential impact over the next 12 months of an immediate 100 basis point increase or decrease in interest rates adjusted for estimated prepayments.

78	CIBC Annual Accountability Report 2008

Management’s Discussion and Analysis
Interest rate sensitivity – non-trading (after-tax)

$ millions, as at October 31	2008			2007
	C$	US$	Other	C$	US$	Other

100 basis points increase in interest rates
Net income	$74	$(18)	$5	$24	$12	$(3)
Change in present value of shareholders’ equity	225	(36)	(5)	98	21	36
100 basis points decrease in interest rates
Net income	$(59)	$18	$(5)	$(96)	$(12)	$3
Change in present value of shareholders’ equity	(255)	36	5	(155)	(21)	(36)

Foreign exchange risk
Non-trading foreign exchange risk, also referred to as structural foreign exchange risk, arises primarily from our investments in foreign operations. This risk, predominantly in U.S. dollars, is managed using derivative hedges and by funding the investments in foreign currencies. We actively manage this risk to ensure that the potential impact to earnings is minimized and that the potential impact on our capital ratios is within tolerances set by the RMC.
     A 1% appreciation of the Canadian dollar would reduce our shareholders’ equity as at October 31, 2008 by approximately $15 million.
     Our non-functional currency denominated earnings are converted into the functional currencies through spot or forward foreign exchange transactions. Thus, there is no significant impact of exchange rate fluctuations on our consolidated statement of operations, except for foreign functional currency earnings, which are translated at average monthly exchange rates as they arise.
     We hedge certain foreign currency contractual expenses using derivatives which are accounted for as cash flow hedges. The net change in fair value of these hedging derivatives included in AOCI amounted to $39 million loss as at October 31, 2008. This amount will be released from AOCI to offset the hedged currency fluctuations as the expenses are incurred.
Derivatives held for ALM purposes
Where derivatives are held for ALM purposes, and when transactions meet the criteria specified in the CICA handbook section 3865, we apply hedge accounting for the risks being hedged, as discussed in Notes 1, 2 and 14 to the consolidated financial statements. Derivative hedges that do not qualify for hedge accounting treatment are referred to as economic hedges and are recorded at fair value on the consolidated balance sheet with changes in fair value recognized in the consolidated statement of operations.
     Economic hedges for other than FVO financial instruments may lead to income volatility because the hedged items are either recorded on a cost or amortized cost basis; this income volatility may not be representative of the overall risk.
Equity risk
Non-trading equity risk arises primarily in our merchant banking activities and comprises public and private equities, investments in limited partnerships, and equity-accounted investments.
     The following table provides the carrying and fair values of our non-trading equities, including merchant banking portfolios:

$ millions, as at October 31		Carrying value	Fair value

2008	AFS securities	$1,059	$1,410
	Other assets(1)	165	176

		$1,224	$1,586

2007	AFS securities	$1,415	$1,921
	Other assets(1)	254	299

		$1,669	$2,220

(1)	Includes equity-accounted investments.

CIBC Annual Accountability Report 2008	79

Management’s Discussion and Analysis
     Liquidity Risk
Liquidity risk arises from our general funding activities and in the course of managing our assets and liabilities. It is the risk of having insufficient cash resources to meet current financial obligations without raising funds at unfavourable rates or selling assets on a forced basis.
     Our liquidity risk management strategies seek to maintain sufficient liquid financial resources to continually fund our balance sheet under both normal and stressed market environments.
     In its oversight capacity, the Board establishes the liquidity risk framework that recognizes the credit-sensitive nature of our business activities and the importance of depositor confidence. The established management framework consists of policies, limits and independent monitoring structures governing major regional funding centres and operating subsidiaries in North America, Europe and Asia. Treasury, with oversight by Market Risk Management (MRM) within Capital Markets Risk Management, is responsible for the development and execution of the liquidity management framework on a global basis.
     Policies and standards defining our liquidity risk management, measurement and reporting requirements are reviewed and approved annually by the RMC. Our liquidity policies require maintenance of sufficient unencumbered liquid assets or unused funding capacity to meet anticipated funding needs (as measured by a selected benchmark stress scenario) for a minimum period of time as determined by the RMC. Guidelines are set to ensure adequate diversification of funds and to manage individual depositor concentration.
     We maintain and periodically update a liquidity contingency plan for responding to stress event impacts. The plan is presented annually to the RMC.
     Our enterprise-wide pledging policy sets out consolidated aggregate net maximum pledge limits for financial and non-financial assets. Pledged assets are considered encumbered for liquidity purposes.
Process and control
Short-term asset/liability mismatch limits are set by geographic location and consolidated for overall global exposure. Potential cash flows under various stress scenarios are modeled using balance sheet positions. On a consolidated basis, prescribed liquidity levels under a selected benchmark stress scenario are maintained for a minimum time horizon.
     The RMC is regularly informed of current and prospective liquidity conditions, ongoing monitoring measures and the implementation of enhanced measurement tools.
Risk measurement
Our liquidity measurement system provides daily liquidity risk exposure reports for independent monitoring and review by MRM. Senior management and the RMC oversee liquidity risk exposure reporting. Stress event impacts are measured through scenario analyses, designed to measure potential impact of abnormal market conditions on the liquidity risk profile. Treatment of cash flows under varying conditions is reviewed periodically to determine whether changes to customer behaviour assumptions are warranted.
Term funding sources and strategies
We manage liquidity to meet both short and long-term cash requirements. Reliance on short-term wholesale funding is maintained at prudent levels.
     We obtain funding through both wholesale and retail sources. Consistent with our liquidity risk mitigation strategies, we continue to source term funding in the wholesale markets from a variety of clients and geographic locations, borrowing across a range of maturities, using a mix of funding instruments.
     Core personal deposits remain a primary source of retail funding. As at October 31, 2008, Canadian dollar deposits from individuals totalled $90.5 billion (2007: $83.8 billion).
     Strategies for managing liquidity risk include maintaining diversified sources of wholesale term funding, asset securitization initiatives, capital and subordinated debt issuance, and maintenance of segregated pools of high-quality liquid assets that can be sold or pledged as security to provide a ready source of cash. Collectively, these strategies result in lower dependency on short-term wholesale funding.
     New measures to provide liquidity to financial systems were introduced by various governments and global central banks, including the Bank of Canada and the Federal Reserve Bank. These support measures include expansion of eligible types of collateral, provision of term liquidity through Purchase and Resale Agreement (PRA) facilities, and the purchase by CMHC of National Housing Act Mortgage-Backed Securities insured mortgage pools. From time to time, we utilized these term funding facilities, pledging a combination of private and public sector assets against these obligations.
     During the year, we launched our covered bond program, issuing €2.3 billion ($3.6 billion) of bonds as at October 31, 2008. We have historically securitized various financial assets, including credit card receivables and residential and commercial mortgages. For further discussion of our off-balance sheet arrangements affecting liquidity and funding, see the “Off-balance sheet arrangements” section.
     Balance sheet liquid assets are summarized in the following table:

$ billions, as at October 31	2008	2007

Cash	$1.1	$1.0
Deposits with banks	7.9	12.7
Securities(1)	39.6	65.1
Securities borrowed or purchased under resale agreements	35.6	34.0

	$84.2	$112.8

(1)	Comprises AFS and FVO securities with residual term to contractual maturity within one year and trading securities, including $729 million (2007: $3.1 billion) of holdings in our sponsored ABCP conduits. Excludes $247 million (2007: $297 million) in non-bank sponsored ABCP.
In the course of our regular business activities, certain assets are pledged as part of collateral management, including those necessary for day-to-day clearing and settlement of payments and securities. Pledged assets, including those for covered bonds, securities borrowed or financed through repurchase agreements as at October 31, 2008 totalled $44.6 billion (2007: $27.7 billion). For additional details, see Note 24 to the consolidated financial statements.

80	CIBC Annual Accountability Report 2008

Management’s Discussion and Analysis
Credit ratings
Access to wholesale funding sources and the cost of that funding are dependent on various factors, including credit ratings. The recent turmoil in global capital markets has resulted in a reduction of liquidity as well as increased costs in term funding markets for all financial institutions. Despite these developments, our liquidity position remains sound. With respect to credit ratings, in December 2007, while all the major rating agencies all maintained our rating, Standard & Poor’s and Moody’s both revised their ratings outlooks from stable to negative, while Fitch and DBRS placed our ratings under review with negative implications. In April, DBRS removed our ratings from “review with negative implications” confirming the outlook as “negative”.
     Our credit ratings are summarized in the table below:

	Short-term debt		Senior debt		Preferred shares
As at October 31	2008	2007	2008	2007	2008	2007

DBRS	R-1H	R-1H	AA	AA	Pfd-1	Pfd-1
Fitch	F1+	F1+	AA-	AA-
Moody’s	P-1	P-1	Aa2	Aa2
S&P	A-1	A-1	A+	A+	A-	A-
					P-1 (low)	P-1 (low)

Impact on collateral if there is a downgrade of CIBC’s credit rating
We are required to deliver collateral to certain derivative counterparties in case of a downgrade to our current credit risk rating. The collateral requirement is based on mark-to-markets, valuations, and collateral arrangement thresholds as applicable.
Restrictions on the flow of funds
We have certain subsidiaries that have separate regulatory capital, liquidity and funding requirements, as set by banking and securities regulators. Requirements of these entities are subject to regulatory change and can fluctuate depending on activity.
     Liquidity of our major subsidiaries is continually evaluated, factoring in local regulatory restrictions, and operational, tax, economic and other business impediments relating to the movement of funds between subsidiaries and the domestically regulated parent bank. This enables us to manage and minimize the existence of pockets of “trapped liquidity”.
     We monitor and manage our capital and liquidity requirements across these entities to ensure that capital is used efficiently and that each entity is in continuous compliance with local regulations.
Contractual obligations
Contractual obligations give rise to commitments of future payments affecting our short- and long-term liquidity and capital resource needs. These obligations include financial liabilities, credit and liquidity commitments, and other contractual obligations.
Financial liabilities
The following table provides the maturity profile of financial liabilities based upon contractual repayment obligations, and excludes contractual cash flows related to derivative liabilities. Although contractual repayments of many deposit accounts are on demand or at short notice, in practice, short-term deposit balances remain stable. Our deposit retention history indicates that many customers do not request repayment on the earliest redemption date and the table therefore does not reflect the anticipated cash flows.

	Less than	1-3	3-5	Over	No specified	2008	2007
$ millions, as at October 31	1 year	years	years	5 years	maturity	Total	Total

Liabilities
Deposits	$104,668	$29,770	$8,762	$4,781	$84,971	$232,952	$231,672
Acceptances	8,848	—	—	—	—	8,848	8,249
Obligations related to securities sold short	324	1,505	1,219	2,545	1,331	6,924	13,137
Obligations related to securities lent or sold under repurchase agreements	33,486	4,537	—	—	—	38,023	28,944
Other liabilities	18	2,628	—	—	10,706	13,352	13,873
Subordinated indebtedness(1)	—	—	—	6,428	—	6,428	5,526
Preferred share liabilities	600	—	—	—	—	600	600

	$147,944	$38,440	$9,981	$13,754	$97,008	$307,127	$302,001

(1)	Excludes subordinated debt held for trading purposes.

CIBC Annual Accountability Report 2008	81

Management’s Discussion and Analysis
Credit and liquidity commitments
The following table provides the contractual maturity of notional amounts of credit, guarantee and liquidity commitments should contracts be fully drawn upon and clients default. Since a significant portion of guarantees and commitments are expected to expire without being drawn upon, the total of the contractual amounts is not representative of future liquidity requirements.

	Contract amounts expiration per period
	Less than	1-3	3-5	Over	2008	2007
$ millions, as at October 31	1 year	years	years	5 years	Total	Total

Unutilized credit commitments(1)	$23,787	$4,163	$8,927	$1,041	$37,918	$40,735
Backstop liquidity facilities	9,764	—	—	—	9,764	17,278
Standby and performance letters of credit	4,807	516	495	431	6,249	6,353
Documentary and commercial letters of credit	235	—	—	1	236	169

	$38,593	$4,679	$9,422	$1,473	$54,167	$64,535

(1)	Excludes personal lines of credit, home equity lines of credit, and credit card lines.
Other contractual obligations
The following table provides the contractual maturities of other contractual obligations affecting our short- and long-term liquidity and capital resource needs:

	Less than	1-3	3-5	Over	2008	2007
$ millions, as at October 31	1 year	years	years	5 years	Total	Total

Operating leases	$318	$556	$428	$1,423	$2,725	$2,342
Purchase obligations(1)	495	682	429	—	1,606	1,755
Investment commitments(2)	338	—	—	—	338	299
Pension contributions(3)	173	—	—	—	173	60

	$1,324	$1,238	$857	$1,423	$4,842	$4,456

(1)	Obligations that are legally binding agreements whereby we agree to purchase products or services with specific minimum or baseline quantities defined at fixed, minimum or variable prices over a specified period of time are defined as purchase obligations. Purchase obligations are included through to the termination date specified in the respective agreements, even if the contract is renewable. Many of the purchase agreements for goods and services include clauses that would allow us to cancel the agreement prior to expiration of the contract within a specific notice period. However, the amount above includes our obligations without regard to such termination clauses (unless actual notice of our intention to terminate the agreement has been communicated to the counterparty). The table excludes purchases of debt and equity instruments that settle within standard market timeframes.

(2)	As an investor in merchant banking activities, we enter into commitments to fund external private equity funds and investments in equity and debt securities at market value at the time the commitments are drawn. As the timing of future investment commitments is non-specific and callable by the counterparty, obligations have been included as less than one year.

(3)	Subject to change as contribution decisions are affected by various factors, such as market performance, regulatory requirements, and management’s ability to change funding policy. Also, funding requirements after 2009 are excluded due to the significant variability in the assumptions required to project the timing of future cash flows.
     Strategic Risk
Strategic risk arises from ineffective business strategies or the failure to effectively execute strategies. It includes, but is not limited to, potential financial loss due to the failure of acquisitions or organic growth initiatives.
     Oversight of strategic risk is the responsibility of the SET and the Board. At least annually, the CEO presents CIBC’s strategic planning process and CIBC’s annual strategic business plan to the Board for review and approval. The Board reviews the plan in light of management’s assessment of emerging market trends, the competitive environment, potential risks and other key issues.
     One of the tools for measuring, monitoring and controlling strategic risk is attribution of economic capital against this risk. Our economic capital models include a strategic risk component for those businesses utilizing capital to fund an acquisition or a significant organic growth strategy.
     Operational Risk
Operational risk is the loss resulting from inadequate or failed internal processes, systems, or from human error or external events.
     Operational risks driven by people and processes are mitigated through human resources policies and practices, and operational procedural controls, respectively. Operational risks driven by systems are managed through controls over technology development and change management.
     The Governance and Control Committee (GCC) oversees the effectiveness of our internal control framework within the parameters and strategic objectives established by the SET. The SET is accountable to the Board and its Audit Committee and the RMC for maintaining a strong internal control environment.
Process and control
Each line of business has responsibility for the day-to-day management of operational risk. Infrastructure and governance groups maintain risk and control self-assessment processes. We maintain a corporate insurance program to provide additional protection from loss and a global business continuity management program to mitigate business continuity risks in the event of a disaster.
Risk measurement
Effective November 1, 2007, under Basel II, we use the AMA to calculate operational risk regulatory capital. Our operational risk measurement methodology for economic capital purposes attributes operational risk capital to expected and unexpected losses arising from the following loss event types:
•	Legal liability (with respect to third parties, clients and employees)

•	Client restitution

•	Regulatory compliance and taxation violations

•	Loss or damage to assets

•	Transaction processing errors

•	Theft, fraud and unauthorized activities
Operational risk capital is calculated using a loss distribution approach with the input parameters based on either actual internal loss experience where a statistically significant amount of internal historical

82	CIBC Annual Accountability Report 2008

Management’s Discussion and Analysis
data is available, or applying a loss scenario approach based on the available internal/external loss data and management expertise.
     In addition to the capital attributed as described above, adjustments are made for internal control issues and risks that are not included in the original operational risk profile. These adjustments are based on the results of the quarterly risk and control self-assessment processes, which involve input from the business and infrastructure groups as well as from the governance areas such as the Operational Risk Department, Control Division, Internal Audit, Legal, and Compliance.
     Under AMA, we are allowed to recognize the risk mitigating impact of insurance in the measures of operational risk used for regulatory minimum capital requirements. Although our current insurance policies are tailored to provide earnings protection from potential high-severity losses, we currently do not take any capital relief as a result of our insurance program.
     We attribute operational risk capital at the line of business level. Capital represents the worst-case loss and is determined for each loss event type and production/infrastructure/corporate governance line of business. The aggregate risk of CIBC is less than the sum of the individual parts, as the likelihood that all business groups across all regions will experience a worst-case loss in every loss category in the same year is extremely small. To adjust for the fact that all risks are not 100% correlated, we incorporate a portfolio effect to ensure that the aggregated risk is representative of the total bank-wide risk. The process for determining correlations considers both internal and external historical correlations and takes into account the uncertainty surrounding correlation estimates.
     The results of the capital calculations are internally backtested each quarter, and the overall methodology is independently validated by the RM validation group to ensure that the assumptions applied are reasonable and conservative.
     Reputation and Legal Risk
Our reputation and financial soundness are of fundamental importance to us and to our customers, shareholders and employees.
     Reputation risk is the potential for negative publicity regarding our business conduct or practices which, whether true or not, could significantly harm our reputation as a leading financial institution, or could materially and adversely affect our business, operations or financial condition.
     Legal risk is the potential for civil litigation or criminal or regulatory proceedings being commenced against CIBC that, once decided, could materially and adversely affect our business, operations or financial condition.
     The RMC provides oversight of the management of reputation and legal risk. The identification, consideration and prudent, proactive management of potential reputation and legal risk is a key responsibility of CIBC and all of our employees.
     Our “Global Reputation and Legal Risks Policy” sets standards for safeguarding our reputation and minimizing exposure to our reputation and legal risk. The policy is supplemented by business procedures for identifying and escalating transactions that could pose material reputation risk and/or legal risk to the Reputation and Legal Risk Committee.
     Regulatory Risk
Regulatory risk is the risk of non-compliance with regulatory requirements. Non-compliance with these requirements may lead to regulatory sanctions and harm to our reputation.
     Our regulatory compliance philosophy is to manage regulatory risk through the promotion of a strong compliance culture, and the integration of sound controls within the business and infrastructure groups. The foundation of this approach is a comprehensive legislative compliance management (LCM) framework. The LCM framework maps regulatory requirements to internal policies, procedures and controls that govern regulatory compliance.
     Our compliance department is responsible for the development and maintenance of a comprehensive regulatory compliance program, including oversight of the LCM framework. The department is independent of business management and reports regularly to the Audit Committee.
     Primary responsibility for compliance with all applicable regulatory requirements rests with senior management of the business and infrastructure groups, and extends to all employees. The compliance department’s activities support those groups, with particular emphasis on those regulatory requirements that govern the relationship between CIBC and its clients and those requirements that help protect the integrity of the capital markets.
     Environmental Risk
Environmental risk is the risk of financial loss or damage to reputation associated with environmental issues, whether arising from our credit and investment activities or related to our own operations. Our corporate environmental policy, originally approved by the Board in 1993 and most recently updated and approved by the Risk Management Committee of the Board in 2008, commits CIBC to responsible conduct in all activities to protect and conserve the environment; safeguard the interests of all stakeholders from unacceptable levels of environmental risk; and support the principles of sustainable development.
     The policy is addressed by an integrated Corporate Environmental Management Program which is under the overall management of the Environmental Risk Management (ERM) Group in RM. Environmental evaluations are integrated into our credit and investment risk assessment processes, with environmental risk management standards and procedures in place for all sectors. In addition, environmental and social risk assessments in project finance are required in accordance with our commitment to the Equator Principles, a voluntary set of guidelines for financial institutions based on the screening criteria of the International Finance Corporation, which CIBC initially adopted in 2003. We also conduct ongoing research and benchmarking on environmental issues such as biodiversity and reforestation as they may pertain to responsible lending practices. In 2006, we completed a major portfolio risk review related to potential regulatory requirements for greenhouse gas (GHG) emission reductions in certain industries. With recent changes in GHG related policy and regulation, we are in the process of updating this report.
     The ERM Group works closely with Corporate Real Estate, Global Sourcing, Communications, and other business and functional groups in ensuring that high standards of environmental due diligence and responsibility are applied in our facilities management, purchasing and other operations. An Environmental Management Committee is in place to provide oversight and to support these activities.
     Additional information on our environmental policies and practices is available in the “Public Accountability Statement” included within the Annual Accountability Report and on our website (www.cibc.com/environment). We are also a signatory to and participant in the Carbon Disclosure Project, which promotes corporate disclosure to the investment community on greenhouse gas emissions and climate change management.

CIBC Annual Accountability Report 2008	83

Management’s Discussion and Analysis
Accounting and Control Matters
     Critical Accounting Policies and Estimates
A summary of significant accounting policies is presented in Note 1 to the consolidated financial statements. Certain accounting policies require us to make judgments and estimates, some of which may relate to matters that are uncertain. Changes in the judgments and estimates required in the critical accounting policies discussed below could have a material impact on our financial results. We have established control procedures to ensure accounting policies are applied consistently and processes for changing methodologies are well controlled.
Valuation of financial instruments
In addition to our debt and equity trading securities and obligations related to securities sold short, all derivative contracts, AFS securities other than private equities, and FVO financial instruments are carried at fair value. Our FVO financial instruments include certain debt securities, business and government loans, and business and government bank deposits.
     The determination of fair value requires us to make judgments and estimates as there is often limited market information. Fair value is defined as the amount at which a financial instrument could be exchanged between knowledgeable and willing parties in an orderly arm’s length transaction motivated by normal business considerations. Fair value is best evidenced by quoted market prices for the same instrument or for similar instruments, adjusted for any difference in terms. Quoted market values of financial instruments and liabilities, classified as trading, FVO or AFS, are in reference to bid or ask prices applied to the net position where available, as appropriate (instead of closing prices). If a market price in an active market is not available, the fair value is estimated on the basis of valuation models. Observable market inputs are utilized for valuation purposes to the extent possible and appropriate.
     Valuation models may utilize multiple observable market inputs, including: interest rates, foreign currency rates, equity and equivalent synthetic instrument prices, index levels, credit spreads, counterparty credit quality, corresponding market volatility levels, and other market-based pricing factors, as well as any appropriate, highly correlated proxy market valuation data.
     If the fair value of a derivative is not determinable based upon quoted market prices in an active market, and a suitable market proxy is not available, the transaction price would be considered to be the best indicator of market value. Any gains or losses at inception would be recognized only in future periods when market quotes or data become observable or through various appropriate methods over the life of the transaction.
     In inactive markets, quotes obtained from brokers are indicative quotes, meaning that they are not binding and are mainly derived from the brokers’ internal valuation models. Due to the inherent limitations of the indicative broker quotes in estimating fair value, we also consider the values provided by our internal models, where appropriate, utilizing observable market inputs to the extent possible. In the fourth quarter we moved from our previous valuation of CLO positions based solely on indicative broker quotes to one based upon our internal models and broker quotes. The change in valuation techniques resulted in an improvement in the marks of the CLO assets of $291 million and written credit derivatives on CLOs of $489 million. This also led to a reduction in the fair value marks on purchased CLO protection by $911 million, with a resulting decrease in related credit valuation adjustments at the beginning of the quarter of $441 million. This change contributed to an increase in revenue of $310 million on August 1, 2008.
     To ensure that valuations are appropriate, a number of policies and controls are put in place. Independent validation of fair value is performed at least on a monthly basis. Valuations are verified to external sources such as exchange quotes, broker quotes or other management-approved independent pricing sources. Key model inputs, such as yield curves and volatilities, are independently verified. Valuation models used, including analytics for the construction of yield curves and volatility surfaces, are vetted and approved, consistent with our model risk policy.
     The table below presents the valuation methods used to determine the sources of fair value of those financial instruments which are held at fair value on the consolidated balance sheet:

As at October 31, 2008
		Valuation	Valuation
		technique-	technique-
	Quoted	market	non-market
	market	observable	observable
	price	inputs	inputs

Assets
Trading securities	87.2%	9.8%	3.0%
AFS securities	53.6	39.4	7.0
FVO financial instruments	2.7	96.2	1.1
Derivative instruments	4.3	82.3	13.4

Liabilities
Obligations related to securities sold short	74.2%	25.8%	—%
FVO financial instruments	—	88.5	11.5
Derivative instruments	4.3	72.8	22.9

As at October 31, 2007
Assets
Trading securities	92.5%	3.5%	4.0%
AFS securities	68.8	27.8	3.4
FVO financial instruments	23.8	74.4	1.8
Derivative instruments	7.9	76.0	16.1

Liabilities
Obligations related to securities sold short	96.3%	3.1%	0.6%
FVO financial instruments	—	100.0	—
Derivative instruments	6.4	77.2	16.4

The table below presents the amount and percentage of each category of financial instruments which are fair valued using valuation techniques based on non-market observable inputs.

	Oct. 31	Oct. 31	Oct. 31
$ millions, as at	2008	2008	2008
	Structured
	credit
	run-off	Total	Total
	business	CIBC	CIBC

Assets
Trading securities	$685	$1,118	3.0%
AFS securities	216	867	7.0
FVO financial instruments	246	257	1.1
Derivative instruments	3,752	3,826	13.4

Liabilities
FVO financial instruments	733	733	11.5%
Derivative instruments	7,155	7,487	22.9

We apply judgment in establishing valuation adjustments that take into account various factors that may have an impact on the

84	CIBC Annual Accountability Report 2008

Management’s Discussion and Analysis
valuation. Such factors include, but are not limited to, the bid-offer spread, illiquidity due to lack of market depth, parameter uncertainty and other market risk, model risk, credit risk and future administration costs.
     The following table summarizes our valuation adjustments:

$ millions, as at October 31	2008	2007

Trading securities
Market risk	$43	$25
Derivatives
Market risk	223	211
Credit risk	4,672	71
Administration costs	30	28
Other	6	5

	$4,974	$340

Much of our remaining positions in our structured credit run-off business requires the application of valuation techniques using non-market observable inputs. Indicative broker quotes, which we consider to be non-market observable in an inactive market, are used for the initial valuation of these positions.
     After arriving at these valuations, we consider whether a credit valuation adjustment is required to recognize the risk that any given counterparty may not ultimately be able to fulfill its obligations.
     In the first quarter we changed our methodology for estimating valuation adjustments against our counterparty credit exposures related to financial guarantors (excluding ACA) to take into account market observed credit spreads. The modification resulted in an increase in charges during the quarter of approximately $590 million. In the second quarter, to reflect the deterioration in general credit conditions, we added $50 million to our historical, formulaic calculation of the credit valuation adjustment for non-financial guarantor derivative counterparties. During the fourth quarter we modified our valuation techniques for determining the credit valuation adjustment for non-financial guarantors to reflect market observed credit spreads, with nominal impact on results.
     The effect of changing non-market observable assumptions we used to fair value our structured credit exposures to reasonably possible alternatives would impact net income as described below.
     Our unhedged structured credit exposures (USRMM and non-USRMM) are sensitive to changes in MTM, generally as derived from indicative broker quotes as described above. A 10% adverse change in mark-to-market of the underlyings would result in a loss of approximately $12 million in our unhedged USRMM portfolio and $128 million in our non-USRMM portfolio, excluding unhedged HTM positions and before the impact of the Cerberus transaction.
     A 10% reduction in the mark-to-market of our on-balance sheet hedged structured credit positions other than those classified as HTM and a 10% increase in the fair value (before CVA) of all credit derivatives in our hedged structured credit positions would result in a net loss of approximately $274 million before the impact of the Cerberus transaction.
     The impact of a 10% reduction in receivable net of CVA from financial guarantors would result in a net loss of approximately $233 million.
     The total loss recognized in the consolidated statement of operations on the financial instruments, whose fair value was estimated using a valuation technique requiring unobservable market parameters, was $7,497 million.
Risk factors related to fair value adjustments
We believe that we have made appropriate fair value adjustments and have taken appropriate write-downs to date. The establishment of fair value adjustments and the determination of the amount of write-downs involve estimates that are based on accounting processes and judgments by management. We evaluate the adequacy of the fair value adjustments and the amount of write-downs on an ongoing basis. The levels of fair value adjustments and the amount of the write-downs could be changed as events warrant.
Impairment of AFS and HTM securities
Our AFS securities include debt and equity securities and retained interests in securitized assets. Our HTM securities comprise asset-backed debt securities.
     AFS securities, other than equities that do not have a quoted market value in an active market, are stated at fair value, whereby the difference between the fair value and the amortized cost is included in AOCI. Equities that do not have a quoted market value in an active market are carried at cost. AFS and HTM securities are subject to impairment reviews to assess whether or not there is other-than-temporary impairment.
     Factors that are reviewed for impairment assessment include, but are not limited to, operating performance and future expectations, liquidity and capital adequacy, external credit ratings, underlying asset quality deterioration, industry valuation levels for comparable entities, and any changes in market and economic outlook. Realized gains and losses on disposal and write-downs to reflect other-than-temporary impairments in value of AFS and HTM securities, are recorded in the consolidated statement of operations.
Allowance for credit losses
We establish and maintain an allowance for credit losses that is considered the best estimate of probable credit-related losses existing in our portfolio of on- and off-balance sheet financial instruments, giving due regard to current conditions. The allowance for credit losses consists of specific and general components, which are based on our assessment of probabilities of default, internal risk ratings, expected loss and recovery rates, and the degree of risk inherent in the loan portfolios.
Specific allowance
Consumer loans
Consumer loan portfolios include residential mortgages, personal and credit card loans, and certain small business loan portfolios, which consist of large numbers of homogeneous balances of relatively small amounts. We take a portfolio approach and establish the specific allowance utilizing a formula basis, since it is not practical to review each individual loan. We evaluate these portfolios for specific allowances by reference to historical ratios of write-offs to balances in arrears and to balances outstanding. Further analysis and evaluation of the allowance is performed to account for the aging of the portfolios and the impact of economic trends and conditions.
Business and government loans
Business and government loan portfolios are assessed on an individual loan basis. Specific allowances are established when impaired loans are identified. A loan is classified as impaired when we are of the opinion that there is no longer a reasonable assurance of the full and timely collection of principal and interest. The specific allowance is the amount required to reduce the carrying value of an impaired loan to its estimated realizable amount. This is determined by discounting the expected future cash flows at an effective interest rate inherent in the loan upon impairment. Loans are monitored for credit quality and assigned a risk rating which represents the risk of loss in a credit facility. This risk of loss combines the likelihood of default by the borrower and the probable severity of the loss, if it happens. All usual risk factors are considered in reaching a judgment

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on a risk rating. This method emphasizes accuracy and consistency of risk ratings within a disciplined framework. It is an integral part of the ongoing credit assessment process and is the basis for identifying higher risk, watch list and impaired loans, as well as the establishment of allowances.
General allowance
The general allowance provides for credit losses that are present in the credit portfolios, but which have not yet been specifically identified or provided for through specific allowances. The general allowance applies to on- and off-balance sheet credit exposures that are not carried at fair value. The methodology for determining the appropriate level of the general allowance incorporates a number of factors, including the size of the portfolios, expected loss rates, and relative risk profiles. We also consider estimates of the time periods over which losses that are present would be specifically identified and a specific provision taken, their view of current economic and portfolio trends, and evidence of credit quality improvements or deterioration. On a regular basis, the parameters that affect the general allowance calculation are updated, based on our experience and the economic environment.
     Expected loss rates for business loan portfolios are based on the risk rating of each credit facility and on the probability of default factors associated with each risk rating, as well as estimates of loss given default. The probability of default factors reflect our historical experience over an economic cycle, and is supplemented by data derived from defaults in the public debt markets. Loss given default estimates are based on our historical experience. For consumer loan portfolios, expected losses are based on our historical loss rates and aggregate balances. As at October 31, 2008, our model indicated a range of outcomes for the general allowance between $430 million and $1,133 million. The general allowance of $892 million (2007: $890 million), which represents our best estimate of losses inherent but not specifically provided for in our loan portfolios, was selected from within the range based on a qualitative analysis of the economic environment and credit trends, as well as the risk profile of the loan portfolios. A uniform 10% increase in the probabilities of default or loss severity across all portfolios would cause the general allowance to increase by approximately $90 million.
Securitizations and VIEs
Securitization of our own assets
We have determined that all of our securitizations are accounted for as sales because we surrender control of the transferred assets and receive consideration other than beneficial interests in the transferred assets. We have also determined that the entities to which we have transferred the assets should not be consolidated because they are QSPEs.
     Gains or losses on transfers accounted for as sales depend, in part, upon the allocation of previous carrying amounts to assets sold and retained interests. These carrying amounts are allocated in proportion to the relative fair value of the assets sold and the retained interest. As market prices are generally not available for retained interest, we estimate fair value based on the present value of expected future cash flows. This requires us to estimate expected future cash flows, which incorporate expected credit losses, scheduled payments and unscheduled prepayment rates, discount rates, and other factors that influence the value of retained interests. Actual cash flows may differ significantly from our estimations. These estimates directly affect our calculation of gain on sale from securitizations and the rate at which retained interests are taken into income.
     For additional information on our securitizations, including key economic assumptions used in measuring the fair value of retained interest and the sensitivity of the changes to those assumptions, see the “Off-balance sheet arrangements” section and Note 6 to the consolidated financial statements.
Securitization of third-party assets
We also sponsor several VIEs that purchase pools of third-party financial assets. Our derivative and administrative transactions with these entities are generally not considered variable interests. We monitor the extent to which we support these VIEs through direct investment in the debt issued by the VIEs and through the provision of liquidity protection to the other debt holders to assess whether we are the primary beneficiary and consolidator of these entities. As at October 31, 2008, we did not consolidate any of these entities.
     AcG-15 provides guidance on applying consolidation principles to certain entities that are subject to control on a basis other than ownership of voting interests. To determine which VIEs require consolidation under AcG-15, we exercise judgment by identifying our variable interests and comparing them with other variable interests held by unrelated parties to determine if we are exposed to a majority of each of these entities’ expected losses or expected residual returns. We have consolidated certain other VIEs as we determined that we were exposed to a majority of the expected losses or residual returns.
     Where we consider that CIBC is the primary beneficiary of any VIEs, AcG-15 requires that we reconsider this assessment when there is a significant change to the design of the VIE or the ownership of variable interests that significantly changes the manner in which expected losses and expected residual returns are allocated; when we sell or dispose of a part or all of our variable interest to unrelated parties; or when the VIE issues new variable interest to unrelated parties. Where CIBC is not the primary beneficiary, AcG-15 requires that we reconsider whether we are the primary beneficiary when we acquire additional variable interests.
     Specifically, in relation to ABCP conduits (“the conduits”), we reconsider our primary beneficiary assessment whenever our level of interest in the ABCP issued by the conduits significantly changes, or in the less frequent event that the liquidity protection we provide to the conduits is drawn or amended. To the extent that our ABCP holdings in a particular conduit exceeds 45%, it is likely that we will consider ourselves to be the primary beneficiary, as a result of the relatively small amount of variability stemming from the other variable interests in the conduit. A significant increase in our holdings of ABCP issued by the conduits would become more likely in a scenario in which the market for bank-sponsored ABCP suffered a significant deterioration such that the conduits were unable to roll their ABCP.
     Securitizations and VIEs affect all our reporting segments.
Asset impairment
Goodwill, other intangible assets and long-lived assets
As at October 31, 2008, we had goodwill of $2.1 billion and other intangible assets with an indefinite life amounting to $140 million. Under GAAP, goodwill is not amortized, but is instead subject to, at least annually, an assessment for impairment by applying a two-step fair value-based test. In the first test, the fair value of the reporting unit is compared to its book value including goodwill. If the book value of the reporting unit exceeds the fair value, an impairment loss is then recognized pursuant to the second test to the extent that, at the reporting unit level, the carrying amount of goodwill exceeds the implied fair value of goodwill. The carrying values of our reporting

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units are based on economic capital models and are designed to produce the net book value a reporting unit would have if it was a stand-alone entity.
     Acquired intangible assets are separately recognized if the benefits of the intangible assets are obtained through contractual or other legal rights, or if the intangible assets can be sold, transferred, licensed, rented, or exchanged. Determining the useful lives of intangible assets requires judgment and fact-based analysis. Intangibles with an indefinite life are not amortized but are assessed for impairment by comparing the fair value to the carrying value.
     We use judgment to estimate the fair value of the reporting units and other intangible assets with an indefinite life. Imprecise estimates can affect the carrying value reported for goodwill and other intangible assets with an indefinite life. The fair value of the reporting units and other intangible assets with an indefinite life are derived from internally developed valuation models, using a market or income approach. Under a market approach, the models consider various factors, including normalized earnings, projected forward earnings, and price earnings multiples. Under an income approach, the models consider various factors, including projected cash flows, terminal growth rates and discount rates.
     Our 2008 goodwill impairment tests suggest that the fair value of the reporting units subject to testing exceeded the carrying value.
     Long-lived assets and other identifiable intangibles with a definite life are amortized over their estimated useful lives. These assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. In performing the review for recoverability, we estimate the future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the asset, an impairment loss is recognized to the extent that fair value is less than the carrying value.
     These assets are held in all our reporting segments. For additional details, see Note 8 to the consolidated financial statements.
Income taxes
We use judgment in the estimation of income taxes and future income tax assets and liabilities. As part of the process of preparing our consolidated financial statements, we are required to estimate income taxes in each of the jurisdictions where we operate.
     This process involves estimating actual current tax exposure, together with assessing temporary differences that result from the different treatments of items for tax and accounting purposes, and any tax loss carryforwards.
     We are also required to establish a future income tax asset in respect of expenses recorded currently for which a tax deduction will be available in a future period, such as the general allowance for credit losses and loss carry forwards.
     As at October 31, 2008, we had available future income tax assets in excess of future income tax liabilities of $1,884 million, before a valuation allowance of $62 million. We are required to assess whether it is more likely than not that our future income tax assets will be realized prior to their expiration and, based on all the available evidence, determine if a valuation allowance is required on all or a portion of our future income tax assets. The factors used to assess the likelihood of realization are our past experience of income and capital gains, forecast of future net income before taxes, available tax planning strategies that could be implemented to realize the future income tax assets, and the remaining expiration period of tax loss carry forwards. Although realization is not assured, we believe, based on all the available evidence, it is more likely than not that the remaining future income tax assets, net of the valuation allowance, will be realized prior to their expiration.
     Income tax accounting impacts all our reporting segments. For further details of our income taxes, see Note 22 to the consolidated financial statements.
Contingent liabilities
In the ordinary course of its business, CIBC is a party to a number of legal proceedings, including regulatory investigations. In certain of these matters, claims for substantial monetary damages are asserted against CIBC and its subsidiaries. In accordance with Canadian GAAP, amounts are accrued for the financial resolution of claims if, in the opinion of management, it is both likely that a future event will confirm that a liability had been incurred at the date of the financial statements and the amount of the loss can be reasonably estimated. In some cases, however, it is either not possible to determine whether such a liability has been incurred or to reasonably estimate the amount of loss until the case is closer to resolution, in which case no accrual can be made until that time. If the reasonable estimate of loss involves a range within which a particular amount appears to be a better estimate, that amount would be accrued. If no such better estimate within a range is indicated, the minimum amount in the range is required to be accrued. We regularly assess the adequacy of CIBC’s contingent liability accrual and make the necessary adjustments to incorporate new information as it becomes available. Adjustments to the accrual in any quarter may be material in situations where significant new information becomes available. While there is inherent difficulty in predicting the outcome of such matters, based on current knowledge and consultation with legal counsel, we do not expect that the outcome of any of these matters, individually or in aggregate, would have a material adverse effect on our consolidated financial position. However, the outcome of any such matters, individually or in aggregate, may be material to our operating results for a particular year.
     Contingent liabilities impact all our reporting segments. For further details of our contingent liabilities, see Note 24 to the consolidated financial statements.
Employee future benefit assumptions
We are the sponsor of defined benefit pension and other post-employment (including post-retirement) benefit plans for eligible employees that impact all our reporting segments. The pension and other post-employment benefit expense and obligations are dependent upon assumptions used in calculating such amounts. These assumptions include discount rates, projected salary increases, expected return on assets, health care cost trend rates, turnover of employees, retirement age, and mortality rates. These assumptions are reviewed annually in accordance with accepted actuarial practice and approved by management. The discount rate assumption used in determining pension and other post-employment benefit obligations and net benefit expense reflects the market yields, as of the measurement date, on high-quality debt instruments with cash flows that match expected benefit payments. The expected rate of return on the plan assets assumption is based on expected returns for the various asset classes, weighted by portfolio allocation. Anticipated future long-term performance of individual asset categories is considered, reflecting expected future inflation and expected real yields on fixed-income securities and equities. Other assumptions are based on actual plan experience and our best estimates.
     In accordance with Canadian GAAP, actual results that differ

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from the assumptions are accumulated and amortized over future periods and, therefore, generally affect recognized expense and the recorded obligation in future periods. As at October 31, 2008, the net amount of the unamortized actuarial losses was $877 million (2007: $825 million) in respect of pension plans and $82 million (2007: $171 million) in respect of other post-employment benefit plans. These amounts do not reflect market volatility subsequent to September 30, 2008.
     The fair value of our plan assets for our funded Canadian benefit plans decreased $222 million between September 30, 2008 and October 31, 2008, excluding other activity in the month such as funding contributions, benefit payments, and administrative expenses. The negative investment returns of 2008 will impact funding requirements in subsequent years. For 2009, the minimum funding requirement is expected to be in the range of $137 million to $250 million.
     Our benefit plans are funded to or above the amounts required by relevant legislation. During the year, we contributed $333 million (2007: $139 million) to the pension plans, which included $324 million (2007: $105 million) above the minimum required by relevant legislation. Our 2008 funding contribution to our principal Canadian pension plan was the maximum amount allowed by the Income Tax Act (Canada). Our principal post-employment benefit plans are unfunded. We fund benefit payments for these plans as incurred. During the year, these benefit payments totalled $32 million (2007: $31 million).
     For further details of our annual pension and other post-employment expense and liability, see Note 21 to the consolidated financial statements.
     For our Canadian plans, which represent more than 90% of our pension and other post-employment benefit plans, management has approved changes to the assumptions to be used for the 2009 expense calculation. Management has approved a weighted average discount rate of 6.72% for pension and other post-employment benefit plans, which is an increase of 122 basis points (bps) over the similar rate for 2008. The approved weighted average expected long-term rate of return on plan assets is 6.81% for the funded defined benefit plans, which are primarily pension plans. This is an increase of 6 bps over the similar rate for 2008. These assumptions reflect the higher yields on high quality corporate bonds. The aggregate impact of these changes in assumptions together with the impact of changes in market value of the plan assets in the year is expected to be a decrease of $83 million on expense recognition for 2009.
     Actual experience different from that anticipated or future changes in assumptions may affect our pension and other post-employment benefit obligations, expense and funding contributions. The following table outlines the potential impact of changes in certain key assumptions used in measuring the accrued benefit obligations and related expenses:

$ millions, as at October 31, 2008	Pension benefit plans		Other benefit plans
	Obligation	Expense	Obligation	Expense

Impact of a change of 100 bps in key assumptions:
Discount rate
Decrease in assumption	$454	$69	$82	$7
Increase in assumption	(397)	(67)	(63)	(5)
Expected long-term rate of return on plan assets
Decrease in assumption	n/a	36	n/a	—
Increase in assumption	n/a	(36)	n/a	—
Rate of compensation increase
Decrease in assumption	(109)	(33)	(2)	(1)
Increase in assumption	111	34	2	1

The sensitivity analysis contained in this table should be used with caution, as the changes are hypothetical and the impact of changes in each key assumption may not be linear.
     Financial Instruments
As a financial institution, our assets and liabilities primarily comprise financial instruments, which include deposits, securities, loans, derivatives, acceptances, repurchase agreements, subordinated debt and preferred shares.
     We use these financial instruments for both trading and non-trading activities. Trading activities include the purchase and sale of securities, transacting in foreign exchange and derivative instruments in the course of facilitating client trades, and taking proprietary trading positions with the objective of income generation. Non-trading activities generally include the business of lending, investing, funding, and ALM.
     The use of financial instruments may either introduce or mitigate exposures to market, credit and/or liquidity risks. See the “Management of Risk” section for details on how these risks are managed.
     Financial instruments are accounted for according to their purpose. For details on the accounting for these instruments, see Note 1 to the consolidated financial statements.
     For significant assumptions made in determining the valuation of financial and other instruments, see the “Critical Accounting Policies and Estimates” section.
     Accounting Developments
Reclassification of financial assets
As permitted by the amendments to the CICA handbook sections 3855 “Financial Instruments — Recognition and Measurement” and 3862 “Financial Instruments — Disclosures” in October 2008, certain trading financial assets, for which there is no active market and which management has changed its intention to either to hold to maturity or to hold for the foreseeable future, have been reclassified as HTM and AFS respectively. The reclassifications were made with effect from August 1, 2008 at fair value as at that date. The difference between the new amortized cost based on the fair valuation at the date of reclassification and the expected recoverable principal amount is amortized over the remaining life of the reclassified assets using the effective interest rate method.
     The impacts of the reclassifications are summarized in Note 4 to the consolidated financial statements. If the reclassification had not been made, $629 million of unrealized losses for positions reclassified to HTM and $8 million of unrealized losses for positions reclassified to AFS would have been included in the results of the current year.

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Changes in accounting policies
Financial instruments
Effective November 1, 2007, we adopted the Canadian Institute of Chartered Accountants (CICA) handbook sections 3862 “Financial instruments — Disclosures” and 3863 “Financial Instruments — Presentation”.
     These sections enhance the disclosure requirements on the nature and extent of risks arising from financial instruments and how the entity manages those risks. See Note 28 of the consolidated financial statements for additional details.
     On November 1, 2006, we adopted the CICA handbook sections 3855 “Financial Instruments - Recognition and Measurement”, 3865 “Hedges”, 1530 “Comprehensive Income”, and 3251 “Equity”.
     For further details, see Note 1 to the consolidated financial statements.
Leveraged leases
Effective November 1, 2007, we adopted the amended CICA Emerging Issues Committee Abstract (EIC) 46, “Leveraged Leases”, which was based upon the Financial Accounting Standards Board staff Position FAS 13-2, “Accounting for a Change or Projected Change in the Timing of Cash Flows Relating to Income Taxes Generated by a Leveraged Lease Transaction”. The EIC required that a change in the estimated timing of cash flows relating to income taxes results in a recalculation of the timing of income recognition from the leveraged lease.
     The adoption of this guidance resulted in a $66 million charge to opening retained earnings as at November 1, 2007. An amount approximating this non-cash charge will be recognized into income over the remaining lease terms using the effective interest rate method.
Capital disclosures
Effective November 1, 2007, we adopted the CICA handbook section 1535, “Capital Disclosures”, which requires an entity to disclose its objective, policies and processes for managing capital. In addition, the section requires disclosure of summary quantitative information about capital components. See Note 17 to the consolidated financial statements for additional details.
Transition to International Financial Reporting Standards (IFRS)
In February 2008, the Accounting Standards Board of the CICA affirmed its intention to replace Canadian GAAP with IFRS. CIBC will adopt IFRS commencing November 1, 2011 with comparatives for the year commencing November 1, 2010.
     CIBC has initiated an IFRS transition project. At this point it is too early to comment on the anticipated financial impact to the balance sheet and ongoing results of operation resulting from the transition to IFRS.
     Related-Party Transactions
We have various processes in place to ensure that the relevant related-party information is identified and reported to the Corporate Governance Committee (CGC) of the Board on a quarterly basis, as required by the Bank Act. The CGC has the responsibility for reviewing our policies and practices in identifying transactions with our related parties that may materially affect us, and reviewing the associated procedures for promoting compliance with the Bank Act.
For further details, see Note 26 to the consolidated financial statements.
     Controls and Procedures
Disclosure controls and procedures
CIBC’s management, with the participation of the President and Chief Executive Officer and the Chief Financial Officer, has evaluated the effectiveness of CIBC’s disclosure controls and procedures (as defined in the rules of the SEC and the Canadian Securities Administrators) as at October 31, 2008, and has concluded that such disclosure controls and procedures were effective.
Management’s annual report on internal control over financial reporting
CIBC’s management is responsible for establishing and maintaining adequate internal control over financial reporting for CIBC.
     Internal control over financial reporting is a process designed by, or under the supervision of, the President and Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. CIBC’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records, that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of CIBC; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of CIBC are being made only in accordance with authorizations of CIBC’s management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of CIBC’s assets that could have a material effect on the financial statements.
     All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.
     CIBC’s management has used the Committee of Sponsoring Organizations of the Treadway Commission (COSO) framework to evaluate the effectiveness of CIBC’s internal control over financial reporting.
     As at October 31, 2008, management assessed the effectiveness of CIBC’s internal control over financial reporting and concluded that such internal control over financial reporting was effective and that there were no material weaknesses in CIBC’s internal control over financial reporting that have been identified by management.
     Ernst & Young LLP, who has audited the consolidated financial statements of CIBC for the year ended October 31, 2008, has also issued a report on internal control over financial reporting under Auditing Standard No. 5 of the Public Company Accounting Oversight Board (United States). This report is located on page 93 of this Annual Accountability Report.
Changes in internal control over financial reporting
There have been no changes in CIBC’s internal control over financial reporting during the year ended October 31, 2008, that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting.

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